
07052130

Conn's INC

AWARD WINNING SERVICE

Since 1890

ELECTRONICS APPLI

APPLIANCES • ELECTRONICS • COMPUTERS • LAWN EQUIPMENT • FURNITURE • MATTRESSES

2007 ANNUAL REPORT

CHAIRMAN'S LETTER

On the Cover
Conn's Pearl Street Location and Conn's Baytown Location in 2006

Dear Shareholders:

I am pleased to report to you that your company is in a very strong position as we enter the new fiscal year.

The past year presented us with many opportunities and challenges, both operational and financial. Most of them were the result of hurricanes that hit the Gulf coast in the last half of 2005. The storms had long-lasting effects, including resource shortages in all of our operating divisions – sales, distribution, service and, most notably, our credit division. Our entire credit operation was displaced from our corporate facility in Beaumont, Texas, when the immediate area in and around Beaumont was evacuated just before Hurricane Rita made landfall some 30 miles east of the city. While we were able to relocate the functions away from the coast, the disruptions in mail delivery, collections activities and staffing were felt for many months. As a result, our credit portfolio performance declined for a period of time. However, by the fourth quarter, staffing had improved, caseloads had declined, cure rates were up, delinquencies had improved and losses returned to normal levels. Conn's secondary portfolio for new credit consumers and credit–challenged consumers, which comprises only 23.5% of the outstanding receivables, continues to perform at its traditional level. As a result of diligent underwriting standards the net charge-off rate for the secondary portfolio at year-end was only 3.3%.

Also, our credit subsidiary was successful in raising $200 million in additional funding to finance the purchase of our receivables. We opened six new retail stores and executed a very successful holiday selling season. Dealing with the challenges from the storms produced a more seasoned, stronger management team.

All in all, last year turned out very well: total revenue was up 8.5% and net income decreased 1.9% against the outstanding results of the prior year that saw revenues grow 24% and net income increase 34%. When considered on a two-year basis, revenues and net income increased approximately 15% a year.

With improving sales and improving credit performance, the year ahead looks bright. Yes, we will also have challenges this year. We are up against tough sales comparisons in the first half of the year, we compete daily in a very aggressive retail environment and there are unknowns that may again test our resolve. But I am confident that our management team is up to the task. They have proven that they can face obstacles that are placed before them, create measures to overcome those obstacles and ultimately succeed in their effort to better serve our customers, fellow associates and our shareholders.

Thank you for your continued confidence in us.

Sincerely,



Thomas J. Frank,
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
Annual Report Pursuant to Section l3 or l5(d)
of the Securities Exchange Act of l934

For the fiscal year ended January 31, 2007 **Commission File Number 000-50421**

CONN'S, INC.
(Exact Name of Registrant as Specified in its Charter)

A Delaware Corporation
(State or other jurisdiction of incorporation or organization)

06-1672840
(I.R.S. Employer Identification Number)

3295 College Street
Beaumont, Texas 77701
(Address of Principal Executive Offices)

(409) 832-1696
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	**The NASDAQ Global Select Market, Inc**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section l3 or l5(d) of the Securities Exchange Act of l934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of July 31, 2006 was approximately $175.1 million based on the closing price of the registrant's common stock as reported on the NASDAQ Global Select Market, Inc.

There were 23,809,522 shares of common stock, $0.01 par value per share, outstanding on March 26, 2007.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 30, 2007 (incorporated herein by reference in Part III).

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS.

Unless the context indicates otherwise, references to "we," "us," and "our" refer to the consolidated business operations of Conn's, Inc. and all of its direct and indirect subsidiaries, limited liability companies and limited partnerships.

Overview

We are a specialty retailer of home appliances and consumer electronics. We sell major home appliances including refrigerators, freezers, washers, dryers and ranges, and a variety of consumer electronics including micro-display projection, and plasma and LCD flat panel televisions, camcorders, digital cameras, DVD players and home theater products. We also sell home office equipment, lawn and garden equipment, mattresses and furniture and we continue to introduce additional product categories for the home and for consumer entertainment, such as MP3 player's, to help increase same store sales and to respond to our customers' product needs. We offer over 2,500 product items, or SKUs, at good-better-best price points representing such national brands as General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Apple, Serta, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. Based on revenue in 2005, we were the 9th largest retailer of home appliances and the 37th largest retailer of consumer electronics in the United States. Additionally, historically we are the second or third leading retailer of home appliances in terms of market share in the majority of our established markets. Likewise, in the home entertainment product categories in which we compete, we rank third or fourth in market share in the majority of our established markets.

We began as a small plumbing and heating business in 1890. We began selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. We opened our second store in 1959 and have since grown to 62 stores.

We have been known for providing excellent customer service for over 115 years. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

- a high level of customer service;
- highly trained and knowledgeable sales personnel;
- a broad range of competitively priced, customer-driven, brand name products;
- flexible financing alternatives through our proprietary credit programs;
- next day delivery capabilities; and
- outstanding product repair service.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During fiscal 2007, approximately 61% of our credit customers, based on the number of invoices written, were repeat customers.

In 1994, we realigned and added to our management team, enhanced our infrastructure and refined our operating strategy to position ourselves for future growth. From fiscal 1994 to fiscal 1999, we selectively grew our store base from 21 to 26 stores while improving operating margins from 5.2% to 8.7%. Since fiscal 1999, we have generated significant growth in our number of stores, revenue and profitability. Specifically:

- we have grown from 26 stores to 62 stores, an increase of over 138%, with several more stores currently under development;
- total revenues have grown 224%, at a compounded annual rate of 15.8%, from $234.5 million in fiscal 1999, to $760.6 million in fiscal 2007;

- net income from continuing operations has grown 358%, at a compounded annual rate of 20.9%, from $8.8 million in fiscal 1999 to $40.3 million in fiscal 2007; and

- our same store sales growth from fiscal 1999 through fiscal 2007 has averaged 8.6%; it was 3.6% for fiscal 2007. See additional discussion about same store sales under Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our principal executives offices are located at 3295 College Street, Beaumont, Texas 77701. Our telephone number is (409) 832-1696, and our corporate website is www.conns.com. We do not intend for information contained on our website to be part of this Form 10-K.

Corporate Reorganization

We were formed as a Delaware corporation in January 2003 with an initial capitalization of $1,000 to become the holding company of Conn Appliances, Inc., a Texas corporation. Prior to the completion of our initial public offering (the IPO) in November 2003, we had no operations. As a result of the IPO, Conn Appliances, Inc. became our wholly-owned subsidiary and the common and preferred stockholders of Conn Appliances, Inc. exchanged their common and preferred stock on a one-for-one basis for the common and preferred stock of Conn's, Inc. Immediately after the IPO, all preferred stock and accumulated dividends were redeemed, either through the payment of cash or through the conversion of preferred stock to common stock.

Industry Overview

The home appliance and consumer electronics industry includes major home appliances, small appliances, home office equipment and software, micro-display projection and plasma and LCD flat panel televisions, and audio, video and portable electronics. Sellers of home appliances and consumer electronics include large appliance and electronics superstores, national chains, small regional chains, single-store operators, appliance and consumer electronics departments of selected department and discount stores and home improvement centers.

Based on data published in *Twice, This Week in Consumer Electronics*; a weekly magazine dedicated to the home appliances and consumer electronics industry in the United States, the top 100 major appliance retailers reported sales of approximately $22.8 billion in 2005, up approximately 3.2% from reported sales in 2004 of approximately $22.1 billion. The retail appliance market is large and concentrated among a few major dealers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 39% in both 2004 and 2005. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2005.

As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported equipment and software sales of $108.2 billion in 2005, a 11.9% increase from the $96.7 billion reported in 2004. According to the Consumer Electronics Association, or CEA, total industry manufacturer sales of consumer electronics products in the United States, are projected to exceed $155 billion in 2007, up from $145 billion in 2006. The consumer electronics market is highly fragmented. We estimate, based on data provided in *Twice*, that the two largest consumer electronics superstore chains together accounted for approximately 32% of the total electronics sales attributable to the 100 largest retailers in 2005. New entrants in both the home appliances and consumer electronics industries have been successful in gaining market share by offering similar product selections at lower prices.

In the home appliance market, many factors drive growth, including consumer confidence, household formations and new product introductions. Product design and innovation is rapidly becoming a key driver of growth in this market. Products either recently introduced or scheduled to be offered include high efficiency, front-loading laundry appliances, three door refrigerators, double ovens, free-standing ranges, cabinet style dishwashers, and dual fuel cooking appliances.

Technological advancements and the introduction of new products have largely driven growth in the consumer electronics market. Recently, industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as portable and traditional DVD players, digital cameras and camcorders, digital stereo receivers, satellite technology, MP3 products and high definition flat panel and projection televisions. Digital products offer significant advantages over their analog counterparts, including better clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, we believe that digital technology will continue to drive industry growth as consumers replace their analog products with digital products. We believe the following product advancements will continue to fuel growth in the consumer electronics industry and that they offer us the potential for significant sales growth:

- *Digital Television (DTV and High Definition TV).* The Federal Communications Commission has set a hard date of February 17, 2009 for all commercial television stations to transition from broadcasting analog signals to digital signals. The Yankee Group, a communications and networking research and consulting firm, estimates that by the year 2010, HDTV signals will be in nearly 80 million homes in the United States. To view a digital transmission, consumers will need either a digital television or a set-top box converter capable of converting the digital broadcast for viewing on an analog set. We believe the high clarity digital flat panel televisions in both liquid crystal display (LCD), and plasma formats has increased the quality and sophistication of these entertainment products and will be a key driver of digital television growth as more digital and high definition content is made available either through traditional distribution methods or through emerging content delivery systems. As prices continue to drop on such products, they become increasingly attractive to larger and more diverse group of consumers.

- *Digital Versatile Disc (DVD).* According to the CEA, the DVD player has been the fastest growing consumer electronics product in history. First introduced in March 1997, DVD players are currently in 80% of U.S. homes. We believe newer technology based on the DVD delivery system, such as high definition DVD, "blu-ray", and portable players will continue to drive consumer interest in this entertainment category.

- *Portable electronics.* Compressed-music portables, represented most notably by the Apple iPod, enjoy significant growth, and accounted for over 85% of total dollar sales of portable audio products in 2006 according to the CEA as reported in TWICE magazine.

Business Strategy

Our objective is to be the leading specialty retailer of home appliances and consumer electronics in each of our markets. We strive to achieve this objective through a continuing focus on superior execution in five key areas: merchandising, consumer credit, distribution, product service and training. Successful execution in each area relies on the following strategies:

- ***Providing a high level of customer service.*** We endeavor to maintain a very high level of customer service as a key component of our culture, which has resulted in average customer satisfaction levels of approximately 91% over the past three years. We measure customer satisfaction on the sales floor, in our delivery operation and in our service department by sending survey cards to all customers to whom we have delivered or installed a product or made a service call. Our customer service resolution department attempts to address all customer complaints within 48 hours of receipt.

- ***Developing and retaining highly trained and knowledgeable sales personnel.*** We require all sales personnel to specialize in home appliances, consumer electronics or "track" products. Some of our sales associates qualify in more than one specialty. Track products include small appliances, computers, camcorders, DVD players, cameras, MP3 players and telephones that are sold within the interior of a large colorful track that circles the interior floor of our stores. This specialized approach allows the sales person to focus on specific product categories and become an expert in selling and using products in those categories. New sales personnel must complete an intensive two-week classroom training program conducted at our corporate office and an additional week of on-the-job training riding in a delivery and a service truck to observe how we serve our customers after the sale is made.

- ***Offering a broad range of customer-driven, brand name products.*** We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We maintain strong relationships with the approximately 40 manufacturers and distributors that enable us to offer over 2,500 SKUs to our customers. Our principal suppliers include General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Apple, Serta, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. To facilitate our responsiveness to customer demand, we test the sales process of all new products and obtain customers' reactions to new display formats before introducing these products and display formats to all of our stores.

- ***Offering flexible financing alternatives through our proprietary credit programs.*** In the last three years, we financed, on average, approximately 58% of our retail sales through our internal credit programs. We believe our credit programs expand our potential customer base, increase our sales revenue and enhance customer loyalty by providing our customers immediate access to financing alternatives that our competitors typically do not offer. Our credit department makes all credit decisions internally, entirely independent of our sales personnel. We provide special consideration to the customer's credit history with us. Before extending credit, we match our loss experience by product category with the customer's credit worthiness to determine down payment amounts and other credit terms. This facilitates product sales while keeping our credit risk within an acceptable range. We provide a full range of credit products, including interest-free programs for the highest credit quality customers and our secondary portfolio for our credit challenged customers. The secondary portfolio, which has generally lower average credit scores than our primary portfolio, undergoes more intense internal underwriting scrutiny to mitigate the inherently greater risk. Approximately 56% of customers who have active credit accounts with us take advantage of our in-store payment option and come to our stores each month to make their payments, which we believe results in additional sales to these customers. Through our predictive dialing program, we contact customers with past due accounts daily and attempt to work with them to collect payments in times of financial difficulty or periods of economic downturn. Our credit decisions and collections process enabled us to achieve an average net loss ratio of 2.8% over the past three years on the credit portfolio that we service for a Qualifying Special Purpose Entity or QSPE.

- ***Maintaining next day distribution capabilities.*** We maintain five regional distribution centers and two other related facilities that cover all of the major markets in which we operate. These facilities are part of a sophisticated inventory management system that also includes a fleet of approximately 120 transfer and delivery vehicles that service all of our markets. Our distribution operations enable us to deliver products on the day after the sale for approximately 94% of our customers who scheduled delivery during that timeframe.

- ***Providing outstanding product repair service.*** We service every product that we sell, and we service only the products that we sell. In this way, we can assure our customers that they will receive our service technicians' exclusive attention to their product repair needs. All of our service centers are authorized factory service facilities that provide trained technicians to offer in-home diagnostic and repair service as well as on-site service and repairs for products that cannot be repaired in the customer's home.

Store Development and Growth Strategy

In addition to executing our business strategy, we intend to continue to achieve profitable, controlled growth by increasing same store sales, opening new stores and updating, expanding or relocating our existing stores.

- ***Increasing same store sales.*** We plan to continue to increase our same store sales by:
  - continuing to offer quality products at competitive prices;
  - re-merchandising our product offerings in response to changes in consumer demand;
  - adding new merchandise to our existing product lines;
  - training our sales personnel to increase sales closing rates;
  - updating our stores as needed;

- continuing to promote sales of computers and smaller electronics, including the expansion of high margin accessory items;
- continuing to provide a high level of customer service in sales, delivery and servicing of our products; and
- increasing sales of our merchandise, finance products, service maintenance agreements and credit insurance through direct mail and in-store credit promotion programs.

- ***Opening new stores.*** We intend to take advantage of our reliable infrastructure and proven store model to continue the pace of our new store openings by opening six to eight new stores in fiscal 2008. This infrastructure includes our proprietary management information systems, training processes, distribution network, merchandising capabilities, supplier relationships, product service capabilities and centralized credit approval and collection processes. We intend to expand our store base in existing, adjacent and new markets, as follows:
  - *Existing and adjacent markets.* We intend to increase our market presence by opening new stores in our existing markets and in adjacent markets as we identify the need and opportunity. New store openings in these locations will allow us to maximize opportunity in those markets and leverage our existing distribution network, advertising presence, brand name recognition and reputation. In fiscal 2007 we opened new stores in Houston, Dallas and San Antonio.
  - *New markets.* We have identified several new markets that meet our criteria for site selection, including South Texas, East Texas, central Louisiana around Shreveport, Monroe and Alexandria, southern Oklahoma and southwest Arkansas. We intend to consider these new markets, as well as others, over the next several fiscal years. We intend to first address markets in states in which we currently operate. We expect that this new store growth will include major metropolitan markets in both Texas and Louisiana. We have also identified a number of smaller markets within Texas and Louisiana in which we expect to explore new store opportunities. Our long-term growth plans include markets in other areas of significant population density in neighboring states.
- ***Updating, expanding or relocating existing stores.*** Over the last three years, we have updated, expanded or relocated most of our stores. We have implemented our larger prototype store model at all locations in which the market demands support such store size, and where available physical space would accommodate the required design changes. As we continue to add new stores or replace existing stores, we intend to modify our floor plan to include elements of this new model. We continuously evaluate our existing and potential sites to ensure our stores are in the best possible locations and relocate stores that are not properly positioned. We typically lease rather than purchase our stores to retain the flexibility of managing our financial commitment to a location if we later decide that the store is performing below our standards or the market would be better served by a relocation. After updating, expanding or relocating a store, we expect to increase same store sales at those stores.

The addition of new stores has played, and we believe will continue to play, a significant role in our continued growth and success.. We currently operate 62 retail stores located in Texas and Louisiana. We opened six stores in each of fiscal 2005, 2006 and 2007. We also closed one clearance store in one of our markets in fiscal 2005. We plan to continue our store development program by opening an additional six to eight new stores, or an approximately 10% increase in total retail floor space, per year and continue to update a portion of our existing stores each year. We believe that continuing our strategies of updating existing stores, growing our store base and locating our stores in desirable geographic markets are essential for our future success.

Customers

We do not have a significant concentration of sales with any individual customer and, therefore, the loss of any one customer would not have a material impact on our business. No single customer accounts for more than 10% of our total revenues; in fact, no single customer accounted for more than $500,000 (less than 0.1%) of our total revenue of $760.6 million during the year ended January 31, 2007.

Products and Merchandising

Product Categories. Each of our stores sells five major categories of products: major home appliances, consumer electronics, computers and peripheral equipment, delivery and installation services and other household products, including furniture, lawn and garden equipment and mattresses. The following table, which has been adjusted from previous filings to ensure comparability, presents a summary of net sales by major product category, service maintenance agreement commissions and service revenues, for the years ended January 31, 2005, 2006, and 2007:

	Years Ended January 31,					
	2005		2006		2007	
	Amount	%	Amount	%	Amount	%
Major home appliances	$ 168,544	34.1%	$ 223,294	36.0%	$ 230,963	34.1%
Consumer electronics	154,873	31.3	186,663	30.1	214,271	31.7
Track	84,803	17.2	99,184	16.0	94,395	13.9
Delivery	7,605	1.5	9,931	1.6	11,380	1.7
Lawn and garden	14,272	2.9	17,567	2.8	16,741	2.5
Bedding	10,240	2.1	13,120	2.1	17,721	2.6
Furniture	7,207	1.5	15,320	2.5	33,357	4.9
Other	4,016	0.8	4,798	0.8	5,131	0.8
Total product sales	451,560	91.4	569,877	91.8	623,959	92.2
Service maintenance agreement commissions	23,950	4.8	30,583	4.9	30,567	4.5
Service revenues	18,725	3.8	20,278	3.3	22,411	3.3
Total net sales	$ 494,235	100.0%	$ 620,738	100.0%	$ 676,937	100.0%

Within these major product categories (excluding service maintenance agreements, service revenues and delivery and installation), we offer our customers over 2,500 SKUs in a wide range of price points. Most of these products are manufactured by brand name companies, including General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Apple, Serta, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. As part of our good-better-best merchandising strategy, our customers are able to choose from products ranging from low-end to mid- to high-end models in each of our key product categories, as follows:

Category	Products	Selected Brands
Major appliances	Refrigerators, freezers, washers, dryers, ranges, dishwashers, air conditioners and vacuum cleaners	General Electric, Frigidaire, Whirlpool, Maytag, LG, KitchenAid, Sharp, Friedrich, Roper, Hoover and Eureka
Consumer electronics	Projection, plasma, LCD and DLP televisions, and home theater systems	Sony, Samsung, Mitsubishi, LG, Toshiba, Hitachi, Yamaha and Bose
Track	Computers, computer peripherals, camcorders, digital cameras, DVD players, audio components, compact disc players, speakers and portable electronics (e.g. iPods)	Hewlett Packard, Compaq, Sony, Apple and Yamaha
Other	Lawn and garden, furniture and mattresses	Poulan, Husqvarna, Toro, Rally, Weedeater, Ashley, Lane, Franklin and Serta

Purchasing. We purchase products from over 100 manufacturers and distributors. Our agreements with these manufacturers and distributors typically cover a one or two year time period, are renewable at the option of the parties and are terminable upon 30 days written notice by either party. Similar to other specialty retailers, we purchase a significant portion of our total inventory from a limited number of vendors. During fiscal 2007, 57.2% of our total inventory purchases were from six vendors, including 12.9%, 12.7% and 12.1% of our total inventory from Frigidaire, Samsung and Whirlpool, respectively. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition. We have no indication that any of our suppliers will discontinue selling us merchandise. We have not experienced significant difficulty in maintaining adequate sources of merchandise, and we generally expect that adequate sources of merchandise will continue to exist for the types of products we sell.

Merchandising Strategy. We focus on providing a comprehensive selection of high-quality merchandise to appeal to a broad range of potential customers. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We primarily sell brand name warranted merchandise. Our established relationships with major appliance and electronic vendors and our affiliation with NATM, a major buying group, give us purchasing power that allows us to offer custom-featured appliances and electronics and provides us a competitive selling advantage over other independent retailers. We test the sale of all new products and obtain customers' reactions to new display formats before introducing these products and display formats to all of our stores. As part of our merchandising strategy, we operate clearance centers, either as stand-alone units or incorporated within one of our retail stores, in our Houston, San Antonio and Dallas markets to help sell damaged, used or discontinued merchandise.

Pricing. We emphasize competitive pricing on all of our products and maintain a low price guarantee that is valid in all markets for 10 to 30 days after the sale, depending on the product. At most of our stores, to print an invoice that contains pricing other than the price maintained within our computer system, sales personnel must call a special "hotline" number at the corporate office for approval. Personnel staffing this hotline number are familiar with competitor pricing and are authorized to make price adjustments to fulfill our low price guarantee when a customer presents acceptable proof of the competitor's lower price. This centralized function also allows us to maintain control of pricing and to store and retrieve pricing data of our competitors.

Customer Service

We focus on customer service as a key component of our strategy. We believe our next day delivery option, which is not offered by most of our competitors, is one of the keys to our success. Additionally, we attempt to answer and resolve all customer complaints within 48 hours of receipt. We track customer complaints by individual salesperson, delivery person and service technician. We send out over 38,000 customer satisfaction survey cards each month covering all deliveries and service calls. Based upon a response rate from our customers of approximately 15%, we consistently report an average customer satisfaction level of approximately 91%.

Store Operations

Stores. At the end of fiscal 2007 we operated 62 retail and clearance stores located in Texas and Louisiana. The following table illustrates our markets, the number of freestanding and strip mall stores in each market and the calendar year in which we opened our first store in each market:

Market	Number of Stores		First Store Opened
	Stand Alone	Strip Mall	
Houston	6	15	1983
San Antonio/Austin	6	8	1994
Golden Triangle (Beaumont, Port Arthur and Orange, Texas and Lake Charles, Louisiana)	1	4	1937
Baton Rouge/Lafayette	1	4	1975
Corpus Christi	1	0	2002
Dallas/Fort Worth	1	13	2003
South Texas	0	2	2004
Total	16	46	

Our stores have an average selling space of approximately 21,700 square feet, plus a rear storage area averaging approximately 5,500 square feet for fast-moving or smaller products that customers prefer to carry out rather than wait for in-home delivery. Three of our stores are clearance centers for discontinued product models and damaged merchandise, returns and repossessed product located in our Houston and Dallas markets and contain 48,800 square feet of combined selling space. All stores are open from 10:00 a.m. to 9:30 p.m. Monday through Friday, from 9:00 a.m. to 9:30 p.m. on Saturday, and from 11:00 a.m. to 7:00 p.m. on Sunday. We also offer extended store hours during the holiday selling season.

Approximately 74% of our stores are located in strip shopping centers and regional malls, with the balance being stand-alone buildings in "power centers" of big box consumer retail stores. All of our locations have parking available immediately adjacent to the store's front entrance. Our storefronts have a distinctive front that guides the customer to the entrance of the store. Inside the store, a large colorful tile track circles the interior floor of the store. One side of the track leads the customer to major appliances, while the other side of the track leads the customer to a large display of television and projection television products. The inside of the track contains various home office and consumer electronic products such as computers, printers, DVD players, camcorders, digital cameras and MP3 players. Mattresses, furniture and lawn and garden equipment displays occupy the rear of the sales floor. To reach the cashier's desk at the center of the track area, our customers must walk past our products. We believe this increases sales to customers who have purchased products from us on credit in the past and who return to our stores to make their monthly credit payments.

We have updated most of our stores in the last three years. We expect to continue to update our stores as needed to address each store's specific needs. All of our updated stores, as well as our new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type. Our prototype store for future expansion has from 25,000 to 30,000 square feet of retail selling space, which is approximately 20% more than the average size of our existing stores and a rear storage area of between 5,000 and 7,000 square feet. Our investment to update our stores has averaged approximately $170,000 per store over the past three years, and as a result of the updating, we expect to increase same store sales at those stores. Over the last three years, we have invested approximately $7.7 million updating, refurbishing or relocating our existing stores.

Site Selection. Our stores are typically located adjacent to freeways or major travel arteries and in the vicinity of major retail shopping areas. We prefer to locate our stores in areas where our prominent storefront will be the anchor of the shopping center or readily visible from major thoroughfares. We also attempt to locate our stores in the vicinity of major home appliance and electronics superstores. We have typically entered major metropolitan markets where we can potentially support at least 10 to 12 stores. We believe this number of stores allows us to optimize advertising and distribution costs. We have and may continue to elect to experiment with opening lower numbers of new stores in smaller communities where customer demand for products and services outweighs any extra cost. Other factors we consider when evaluating potential markets include the distance from our distribution centers, our existing store locations and store locations of our competitors and population, demographics and growth potential of the market.

Store Economics. We lease 55 of our 62 current store locations, with an average monthly rent of $19,400. Our average per store investment for the 9 new leased stores we have opened in the last two years was approximately $1.6 million, including leasehold improvements, fixtures and equipment and inventory (net of accounts payable). Our total investment for the three locations that were purchased or built in the last two years averaged approximately $4.4 million, including land, buildings, fixtures and equipment and inventory (net of accounts payable). For these new stores, excluding the clearance center, the net sales per store have averaged $0.7 million per month.

Our new stores have typically been profitable on an operating basis within their first three to six months of operation and, on average have returned our net cash investment in 20 months or less. We consider a new store to be successful if it achieves $8 million to $9 million in sales volume and 2% to 5% in operating margins before other ancillary revenues and allocations of overhead and advertising in the first full year of operation. We expect successful stores that have matured, which generally occurs after two to three years of operations, to generate annual sales of approximately $12 million to $15 million and 5% to 9% in operating margins before other ancillary revenues and overhead and allocations. However, depending on the credit and insurance penetration of an individual store, we believe that a store that does not achieve these levels of sales can still contribute significantly to our pretax margin.

Personnel and Compensation. We staff a typical store with a store manager, an assistant manager, an average of 20 sales personnel and other support staff including cashiers and/or porters based on store size and location. Managers have an average tenure with us of approximately seven years and typically have prior sales floor experience. In addition to store managers, we have seven district managers that generally oversee from seven to ten stores in each market. Our district managers generally have five to fifteen years of sales experience and report to our senior vice president of sales, who has over twenty years of sales experience.

We compensate our sales associates on a straight commission arrangement, while we generally compensate store managers on a salary basis plus incentives and cashiers at an hourly rate. In some instances, store managers receive earned commissions plus base salary. We believe that because our store compensation plans are tied to sales, they generally provide us an advantage in attracting and retaining highly motivated employees.

Training. New sales personnel must complete an intensive two week classroom training program conducted at our corporate office. We then require them to spend an additional week riding in delivery and service trucks to gain an understanding of how we serve our customers after the sale is made. Installation and delivery staff and service personnel receive training through an on-the-job program in which individuals are assigned to an experienced installation and delivery or service employee as helpers prior to working alone. In addition, our employees benefit from on-site training conducted by many of our vendors.

We attempt to identify store manager candidates early in their careers with us and place them in a defined program of training. They generally first attend our in-house training program, which provides guidance and direction for the development of managerial and supervisory skills. They then attend a Dale Carnegie certified management course that helps solidify their management knowledge and builds upon their internal training. After completion of these training programs, manager candidates work as assistant managers for six to twelve months and are then allowed to manage one of our smaller stores, where they are supervised closely by the store's district manager. We give new managers an opportunity to operate larger stores as they become more proficient in their management skills. Each store manager attends mandatory training sessions on a monthly basis and also attends bi-weekly sales training meetings where participants receive and discuss new product information.

Marketing

We design our marketing and advertising programs to increase our brand name recognition, educate consumers about our products and services and generate customer traffic in order to increase sales. Our programs include periodic promotions such as three, six, twelve, eighteen, twenty-four or thirty-six months of no interest financing. We conduct our advertising programs primarily through local newspapers, local radio and television stations and direct marketing through direct mail, telephone and our website.

Direct marketing has become an effective way for us to present our products and services to our existing customers and potential new customers. We use direct mail to target promotional mailings to credit worthy individuals, including new residents in our market areas from time to time. In addition, we use direct mail to market increased credit lines to existing customers, to encourage customers using third party credit to convert to our credit programs and for customer appreciation mailings. We also conduct a mail program to reestablish contact with customers who applied for credit recently at one of our stores but did not purchase a product. Additionally, we call customers who recently applied for credit at one of our retail locations but did not purchase a product; this often redirects potential purchasers back into the original store location.

Our website, www.conns.com, provides customers the ability to purchase our products on-line, offers information about our selection of products and provides useful information to the consumer on pricing, features and benefits for each product, in addition to required corporate governance information. Our website also allows the customers residing in the markets in which we operate retail locations to apply and be considered for credit and see our special on-line promotional items. The website currently averages approximately 6,670 visits per day from potential and existing customers and during fiscal 2007, was the source of approximately 120,920 credit applications. The website is linked to a call center, allowing us to better assist customers with their credit and product needs.

Distribution and Inventory Management

We typically locate our stores in close proximity of our five regional distribution centers located in Houston, San Antonio, Dallas and Beaumont, Texas and Lafayette, Louisiana and smaller cross-dock facilities in Austin and Harlingen, Texas. This enables us to deliver products to our customers quickly, reduces inventory requirements at the individual stores and facilitates regionalized inventory and accounting controls.

In our retail stores, we maintain an inventory of fast-moving items and products that the customer is likely to carry out of the store. Our sophisticated Distribution Inventory Sales computer system and the use of scanning technology in our distribution centers allow us to determine, on a real-time basis, the exact location of any product we sell. If we do not have a product at the desired retail store at the time of sale, we can provide it through our distribution system on a next day basis.

We maintain a fleet of tractors and trailers that allow us to move products from market to market and from distribution centers to stores. Our fleet of home delivery vehicles enables our highly-trained delivery and installation specialists to quickly complete the sales process, enhancing customer service. We receive a delivery fee based on their choice of delivery. Additionally, we are able to complete deliveries to our customers on the day after the sale for approximately 94% of our customers who have scheduled delivery during that timeframe.

Finance Operations

General. We sell our products for cash or for payment through major credit cards, which we treat as cash sales. We also offer our customers several financing alternatives through our proprietary credit programs. In the last three fiscal years, we financed, on average, approximately 58% of our retail sales through one of our two credit programs. We offer our customers a choice of installment payment plans and revolving credit plans through our primary credit portfolio. We also offer an installment program through our secondary credit portfolio to a limited number of customers who do not qualify for credit under our primary credit portfolio. The following table shows our product and service maintenance agreements sales, net of returns and allowances, by method of payment for the periods indicated.

	Years Ended January 31,					
	2005		2006		2007	
	Amount	%	Amount	%	Amount	%
Cash and other credit cards	$ 193,753	40.8%	$ 254,047	42.3%	$ 274,533	42.0%
Primary credit portfolio:						
Installment	225,369	47.4	263,667	43.9	262,653	40.1
Revolving	20,663	4.3	30,697	5.1	43,225	6.6
Secondary credit portfolio	35,725	7.5	52,049	8.7	74,115	11.3
Total	$ 475,510	100.0%	$ 600,460	100.0%	$ 654,526	100.0%

Credit Approval. Our credit programs are operated by our centralized credit department staff, independent of sales personnel. As part of our centralized credit approval process, we have developed a proprietary standardized scoring model that provides preliminary credit decisions, including down payment amounts and credit terms, based on both customer and product risk. We developed this model with data analysis by Equifax® to correlate the product category of a customer purchase with the default probability. We reported, in connection with the bond offering completed by our QSPE in August 2006, that the weighted average credit score of the receivables included in the sold portfolio was 604, excluding accounts that had no credit score. Although we rely on this program to approve automatically some credit applications from customers, approximately 91% of our credit decisions are based on evaluation of the customer's creditworthiness by a qualified credit grader. As of January 31, 2007, we employed approximately 500 full-time and part-time employees who focus on credit approval, collections and credit customer service. These employees are trained to follow our strict methodology in approving credit, collecting our accounts, and charging off any uncollectible accounts based on pre-determined aging criteria.

A significant part of our ability to control delinquency and net charge-off is based on the level of down payments that we require and the purchase money security interest that we obtain in the product financed, which reduce our credit risk and increase our customers' ability and willingness to meet their future obligations. We require the customer to purchase or provide proof of credit property insurance coverage to offset potential losses relating to theft or damage of the product financed.

Installment accounts are paid over a specified period of time with set monthly payments. Revolving accounts provide customers with a specified amount which the customer may borrow, repay and re-borrow so long as the credit limit is not exceeded. Most of our installment accounts provide for payment over 12 to 36 months, and for those accounts paid in full during fiscal 2007, the average account was outstanding for approximately 12 to 14 months. Our revolving accounts were outstanding approximately 13 to 15 months for those accounts paid in full during fiscal 2007. During fiscal 2007, approximately 18% of the applications approved under the primary program were handled automatically through our computer system based on the customer's credit history. The remaining applications, of both new and repeat customers, are sent to an experienced in-house credit grader.

We created our secondary credit portfolio program to meet the needs of those customers who do not qualify for credit under our primary program, typically due to past credit problems or lack of credit history. If we cannot approve a customer's application for credit under our primary portfolio, we automatically send the application to the credit staff of our secondary portfolio for further consideration, using stricter underwriting criteria. The additional requirements include verification of employment and recent work history, reference checks and higher required down payment levels. We offer only the installment program to those customers that qualify under these stricter underwriting criteria. An experienced, in-house credit grader administers the credit approval process for all applications received under our secondary portfolio program. Most of the installment accounts approved under this program provide for repayment over 12 to 36 months, and for those accounts paid in full during fiscal 2007, the average account was outstanding for approximately 18 to 20 months.

The following two tables present, for comparison purposes, information regarding our two credit portfolios.

	Primary Portfolio (1)		
	Years Ended January 31,		
	2005	2006	2007
	(total outstanding balance in thousands)		
Total outstanding balance (period end)	$ 358,252	$ 421,649	$ 435,607
Average outstanding customer balance	$ 1,268	$ 1,284	$ 1,250
Number of active accounts (period end)	282,533	328,402	348,593
Total applications processed (2)	567,352	684,674	778,784
Percent of retail sales financed	51.7%	49.0%	46.7%
Total applications approved	56.4%	52.8%	45.8%
Average down payment	7.4%	7.6%	10.6%
Average interest spread (3)	12.7%	12.0%	11.0%

	Secondary Portfolio		
	Years Ended January 31,		
	2005	2006	2007
	(total outstanding balance in thousands)		
Total outstanding balance (period end)	$ 70,448	$ 98,072	$ 133,944
Average outstanding customer balance	$ 1,040	$ 1,128	$ 1,212
Number of active accounts (period end)	67,718	86,936	110,472
Total applications processed (2)	238,605	314,698	404,543
Percent of retail sales financed	7.5%	8.7%	11.3%
Total applications approved	33.3%	34.1%	32.1%
Average down payment	27.2%	26.4%	25.1%
Average interest spread (3)	14.0%	14.1%	13.5%

(1) The Primary Portfolio consists of owned and sold receivables.
(2) Unapproved credit applications in the primary portfolio are automatically referred to the secondary portfolio.
(3) Difference between the average interest rate yield on the portfolio and the average cost of funds under the securitization program plus the allocated interest related to funds required to finance the credit enhancement portion of the portfolio. Also reflects the loss of interest income resulting from interest free promotional programs.

Credit Quality. We enter into securitization transactions to sell our retail receivables to a qualifying special purpose entity or QSPE, which we formed for this purpose. After the sale, we continue to service these receivables under a contract with the QSPE. We closely monitor these credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our local presence, ability to work with customers and flexible financing alternatives contribute to the historically low net charge-off rates on these portfolios. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 56% of our active credit accounts did so at some time during the last 12 months. We believe that these factors help us maintain a relationship with the customer that keeps losses low while encouraging repeat purchases.

Our follow-up collection activities involve a combination of efforts that take place in our corporate office and two smaller collection centers located in Dallas and San Antonio, and outside collection efforts that involve a visit by one of our credit counselors to the customer's home. We maintain a predictive dialer system and letter campaign that helps us contact between 25,000 and 30,000 delinquent customers daily. We also maintain an experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our outside collectors provide an on-site contact with the customer to assist in the collection process or, if needed, to actually repossess the product in the event of non-payment. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment process. Our legal department represents us in bankruptcy proceedings and filing of delinquency judgment claims and helps handle any legal issues associated with the collection process.

Generally, we deem an account to be uncollectible and charge it off if the account is 120 days or more past due and we have not received a payment in the last seven months. Over the last 36 months, we have recovered approximately 15% of charged-off amounts through our collection activities. The income that we realize from our interest in securitized receivables depends on a number of factors, including expected credit losses. Therefore, it is to our advantage to maintain a low delinquency rate and loss ratio on these credit portfolios.

Our accounting and credit staff consistently monitor trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit information, down payment amounts and other identifying information. We track our charge-offs both gross, before recoveries, and net, after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following table reflects the performance of our two credit portfolios, net of unearned interest.

	Primary Portfolio (1)			Secondary Portfolio		
	Years Ended January 31,			Years Ended January 31,		
	2005	2006	2007	2005	2006	2007
	(dollars in thousands)			(dollars in thousands)		
Total outstanding balance (period end)	$ 358,252	$ 421,649	$ 435,607	$ 70,448	$ 98,072	$ 133,944
Average total outstanding balance	$ 323,108	$ 387,464	$ 417,747	$ 64,484	$ 86,461	$ 116,749
Account balances over 60 days old (period end)	$ 17,503	$ 26,029	$ 26,024	$ 5,640	$ 9,508	$ 11,638
Percent of balances over 60 days old to total outstanding (period end) (2)	4.9%	6.2%	6.0%	8.0%	9.7%	8.7%
Bad debt write-offs (net of recoveries)	$ 7,601	$ 9,852	$ 13,507	$ 1,604	$ 1,915	$ 3,896
Percent of write-offs (net) to average outstanding (3)	2.4%	2.5%	3.2%	2.5%	2.2%	3.3%

(1) The Primary Portfolio consists of owned and sold receivables.
(2) At January 31, 2006, the percent of balances over 60 days old was elevated due to the impact of Hurricanes Katrina and Rita. See additional discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(3) The fiscal year ended January 31, 2005, includes the benefit of new information received during the year, which impacted the realization of sales tax credits on prior year write-offs. The fiscal year ended January 31, 2007, was impacted by the disruption to our credit collection operations caused by Hurricane Rita.

The following table presents information regarding the growth of our combined credit portfolios, including unearned interest.

	Years Ended January 31,		
	2005	2006	2007
	(dollars in thousands)		
Beginning balance	$ 418,702	$ 514,204	$ 620,736
New receivables financed	423,935	495,553	511,158
Revolving finance charges	3,926	3,858	3,892
Returns on account	(10,670)	(5,397)	(5,465)
Collections on account	(312,484)	(375,342)	(437,665)
Accounts charged off	(11,825)	(14,392)	(19,538)
Recoveries of charge-offs	2,620	2,252	2,135
Ending balance	514,204	620,736	675,253
Less unearned interest at end of period	(85,504)	(101,015)	(105,703)
Total portfolio, net	$ 428,700	$ 519,721	$ 569,550

Product Support Services

Credit Insurance. Acting as agents for unaffiliated insurance companies, we sell credit life, credit disability, credit involuntary unemployment and credit property insurance at all of our stores. These products cover payment of the customer's credit account in the event of the customer's death, disability or involuntary unemployment or if the financed property is lost or damaged. We receive sales commissions from the unaffiliated insurance company at the time we sell the coverage, and we recognize retrospective commissions, which are additional commissions paid by the insurance carrier if insurance claims are less than earned premiums, as such commissions are actually earned.

We require proof of property insurance on all installment credit purchases, although we do not require that customers purchase this insurance from us. During fiscal 2007, approximately 83.0% of our credit customers purchased one or more of the credit insurance products we offer, and approximately 22.9% purchased all of the insurance products we offer. Commission revenues from the sale of credit insurance contracts represented approximately 2.8%, 2.4% and 2.4% of total revenues for fiscal years 2005, 2006 and 2007, respectively.

Warranty Service. We provide warranty service for all of the products we sell and only for the products we sell. Customers purchased service maintenance agreements on products representing approximately 47.4% of our total retail sales for fiscal 2007. These agreements broaden and extend the period of covered manufacturer warranty service for up to five years from the date of purchase, depending on the product, and cover certain items during the manufacturer's warranty period. These agreements are sold at the time the product is purchased. Customers may finance the cost of the agreements along with the purchase price of the associated product. We contact the customer prior to the expiration of the service maintenance period to provide them the opportunity to renew the period of warranty coverage.

We have contracts with unaffiliated third party insurers that issue the service maintenance agreements to cover the costs of repairs performed by our service department under these agreements. The initial service contract is between the customer and the independent insurance company, but we are the insurance company's first choice to provide service when it is needed. We receive a commission on the sale of the contract, and we bill the insurance company for the cost of the service work that we perform. Commissions on these third party contracts are recognized in revenues, net of the payment to the third party obligor. Renewal contracts are between the customer and our in-house service department. Under renewal contracts we recognize revenues received, and direct selling expenses incurred, over the life of the contracts, and expense the cost of the service work performed as products are repaired.

Of the 16,000 to 22,000 repairs that we perform each month, approximately 27.3% are covered under these service maintenance agreements, approximately 47.7% are covered by manufacturer warranties and the remainder are "walk-in" repairs from our customers. Revenues from the sale of service contracts represented approximately 4.8%, 4.9%, and 4.5% of net sales during fiscal years 2005, 2006 and 2007, respectively.

Management Information Systems

We have a fully integrated management information system that tracks, on a real-time basis, point-of-sale information, inventory receipt and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to e-mail, scheduling and various servers. All of our facilities are linked by a wide-area network that provides communication for in-house credit authorization and real-time capture of sales and merchandise movement at the store level. In our distribution centers, we use wireless terminals to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we currently use desktop terminals to assist in receiving, transferring and maintaining perpetual inventories.

Our integrated management information system also includes extensive functionality for management of the complete credit portfolio life cycle as well as functionality for the management of product service. The credit system continues from our in-house credit authorization through account set up and tracking, credit portfolio condition, collections, credit employee productivity metrics, skip-tracing, and bankruptcy, fraud and legal account management. The service system provides for service order processing, warranty claims processing, parts inventory management, technician scheduling and dispatch, technician performance metrics and customer satisfaction measurement. All of these systems share a common customer and product sold database.

Our point of sale system uses an IBM Series i5 hardware system that runs on the i5OS operating system. This system enables us to use a variety of readily available applications in conjunction with software that supports the system. All of our current business application software, except our accounting, human resources and credit legal systems, has been developed in-house by our management information system employees. We believe our management information systems efficiently support our current operations and provide a foundation for future growth.

We employ a Nortel telephone switch and state of the art Avaya (formerly Mosaix) predictive dialer, as well as a redundant data network and cable plant, to improve the efficiency of our collection and overall corporate communication efforts.

As part of our ongoing system availability protection and disaster recovery planning, we have implemented a secondary IBM Series i5 system. We installed and implemented a back-up IBM Series i5 system in our corporate offices to provide the ability to switch production processing from the primary system to the secondary system within thirty minutes should the primary system become disabled or unreachable. The two machines are kept synchronized utilizing third party software. This backup system provides "high availability" of the production processing environment. The primary IBM Series i5 system is geographically removed from our corporate office for purposes of disaster recovery and security. These systems worked as designed during our evacuation from our corporate headquarters in Beaumont, Texas, due to Hurricane Rita in September 2005. While we were displaced, our store, distribution and service operations that were not impacted by the hurricane continued to have normal system availability and functionality.

Competition

According to *Twice*, total industry manufacturer sales of home appliances and consumer electronics products in the United States, including imports, to the top 100 dealers were estimated to be $22.8 billion and $108.2 billion, respectively, in 2005. The retail home appliance market is large and concentrated among a few major suppliers. Sears has historically been the leader in the retail home appliance market, with a market share among the top 100 retailers of approximately 39% in both 2004 and 2005. The consumer electronics market is highly fragmented. We estimate that the two largest consumer electronics superstore chains accounted for approximately 32% of the total electronics sales attributable to the 100 largest retailers in 2005. However, new entrants in both industries have been successful in gaining market share by offering similar product selections at lower prices.

As reported by *Twice*, based upon revenue in 2005, we were the 9th largest retailer of home appliances and the 37th largest retailer of consumer electronics. Our competitors include national mass merchants such as Sears and Wal-Mart, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores. The availability and convenience of the Internet is increasing as a competitive factor in our industry.

We compete primarily based on enhanced customer service through our unique sales force training and product knowledge, next day delivery capabilities, proprietary in-house credit program, guaranteed low prices and product repair service.

Regulation

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

Our sale of credit life, credit disability, credit involuntary unemployment and credit property insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that we may charge and require licensing of certain of our employees and operating entities. We believe we are in substantial compliance with all applicable laws and regulations relating to our credit insurance business.

Employees

As of January 31, 2007, we had approximately 2,850 full-time employees and 100 part-time employees, of which approximately 1,400 were sales personnel. We provide a comprehensive benefits package including health, life, long term disability, and dental insurance coverage as well as a 401(k) plan, employee stock purchase plan, paid vacation, sick pay and holiday pay. None of our employees are covered by collective bargaining agreements and we believe our employee relations are good. Conn's has formal dispute resolution plan that requires mandatory arbitration for employment related issues. The plan covers all applicants, employees and former employees who left Conn's on or after March 1, 2006.

Tradenames and Trademarks

We have registered the trademarks "Conn's" and our logos.

Available Information

We are subject to reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports, proxy and other information statements and other information with the Securities and Exchange Commission (SEC). Copies of these reports, proxy statements and other information can be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain these materials electronically by accessing the SEC's home page on the internet at www.sec.gov.

Our board has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes are published on our website at www.conns.com under "Investor Relations." We intend to make all required disclosures concerning any amendments to, waivers from, these codes on our website. In addition, we make available, free of charge on our internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. You may review these documents, under the heading "Conn's Investor Relations," by accessing our website at www.conns.com. Also, reports and other information concerning us are available for inspection and copying at NASDAQ Capital Markets.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment.

Our success depends substantially on our ability to open and operate profitably new stores in existing, adjacent and new geographic markets.

We plan to continue our expansion by opening an additional six to eight new stores in fiscal 2008. We anticipate these new stores to include additional stores in the Dallas/Fort Worth Metroplex, San Antonio, South Texas, where we currently have two stores, and possibly others in areas where we have not operated previously. We have not yet selected sites for all of the stores that we plan to open within the next fiscal year. We may not be able to open all of these stores, and any new stores that we open may not be profitable or meet our goals.. Any of these circumstances could have a material adverse effect on our financial results.

There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

- competition in existing, adjacent and new markets;
- competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;
- a lack of consumer demand for our products at levels that can support new store growth;
- inability to make customer financing programs available that allow consumer to purchase products at levels that can support new store growth;
- limitations created by covenants and conditions under our credit facilities and our asset-backed securitization program;
- the availability of additional financial resources;
- the substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;
- an inability or unwillingness of vendors to supply product on a timely basis at competitive prices;
- the failure to open enough stores in new markets to achieve a sufficient market presence;
- the inability to identify suitable sites and to negotiate acceptable leases for these sites;
- unfamiliarity with local real estate markets and demographics in adjacent and new markets;
- problems in adapting our distribution and other operational and management systems to an expanded network of stores;
- difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and
- higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all.

If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our profitability may decline.

We face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our planned expansion. Our growth plans will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to manage effectively these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges our growth poses, do not continue to improve these systems and controls or encounter unexpected difficulties during our expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

The inability to obtain funding for our credit operations through securitization facilities or other sources may adversely affect our business and expansion plans.

We finance most of our customer receivables through asset-backed securitization facilities. The trust arrangement governing these facilities currently provides for three separate series of asset-backed notes that allowed us, as of January 31, 2007, to borrow up to $610 million to finance customer receivables. Under each note series, we transfer customer receivables to a qualifying special purpose entity we formed for this purpose, in exchange for cash, subordinated securities and the right to receive cash flows equal to the interest rate spread between the transferred receivables and the notes issued to third parties (interest-only strip). This qualifying special purpose entity, in turn, issues notes collateralized by these receivables that entitle the holders of the notes to participate in certain cash flows from these receivables. The 2002 Series A program is a $300 million variable funding note held by Three Pillars Funding Corporation, of which $128.0 million was drawn as of January 31, 2007. The 2002 Series A program consists of a $100 million 364-day tranche and a $200 million tranche that matures in August 2011. The 2002 Series B program consists of $160 million in private bond placements that began scheduled principal payments in October 2006. The 2006 Series A program consists of $150 million in private bond placements that will require scheduled principal payments beginning in September 2010.

Our ability to raise additional capital through further securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond our control.

These factors include:

- conditions in the securities and finance markets generally;
- conditions in the markets for securitized instruments;
- the credit quality and performance of our customer receivables;
- our ability to obtain financial support for required credit enhancement;
- our ability to adequately service our financial instruments;
- the absence of any material downgrading or withdrawal of ratings given to our securities previously issued in securitizations; and
- prevailing interest rates.

Our ability to finance customer receivables under our current asset-backed securitization facilities depends on our compliance with covenants relating to our business and our customer receivables. If these programs reach their capacity or otherwise become unavailable, and we are unable to arrange substitute securitization facilities or other sources of financing, we may have to limit the amount of credit that we make available through our customer finance programs. This may adversely affect revenues and results of operations. Further, our inability to obtain funding through securitization facilities or other sources may adversely affect the profitability of outstanding accounts under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit. Since our cost of funds under our bank credit facility is expected to be greater in future years than our cost of funds under our current securitization facility, increased reliance on our bank credit facility may adversely affect our net income.

An increase in interest rates may adversely affect our profitability.

The interest rates on our bank credit facility and the 2002 Series A program under our asset-backed securitization facility fluctuate up or down based upon the LIBO/LIBOR rate, the prime rate of our administrative agent or the federal funds rate in the case of the bank credit facility and the commercial paper rate in the case of the 2002 Series A program. To the extent that such rates increase, the fair value of the interest-only strip will decline and our interest expense could increase which may result in a decrease in our profitability.

We have significant future capital needs which we may be unable to fund, and we may need additional funding sooner than currently anticipated.

We will need substantial capital to finance our expansion plans, including funds for capital expenditures, pre-opening costs and initial operating losses related to new store openings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results or cash flows.

We estimate that capital expenditures during fiscal 2008 will be approximately $20 million to $25 million and that capital expenditures during future years may exceed this amount. We expect that cash provided by operating activities, available borrowings under our credit facility, and access to the unfunded portion of our asset-backed securitization program will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs through at least January 31, 2008. However, this may not be the case. We may be required to seek additional capital earlier than anticipated if future cash flows from operations fail to meet our expectations and costs or capital expenditures related to new store openings exceed anticipated amounts.

A decrease in our credit sales or a decline in credit quality could lead to a decrease in our product sales and profitability.

In the last three years, we financed, on average, approximately 58% of our retail sales through our internal credit programs. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our accounts receivable portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, including general and local economic conditions. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our accounts receivable portfolio could lead to a reduction of available credit provided through our finance operations. As a result, we might sell fewer products, which could adversely affect our earnings. Further, because approximately 56% of our credit customers make their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which could result in a decrease in our securitization income or increase the provision for bad debts on our statement of operations and result in an adverse effect on our earnings. A decline in credit quality could also lead to stricter underwriting criteria which might have a negative impact on sales.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

A large portion of our sales represent discretionary spending by our customers. Many factors affect discretionary spending, including regional or world events, war, conditions in financial markets, general business conditions, interest rates, inflation, energy and gasoline prices, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

We face significant competition from national, regional and local retailers of major home appliances and consumer electronics.

The retail market for major home appliances and consumer electronics is highly fragmented and intensely competitive. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam's Club and Costco, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores that sell major home appliances and consumer electronics similar, and often identical, to those we sell. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better sustain economic downturns. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

- expansion by our existing competitors or entry by new competitors into markets where we currently operate;
- lower pricing;
- aggressive advertising and marketing;
- extension of credit to customers on terms more favorable than we offer;
- larger store size, which may result in greater operational efficiencies, or innovative store formats; and
- adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, revenues and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.

Our ability to maintain and increase revenues depends to a large extent on the periodic introduction and availability of new products and technologies. We believe that the introduction and continued growth in consumer acceptance of new products, such as digital video recorders and digital, high-definition televisions, will have a significant impact on our ability to increase revenues. These products are subject to significant technological changes and pricing limitations and are subject to the actions and cooperation of third parties, such as movie distributors and television and radio broadcasters, all of which could affect the success of these and other new consumer electronics technologies. It is possible that new products will never achieve widespread consumer acceptance.

If we fail to anticipate changes in consumer preferences, our sales may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, we often make commitments to purchase products from our vendors up to six months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our sales to decline.

The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Apple, Serta, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. We do not have long term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 57.2% of our purchases for fiscal 2007, and the top two suppliers represented approximately 25.6% of our total purchases. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of January 31, 2007, we had $54.0 million in accounts payable and $87.1 million in merchandise inventories. A substantial change in credit terms from vendors or vendors' willingness to extend credit to us would reduce our ability to obtain the merchandise that we sell, which could have a material adverse effect on our sales and results of operations.

You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.

Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. For example, same store sales growth for each of the quarters of fiscal 2007 were 16.1%, 7.2%, -3.7%, and -2.0%, respectively. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

- changes in competition;
- general economic conditions;
- new product introductions;
- consumer trends;
- changes in our merchandise mix;
- changes in the relative sales price points of our major product categories;
- ability to offer credit programs attractive to our customers;
- the impact of our new stores on our existing stores, including potential decreases in existing stores' sales as a result of opening new stores;
- weather conditions in our markets;
- timing of promotional events;
- timing and location of major sporting events; and
- our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate, which could adversely affect our common stock price.

We experience seasonal fluctuations in our net sales and operating results. In fiscal 2007, we generated 28.0% of our net sales and 31.4% of our net income in the fiscal quarter ended January 31 (which included the holiday selling season). We also incur significant additional expenses during this fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending January 31, our net sales could decline, resulting in excess inventory or increased sales discounts to sell excess inventory, which could harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during this fiscal quarter, could cause a significant decline in our operating results. This could adversely affect our common stock price.

Our business could be adversely affected by changes in consumer protection laws and regulations.

Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, limit the manner in which we may offer and extend credit. Since we finance a substantial portion of our sales, any adverse change in the regulation of consumer credit could adversely affect our total revenues and gross margins. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer credit accounts or restrict our ability to collect on account balances, which would have a material adverse effect on our earnings. During 2005, new bankruptcy laws went into effect that impacted our customers' ability to file for bankruptcy. Historically, we had been relatively effective in pursuing our position as a secured creditor of bankrupt borrowers and obtaining payments on the related accounts and contracts. However, at this time we cannot be certain what long term impact these changes will have on our delinquency or loss experience. Compliance with existing and future laws or regulations could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our results of operations and stock price.

Pending litigation relating to the sale of credit insurance and the sale of service maintenance agreements in the retail industry could adversely affect our business.

We understand that states' attorneys general and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in all of our stores and require the purchase of property credit insurance products from us or from third party providers in connection with sales of merchandise on installment credit; therefore, similar litigation could be brought against us. We were previously named as a defendant in a purported class action lawsuit alleging breach of contract and violations of state and federal consumer protection laws arising from the terms of our service maintenance agreements. A final judgment was entered dismissing that lawsuit. While we believe we are in full compliance with applicable laws and regulations, if we are found liable in any future lawsuit regarding credit insurance or service maintenance agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement, either of which could have a material adverse effect on our results of operations and stock price. An adverse judgment or any negative publicity associated with our service maintenance agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on sales.

If we lose key management or are unable to attract and retain the qualified sales and credit granting and collection personnel required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and continued service of Thomas J. Frank, Sr., age 67, our Chairman of the Board and Chief Executive Officer, William C. Nylin, Jr., 64, our Executive Vice Chairman and Chief Operating Officer, Timothy L. Frank, 39, our President, David L. Rogers, 58, our Chief Financial Officer and David R. Atnip, 59, our Senior Vice President and Treasurer, and other key personnel or the identification of suitable successors for them. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, and we are unable to identify a suitable successor, our business and operations could be harmed, and we could have difficulty in implementing our strategy. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Additionally, if we are unable to attract and retain qualified credit granting and collection personnel, our ability to perform quality underwriting of new credit transactions or maintain workloads for our collections personnel at a manageable level, our operations could be adversely impacted and result in higher delinquency and net charge-offs on our credit portfolio. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results could suffer.

Because our stores are located in Texas and Louisiana, we are subject to regional risks.

Our 62 stores are located exclusively in Texas and Louisiana. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural disasters. If the region suffered an economic downturn or other adverse regional event, there could be an adverse impact on our net sales and profitability and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio. These systems and our operations are vulnerable to damage or interruption from:

- power loss, computer systems failures and Internet, telecommunications or data network failures;
- operator negligence or improper operation by, or supervision of, employees;
- physical and electronic loss of data or security breaches, misappropriation and similar events;
- computer viruses;
- intentional acts of vandalism and similar events; and
- hurricanes, fires, floods and other natural disasters.

The software that we have developed to use in granting credit may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and profitability.

If we are unable to maintain our current insurance coverage for our service maintenance agreements, our customers could incur additional costs and our repair expenses could increase, which could adversely affect our financial condition and results of operations.

There are a limited number of insurance carriers that provide coverage for our service maintenance agreements. If insurance becomes unavailable from our current carriers for any reason, we may be unable to provide replacement coverage on the same terms, if at all. Even if we are able to obtain replacement coverage, higher premiums could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to obtain insurance coverage for our service maintenance agreements could cause fluctuations in our repair expenses and greater volatility of earnings.

If we are unable to maintain group credit insurance policies from insurance carriers, which allow us to offer their credit insurance products to our customers purchasing on credit, our revenues could be reduced and bad debts might increase.

There are a limited number of insurance carriers that provide credit insurance coverage for sale to our customers. If credit insurance becomes unavailable for any reason we may be unable to offer replacement coverage on the same terms, if at all. Even if we are able to obtain replacement coverage, it may be at higher rates or reduced coverage, which could affect the customer acceptance of these products, reduce our revenues or increase our credit losses.

Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.

A significant portion of our inventory is manufactured overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position. In addition, commissions earned on both our credit insurance and service maintenance agreement products could be adversely affected by changes in statutory premium rates, commission rates, adverse claims experience and other factors.

We may be unable to protect our intellectual property rights, which could impair our name and reputation.

We believe that our success and ability to compete depends in part on consumer identification of the name "Conn's." We have registered the trademarks "Conn's" and our logo. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could attempt to misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

Any changes in the tax laws of the states of Texas and Louisiana could affect our state tax liabilities.

As we experienced in fiscal year 2007 with the change in the Texas tax law, legislation could be introduced at any time that changes our state tax liabilities in a way that has an adverse impact on our results of operations. The new Texas margin tax was in effect for only eight months during fiscal year 2007 and resulted in increased provision for income taxes of $0.5 million.

A further rise in oil and gasoline prices could affect our customers' determination to drive to our stores, and cause us to raise our delivery charges.

A further significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not significantly affect our competitors.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following summarizes the geographic location of our stores, warehouse and distribution centers and corporate facilities by major market area:

Geographic Location	No. of Locations	Leased Facilities	Total Square Feet	Storage Square Feet	Leases With Options Expiring Beyond 10 Years
Golden Triangle District (1)	5	5	157,129	30,456	5
Louisiana District	5	5	148,628	38,394	5
Houston District	21	16	508,477	84,370	14
San Antonio/Austin District	14	14	418,637	82,849	13
Corpus Christi	1	1	61,864	18,960	1
South Texas	2	2	61,247	10,034	2
Dallas District	14	12	413,829	73,445	12
Store Totals	62	55	1,769,811	338,508	52
Warehouse/Distribution Centers	6	3	703,453	703,453	1
Service Centers	5	3	191,932	133,636	1
Corporate Offices	1	1	106,783	25,000	1
Total	74	62	2,771,979	1,200,597	55

(1) Includes one store in Lake Charles, Louisiana.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in routine litigation incidental to our business from time to time. We do not expect the outcome of any of this routine litigation to have a material effect on our financial condition or results of operation. However, the results of their proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact our estimate of reserves for litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

What is the principal market for our common stock?

The principal market for our common stock is the NASDAQ Global Select Market. Our common stock is listed on the NASDAQ Global Select Market under the symbol "CONN." Information regarding the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years as reported on NASDAQ is summarized as follows:

	High	Low
Quarter ended April 30, 2005	$ 19.70	$ 15.29
Quarter ended July 31, 2005	$ 27.51	$ 16.69
Quarter ended October 31, 2005	$ 29.80	$ 23.20
Quarter ended January 31, 2006	$ 44.93	$ 28.68
Quarter ended April 30, 2006	$ 44.99	$ 31.81
Quarter ended July 31, 2006	$ 35.52	$ 24.02
Quarter ended October 31, 2006	$ 26.75	$ 17.61
Quarter ended January 31, 2007	$ 25.33	$ 21.00

How many common stockholders do we have?

As of March 15, 2007, we had approximately 57 common stockholders of record and an estimated 8,700 beneficial owners of our common stock.

Did we declare any cash dividends in fiscal 2006 or fiscal 2007?

No cash dividends were paid in fiscal 2006 or 2007. We do not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of our indebtedness. Provisions in agreements governing our long-term indebtedness restrict the amount of dividends that we may pay to our stockholders. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Has the Company had any sales of unregistered securities during the last year?

The Company has had no sales of unregistered securities during fiscal 2007.

Has the Company purchased any of its securities during the past quarter?

On August 25, 2006, we announced that our Board of Directors had authorized a common stock repurchase program, permitting us to purchase, from time to time, in the open market and in privately negotiated transactions, up to an aggregate of $50.0 million of our common stock, dependent on market conditions and the price of the stock. During the quarter ended January 31, 2007, we effected the following repurchases of our common stock:

Period	Total # of shares purchased	Average Price Paid per share	Total # of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Programs
November 1 - November 30, 2006	-	$ -	-	$ 49,316,778
December 1 - December 31, 2006	69,000	$ 23.14	69,000	$ 47,720,033
January 1 - January 31, 2007	65,200	$ 23.13	65,200	$ 46,212,130
Total	134,200		134,200	

ITEM 6. SELECTED FINANCIAL DATA.

	Years Ended January 31,				
	2003	2004	2005	2006	2007
Statement of Operations:					
Total revenues	$445,267	$498,378	$565,821	$701,148	$760,657
Operating expense:					
Cost of goods sold, including warehousing and occupancy cost	276,956	317,712	359,710	453,374	502,135
Selling, general and administrative expense	125,717	135,457	153,526	182,728	195,908
Provision for bad debts	1,779	2,504	2,589	1,133	1,476
Total operating expense	404,452	455,673	515,825	637,235	699,519
Operating income	40,815	42,705	49,996	63,913	61,138
Interest (income) expense, net and minority interest	7,237	4,577	2,477	400	(676)
Other (income) expense	(5)	(175)	126	69	(772)
Earnings before income taxes	33,583	38,303	47,393	63,444	62,586
Provision for income taxes	11,919	13,260	16,706	22,341	22,275
Net income	21,664	25,043	30,687	41,103	40,311
Less preferred stock dividends (1)	(2,133)	(1,954)	-	-	-
Net income available for common stockholders	$19,531	$23,089	$30,687	$41,103	$40,311
Earnings per common share:					
Basic	$1.17	$1.30	$1.32	$1.76	$1.70
Diluted	$1.17	$1.26	$1.30	$1.71	$1.66
Average common shares outstanding:					
Basic	16,724	17,726	23,192	23,412	23,663
Diluted	16,724	18,257	23,646	24,088	24,289
Other Financial Data:					
Stores open at end of period	42	45	50	56	62
Same store sales growth (2)	1.3%	2.6%	3.6%	16.9%	3.6%
Inventory turns (3)	6.6	6.5	6.0	6.6	6.1
Gross margin percentage (4)	37.8%	36.3%	36.4%	35.3%	34.0%
Operating margin (5)	9.2%	8.6%	8.8%	9.1%	8.0%
Return on average equity (6)	28.1%	19.4%	16.1%	17.7%	14.7%
Capital expenditures	$15,070	$9,401	$19,619	$18,490	$18,425
Balance Sheet Data:					
Working capital	$74,139	$121,154	$156,006	$190,073	$220,740
Total assets	185,663	240,081	276,716	355,617	389,947
Total debt	51,992	14,512	10,532	136	198
Preferred stock	15,226	-	-	-	-
Total stockholders' equity	86,824	171,911	208,734	255,861	292,528

(1) Dividends were not actually declared or paid until 2004, but are presented for purposes of earnings per share calculations.

(2) Same store sales growth is calculated by comparing the reported sales by store for all stores that were open throughout a period to reported sales by store for all stores that were open throughout the prior period. Sales from closed stores have been removed from each period. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(3) Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the average of the beginning and ending product inventory, excluding consigned goods.

(4) Gross margin percentage is defined as total revenues less cost of goods and parts sold, including warehousing and occupancy cost, divided by total revenues.

(5) Operating margin is defined as operating income divided by total revenues.

(6) Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. (Restated)

Forward-Looking Statements

This report contains forward-looking statements. We sometimes use words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from these forward-looking statements include, but are not limited to:

- the success of our growth strategy and plans regarding opening new stores and entering adjacent and new markets, including our plans to continue expanding into the Dallas/Fort Worth Metroplex, and South Texas;
- our intention to update or expand existing stores;
- our ability to obtain capital for required capital expenditures and costs related to the opening of new stores or to update or expand existing stores;
- our cash flows from operations, borrowings from our revolving line of credit and proceeds from securitizations to fund our operations, debt repayment and expansion;
- the ability of the QSPE to obtain additional funding for the purpose of purchasing our receivables;
- the effect of rising interest rates that could increase our cost of borrowing or reduce securitization income;
- the potential for deterioration in the delinquency status of the sold or owned credit portfolios or higher than historical net charge-offs in the portfolios could adversely impact earnings;
- the long-term effect of the change in bankruptcy laws could effect net charge-offs in the credit portfolio which could adversely impact earnings;
- technological and market developments, growth trends and projected sales in the home appliance and consumer electronics industry, including with respect to digital products like DVD players, HDTV, digital radio, home networking devices and other new products, and our ability to capitalize on such growth;
- the potential for price erosion or lower unit sales points that could result in declines in revenues;
- higher oil and gas prices could adversely affect our customers' shopping decisions and patterns, as well as the cost of our delivery and service operations and our cost of products, if vendors pass on their additional fuel costs through increased pricing for products;
- the ability to attract and retain qualified personnel;
- both short-term and long-term impact of adverse weather conditions (e.g. hurricanes) that could result in volatility in our revenues and increased expenses and casualty losses;
- changes in laws and regulations and/or interest, premium and commission rates allowed by regulators on our credit, credit insurance and service maintenance agreements as allowed by those laws and regulations;

- our relationships with key suppliers;
- the adequacy of our distribution and information systems and management experience to support our expansion plans;
- the accuracy of our expectations regarding competition and our competitive advantages;
- the potential for market share erosion that could result in reduced revenues;
- the accuracy of our expectations regarding the similarity or dissimilarity of our existing markets as compared to new markets we enter; and
- the outcome of litigation affecting our business.

Additional important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" in this Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not happen.

The forward-looking statements in this report reflect our views and assumptions only as of the date of this report. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

General

We intend the following discussion and analysis to provide you with a better understanding of our financial condition and performance in the indicated periods, including an analysis of those key factors that contributed to our financial condition and performance and that are, or are expected to be, the key drivers of our business.

Through our 62 retail stores, we provide products and services to our customers in six primary market areas, including Houston, San Antonio/Austin, Dallas/Fort Worth, southern Louisiana, Southeast Texas, and South Texas. Products and services offered through retail sales outlets include major home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, service maintenance agreements, customer credit programs, including installment and revolving credit account services, and various credit insurance products. These activities are supported through our extensive service, warehouse and distribution system. Our stores bear the "Conn's" name, after our founder's family, and deliver the same products and services to our customers. All of our stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of the retail stores and considers the credit programs, service contracts and distribution system to be an integral part of the Company's retail operations.

Presented below is a diagram setting forth our five cornerstones which represent, in our view, the five components of our sales goal – strong merchandising systems, state of the art credit options for our customers, an extensive warehousing and distribution system, a service system to support our customers needs during and beyond the product warranty periods, and our uniquely, well-trained employees in each area. Each of these systems combine to create a "nuts and bolts" support system for our customers needs and desires. Each of these systems is discussed at length in the Business section of this report.


BUSINESS
CORNERSTONES:
Merchandising
Credit
Distribution
Service
Training
Drive
Sales

We, of course, derive a large part of our revenue from our product sales. However, unlike many of our competitors, we provide in-house credit options for our customers' product purchases. In the last three years, we have financed, on average, approximately 58% of our retail sales through these programs. In turn, we finance (convert to cash) substantially all of our customer receivables from these credit options through an asset-backed securitization facility. See "Business – Finance Operations" for a detailed discussion of our in-house credit programs. As part of our asset-backed securitization facility, we have created a qualifying special purpose entity, which we refer to as the QSPE or the issuer, to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties to fund such purchases. We transfer our receivables, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash and subordinated securities.

While our warehouse and distribution system does not directly generate revenues, other than the fees paid by our customers for delivery and installation of the products to their homes, it is our extra, "value-added" program that our existing customers have come to rely on, and our new customers are hopefully sufficiently impressed with to become repeat customers. We derive revenues from our repair services on the products we sell. Additionally, acting as an agent for unaffiliated companies, we sell credit insurance to protect our customers from credit losses due to death, disability, involuntary unemployment and damage to the products they have purchased; to the extent they do not already have it.

Executive Overview

This overview is intended to provide an executive level overview of our operations for our fiscal year ended January 31, 2007. A detailed explanation of the changes in our operations for the fiscal year ended January 31, 2007 as compared to the prior year is included beginning under Results of Operations. Following are significant financial items in managements view:

- Our revenues for the fiscal year ended January 31, 2007, increased by 8.5 percent, or $59.5 million, from fiscal year 2006 to $760.6 million due to sales growth primarily from product sales and service maintenance agreement commissions. Our same store sales growth rate for the fiscal year ended January 31, 2007 was 3.6%, versus 16.9% for fiscal 2006. The lower same store sales growth rate was due primarily to the positive impact on fiscal 2006 sales due to Hurricanes Katrina and Rita. (Also see "Operational Changes and Outlook.")

- During the last half of fiscal year 2006, two hurricanes, Katrina and Rita, hit the Gulf Coast. These storms significantly impacted our operations by:

  - temporary closing of our Louisiana, Southeast Texas, Corpus Christi and Houston stores and related distribution operations for limited periods of time,
  - positively impacting Net sales as customers in the affected areas replaced appliances and other household products damaged as a result of the storms,
  - disrupting credit collection efforts while we were displaced from our corporate headquarters as a result of Hurricane Rita, causing a temporary increase in the credit portfolio's delinquency and net charge-off statistics and resulting in a reduction of Finance charges and other and an increase in Bad debt expense, and
  - causing us to incur expenses related to the relocation of our corporate office functions and losses related to damaged merchandise and facilities, net of insurance proceeds.

- Same store sales in fiscal year 2006 benefited from the effects of the hurricanes. Appliance sales accounted for the majority of the increase in total same stores sales during the period due in part to our customers' need to replace items damaged by the storms. We believe same store sales, adjusted for our estimate of the impact of the hurricanes, grew approximately 12% for the year ended January 31, 2006. As a result, same store sales in fiscal year 2007 were negatively impacted because of the comparison to the very strong prior year sales.

- Our entry into the Dallas/Fort Worth and the South Texas markets and the addition of stores in our existing Houston and San Antonio markets had a positive impact on our revenues. We achieved approximately $35.2 million of increases in product sales and service maintenance agreement (SMA) commissions for the year ended January 31, 2007 from the opening of twelve new stores in these markets since February 2005. Our plans provide for the opening of six to eight additional stores, primarily in existing markets, during the balance of fiscal 2008 as we focus on opportunities in markets in which we have existing infrastructure.

- While deferred interest and "same as cash" plans continue to be an important part of our sales promotion plans, our improved execution and effective use of a variety of sales promotions, enabled us to reduce the level of deferred interest and "same as cash" plans, relative to product and SMA sales volume, from 26.6% in fiscal year 2006 to 25.1% in fiscal year 2007. We offer promotional credit with terms ranging from three months to 36 months. Any promotional credit with terms in excess of 12 months is considered "extended term". While the use of promotional credit as a percentage of product and SMA sales declined in total, sales financed by extended term deferred interest and "same as cash" plans increased from $33.9 million, or 5.6% of product and SMA sales, for the year ended January 31, 2006, to $59.0 million, or 9.0%, for the year ended January 31, 2007. We expect to continue to offer extended term promotional credit in the future.

- During the year ended January 31, 2006, pretax income was reduced by $1.0 million to reflect our estimate of expected losses due to the impact of Hurricane Rita on our credit collection operations and a temporary increase in bankruptcy filings. The increase in bankruptcy filings is as a result of the new bankruptcy law that took effect October 17, 2005, prompting consumers to file for bankruptcy protection before the new law went into effect. The $1.0 million charge to earnings consisted of an $895,000 impairment charge recorded related to Interests in securitized assets and increased Bad debt expense of $105,000. During the year ended January 31, 2007, we recorded a $1.5 million impairment charge related to our Interests in securitized assets to reflect our estimate of anticipated higher credit losses as a result of the continued impact of Hurricane Rita on our credit collection operations.

- Our gross margin was 34.0% for fiscal year 2007, a decrease from 35.3% in fiscal 2006, primarily as a result of reduced gross margin realized on product sales from 21.4% in the year ended January

31, 2006, to 20.6% in fiscal year 2007, reduced securitization income, because of higher net charge-offs in the credit portfolio, and reduced retrospective SMA commissions.

- Our operating margin decreased to 8.0%, from 9.1% in fiscal 2006 as a result of the lower gross margin achieved. In fiscal year 2007, we decreased SG&A expense as a percent of revenues to 25.8% from 26.1% when compared to the prior year, primarily from decreases in payroll and payroll related expenses and net advertising expense as a percent of revenues.

- Operating cash flows were $28.7 million for fiscal 2007. Our operating cash flows decreased as a result of the timing of payments that had been deferred in the prior fiscal year due to Hurricanes Katrina and Rita.

- Our pretax income for fiscal 2007 decreased by 1.4% or approximately $0.9 million, from fiscal 2006 to $62.6 million. The decrease was driven largely by decreased operating margins due to lower gross margin.

- We adopted SFAS No. 123R, *Share-Based Payment*, during the year ended January 31, 2007, using the modified retrospective application transition method, which results in the retrospective adjustment of all prior periods. The adoption resulted in expenses totaling $1.7 million being recorded to SG&A during the year ended January 31, 2007 as compared to $1.2 million being recorded in the year ended January 31, 2006.

- During the year ended January 31, 2007, the Company completed the sale of a building and the related land, resulting in the recognition of a gain of $0.7 million, which is reflected in Other (income) expense.

Operational Changes and Outlook

We have implemented, continued increased focus on, or modified several initiatives in fiscal 2007 that we believe will positively impact our future operating results, including:

- Increased emphasis on the sales of furniture, and additional product lines added to this category; and

- Increased promotion of flat panel technology in our stores as the price point becomes more affordable for our customers.

Our sales during the last five months of fiscal 2006 and first five months of fiscal 2007 benefited from the impact of Hurricanes Katrina and Rita. This impact could affect future same store sales due to:

- The acceleration of the sale of essential appliances in the affected markets disrupting the normal replacement cycle for these items; and

- The same store sales reported for the impacted markets being elevated to a level that might not be duplicated.

The credit portfolio delinquency and charge-off statistics were negatively impacted by the effects of Hurricane Rita that hit the Gulf Coast during September of 2005. The hurricane impacted our customer's ability to pay on their accounts and hampered our credit collection operations, including payment processing delays caused by disruption in the mail service. The credit collection operations were negatively affected by the loss of personnel, as some employees did not return to work, and by the increase in the number of delinquent accounts, resulting in increased workloads for the personnel that returned to work. To address the staffing issues, we intensified our recruiting efforts to attract individuals to our Beaumont, Texas collection center and opened a second collection center in Dallas, Texas. Non-storm factors that may have negatively affected delinquencies and charge-offs include the impact of the bankruptcy law change in October 2005 and other economic factors on our customers. The delinquency performance of the credit portfolio has improved since January 31, 2006, and the loss rates have returned to historical levels.

On May 18, 2006, the Governor of Texas signed a tax bill that modifies the existing franchise tax, with the most significant change being the replacement of the existing base with a tax based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailers and wholesalers is 0.5% on taxable margin. This will result in an increase in taxes paid by us, as franchise taxes paid have totaled less than $50,000 per year for the last several years. The tax changes impacted earnings beginning in the quarter ended July 31, 2006. For the year ended January 31, 2007, we accrued, net of federal tax benefit, approximately $0.5 million in additional tax liability and initially recorded approximately $29,000 in net deferred tax assets as a result of the new margin tax. Going forward, we expect our effective tax rate on Income before income taxes to increase to between 36% and 37%, from the 35.1% we experienced prior to the initiation of the new tax.

During the year, we opened three new stores in the Houston market, two in the Dallas/Fort Worth market, and one in San Antonio, Texas. The Dallas/Fort Worth market continues to perform at the mid-point of our range of expectations and we believe we have significant upside potential in that market through growth in the existing stores and our intention to continue to expand the number of stores in that market. We have several other locations in Texas and Louisiana that we believe are promising and, along with new stores in existing markets, are in various stages of development for opening in fiscal year 2008. We also continue to look at other markets, including neighboring states for opportunities.

The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as digital televisions, DVD players, digital cameras and MP3 players are introduced at relatively high price points that are then gradually reduced as the product becomes more mainstream. To sustain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps drive the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we continue to adjust our marketing strategies to address this challenge through the introduction of new product categories and new products within our existing categories.

Application of Critical Accounting Policies

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. We could reasonably use different accounting estimates, and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as critical accounting estimates. We believe that the critical accounting estimates discussed below are among those most important to an understanding of our consolidated financial statements as of January 31, 2007.

Transfers of Financial Assets. We transfer customer receivables to the QSPE that issues asset-backed securities to third party lenders using these accounts as collateral, and we continue to service these accounts after the transfer. We recognize the sale of these accounts when we relinquish control of the transferred financial asset in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. As we transfer the accounts, we record an asset representing the interest-only strip, which is cash flows resulting entirely from the interest on the security. The gain or loss recognized on these transactions is based on our best estimates of key assumptions, including forecasted credit losses, payment rates, forward yield curves, costs of servicing the accounts and appropriate discount rates. The use of different estimates or assumptions could produce different financial results. For example, if we had assumed a 10.0% reduction in net interest spread (which might be caused by rising interest rates), our interest in securitized assets would have been reduced by $5.8 million as of January 31, 2007, which may have an adverse effect on earnings. We recognize income from our interest in these transferred accounts based on the difference between the interest earned on customer accounts and the costs associated with financing and servicing the transferred accounts, less a provision for bad debts associated with the transferred assets. This income is recorded as Finance charges and other in our consolidated statement of operations. If the assumption used for estimating credit losses was increased 10%, the impact to recorded Finance charges and other would have been a reduction in revenues and pretax income of $1.3 million.

In February 2006, SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, was issued. This statement is an amendment of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125.* This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement, is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently analyzing the impact this statement will have on our financial condition and results of operations.

Deferred Tax Assets. We have net deferred tax assets of approximately $3.5 million as of January 31, 2007, which are subject to periodic recoverability assessments. Realization of our net deferred tax assets may be dependent upon whether we achieve projected future taxable income. Our estimates regarding future profitability may change due to future market conditions, our ability to continue to execute at historical levels and our ability to continue our growth plans. These changes, if any, may require material adjustments to these deferred tax asset balances. If we had assumed that the future tax rate at which these deferred items would reverse was 50 basis points higher than currently anticipated, we would have increased the net deferred tax asset and increased net income by approximately $49,000.

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, was issued. This interpretation clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the impact this statement will have on our financial condition and results of operations.

Intangible Assets. We have significant intangible assets related primarily to goodwill. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments. Effective with the implementation of SFAS No. 142, we ceased amortizing goodwill and began testing potential impairment of this asset annually based on judgments regarding ongoing profitability and cash flow of the underlying assets. Changes in strategy or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. For example, if we had reason to believe that our recorded goodwill had become impaired due to decreases in the fair market value of the underlying business, we would have to take a charge to income for that portion of goodwill that we believe is impaired. Our goodwill balance at January 31, 2006 and 2007 was $9.6 million.

Property, Plant and Equipment. Our accounting policies regarding land, buildings, and equipment include judgments regarding the estimated useful lives of such assets, the estimated residual values to which the assets are depreciated, and the determination as to what constitutes increasing the life of existing assets. These judgments and estimates may produce materially different amounts of depreciation and amortization expense than would be reported if different assumptions were used. These judgments may also impact the need to recognize an impairment charge on the carrying amount of these assets if the anticipated cash flows associated with the assets are not realized. In addition, the actual life of the asset and residual value may be different from the estimates used to prepare financial statements in prior periods.

Revenue Recognition. Revenues from the sale of retail products are recognized at the time the product is delivered to the customer. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates, or other free products or services. We sell service maintenance agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where the third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, based on claims experience, at the time that they are earned. When we sell service maintenance agreements in which we are deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the service maintenance agreement. These direct obligor service maintenance agreements are renewal contracts that provide our customers protection against product repair costs arising after the expiration of the manufacturer's warranty and the third party obligor contracts and typically range from 12 months to 36 months. These agreements are separate units of accounting under Emerging Issues Task Force No. 00-21, *Revenue Arrangements with Multiple Deliverables*. The amounts of service maintenance agreement revenue deferred at January 31, 2006 and 2007 were $3.6 million and $3.6 million, respectively, and are included in Deferred revenue in the accompanying balance sheets. The amounts of service maintenance agreement revenue recognized for the fiscal years ended January 31, 2005, 2006 and 2007 were $5.0 million, $5.0 million and $4.7 million, respectively..

Vendor Allowances. We receive funds from vendors for price protection, product rebates, marketing and training and promotion programs which are recorded on the accrual basis as a reduction to the related product cost or advertising expense according to the nature of the program. We accrue rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits or payments are recorded as a reduction of product cost; if the programs are related to promotion or marketing of the product, the allowances, credits, or payments are recorded as a reduction of advertising expense in the period in which the expense is incurred.

Share-Based Compensation. In December 2004, SFAS No. 123R, *Share-Based Payment*, was issued. Under the requirements of this statement we measure the cost of employee services received in exchange for an award of equity instruments, typically stock options, based on the grant-date fair value of the award, and record that cost over the period during which the employee is required to provide service in exchange for the award. The grant-date fair value is based on our best estimate of key assumptions, including expected time period over which the options will remain outstanding and expected stock price volatility at the date of grant. Additionally, we must estimate expected forfeitures for each stock option grant and adjust the recorded compensation expense accordingly. The use of different estimates could produce different financial results. See Note 1 to our financial statements for additional information.

Accounting for Leases. The accounting for leases is governed primarily by SFAS No. 13, *Accounting for Leases*. As required by the standard, we analyze each lease, at its inception, to determine whether it should be accounted for as an operating lease or a capital lease. Additionally, monthly lease expense for each operating lease is calculated as the average of all payments required under the minimum lease term, including rent escalations. The minimum lease term begins with the date we take possession of the property and ends on the last day of the minimum lease term, and includes all rent holidays, but excludes renewal terms that are at our option. Any tenant improvement allowances received are deferred and amortized into income as a reduction of lease expense on a straight line basis over the minimum lease term. The amortization of leasehold improvements is computed on a straight line basis over the shorter of the remaining lease term or the estimated useful life of the improvements..

Results of Operations

The following table sets forth certain statement of operations information as a percentage of total revenues for the periods indicated.

	Years ended January 31,		
	2005	2006	2007
Revenues:			
Product sales	79.8 %	81.3 %	82.0 %
Service maintenance agreement commissions (net)	4.2	4.3	4.0
Service revenues	3.3	2.9	3.0
Total net sales	87.3	88.5	89.0
Finance charges and other	12.7	11.5	11.0
Total revenues	100.0	100.0	100.0
Cost and expenses:			
Cost of goods sold, including warehousing and occupancy costs	62.8	63.9	65.1
Cost of parts sold, including warehousing and occupancy costs	0.8	0.7	0.9
Selling, general and administrative expense	27.1	26.1	25.8
Provision for bad debts	0.5	0.2	0.2
Total costs and expenses	91.2	90.9	92.0
Operating income	8.8	9.1	8.0
Interest (income) expense (including minority interest)	0.4	0.1	(0.1)
Other (income) expense	0.0	0.0	(0.1)
Earnings before income taxes	8.4	9.0	8.2
Provision for income taxes			
Current	3.0	3.2	3.0
Deferred	-	(0.1)	(0.1)
Total provision for income taxes	3.0	3.1	2.9
Net income	5.4 %	5.9 %	5.3 %

In reviewing the percentages reflected in the above table, we noted that the following trends in our operations developed within the last twelve months.

- The increase in cost of goods sold as a percentage of total revenues reflects the shift in revenue mix as product sales grew faster than service revenues and finance charges and other. Cost of products sold was 78.6% of net product sales in the 2006 period and 79.4% in the 2007 period.
- The decline in selling, general and administrative expense as a percentage of total revenues resulted primarily from decreased payroll and payroll related expenses and net advertising expense, as a percent of revenues.
- The declining trend in interest expense as a percentage of total revenues is a function of our continuing to generate positive cash flow.

The presentation of our gross margins may not be comparable to other retailers since we include the cost of our in-home delivery service as part of selling, general and administrative expense. Similarly, we include the cost of merchandising our products, including amounts related to purchasing the product and a portion of our advertising cost, in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of cost of goods sold.

The following table presents certain operations information in dollars and percentage changes from year to year:

Analysis of Consolidated Statements of Operations

(in thousands except percentages)

	Years Ended January 31,			2006 vs. 2005 Incr/(Decr)		2007 vs. 2006 Incr/(Decr)	
	2005	2006	2007	Amount	Pct	Amount	Pct
Revenues							
Product sales	$451,560	$569,877	$623,959	$118,317	26.2 %	$54,082	9.5 %
Service maintenance agreement commissions (net)	23,950	30,583	30,567	6,633	27.7	(16)	(0.1)
Service revenues	18,725	20,278	22,411	1,553	8.3	2,133	10.5
Total net sales	494,235	620,738	676,937	126,503	25.6	56,199	9.1
Finance charges and other	71,586	80,410	83,720	8,824	12.3	3,310	4.1
Total revenues	565,821	701,148	760,657	135,327	23.9	59,509	8.5
Cost of goods and parts sold	359,710	453,374	502,135	93,664	26.0	48,761	10.8
Gross Profit	206,111	247,774	258,522	41,663	20.2	10,748	4.3
Gross Margin	*36.4%*	*35.3%*	*34.0%*				
Selling, general and administrative expense	153,534	182,728	195,908	29,194	19.0	13,180	7.2
Provision for bad debts	2,589	1,133	1,476	(1,456)	(56.2)	343	30.3
Operating income	49,988	63,913	61,138	13,925	27.9	(2,775)	(4.3)
Operating Margin	*8.8%*	*9.1%*	*8.0%*				
Interest (income) expense	2,359	400	(676)	(1,959)	(83.0)	(1,076)	(269.0)
Other (income) expense	118	69	(772)	(49)	(41.5)	(841)	(1218.8)
Minority interest in limited partnership	118	-	-	(118)		-	
Pretax Income	47,393	63,444	62,586	16,051	33.9	(858)	(1.4)
Income taxes	16,706	22,341	22,275	5,635	33.7	(66)	(0.3)
Net income available for common stockholders	$30,687	$41,103	$40,311	$10,416	33.9 %	($792)	(1.9)%

Refer to the above Analysis of Consolidated Statements of Operations in condensed form while reading the operations review on a year by year basis.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2007

Revenues. Total revenues increased by $59.5 million, or 8.5%, from $701.1 million for the year ended January 31, 2006 to $760.6 million for the year ended January 31, 2007. The increase was attributable to increases in net sales of $56.2 million, or 9.1%, and $3.3 million, or 4.1%, in finance charges and other revenue.

The $56.2 million increase in net sales was made up of the following:

- a $21.1 million increase resulted from a same store sales increase of 3.6%. The fiscal 2007 growth rate was impacted as a result of being compared to the very strong, hurricane-impacted prior year sales, which resulted in a same store sales growth rate of 16.9% achieved in the year ended January 31, 2006.
- a $35.2 million increase generated by twelve retail locations that were not open for twelve consecutive months in each period,
- a $2.2 million decrease resulted from an increase in discounts on promotional credit sales, and
- a $2.1 million increase resulted from an increase in service revenues.

The components of the $56.2 million increase in net sales were a $54.1 million increase in product sales and an $2.1 million net increase in service maintenance agreement commissions and service revenues. The $54.1 million increase in product sales resulted from the following:

- approximately $34.1 million was attributable to increases in unit sales, due primarily to increased appliances, consumer electronics (especially micro-display projection and plasma and LCD flat panel televisions) and furniture sales, partially offset by a decline in track sales, and
- approximately $20.0 million was attributable to increases in unit price points. The price point impact was driven primarily by consumers selecting higher priced appliance products, including high-efficiency washers and dryers and stainless steel kitchen appliances and increased delivery fees, partially offset by a decline in consumer electronics as prices for new technology erode and the $2.2 million increase in discounts on extended-term promotional credit sales.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

Category	Years Ended January 31, 2006 Amount	2006 Percent	2007 Amount	2007 Percent	Percent Increase	
Major home appliances	$ 223,294	36.0 %	$ 230,963	34.1 %	3.4 %	(1)
Consumer electronics	186,663	30.1	214,271	31.7	14.8	(2)
Track	99,184	16.0	94,395	13.9	(4.8)	(3)
Delivery	9,931	1.6	11,380	1.7	14.6	(2)
Lawn and garden	17,567	2.8	16,741	2.5	(4.7)	(4)
Bedding	13,120	2.1	17,721	2.6	35.1	(5)
Furniture	15,320	2.4	33,357	4.9	117.7	(5)
Other	4,798	0.8	5,131	0.8	6.9	(2)
Total product sales	569,877	91.8	623,959	92.2	9.5	
Service maintenance agreement commissions	30,583	4.9	30,567	4.5	(0.1)	(6)
Service revenues	20,278	3.3	22,411	3.3	10.5	(7)
Total net sales	$ 620,738	100.0 %	$ 676,937	100.0 %	9.1 %	

(1) Fiscal year 2006 appliance sales were benefited by strong customer demand after Hurricanes Katrina and Rita in that year.
(2) These increases are consistent with overall increase in product sales and improved unit prices.
(3) The decline in track sales (consisting largely of computers, computer peripherals, portable electronics and small appliances) is due primarily to reduced sales of computers and portable CRT televisions.
(4) A slower late-summer selling season due to dry weather impacted this category.
(5) This increase is due to the increased emphasis on the sales of mattresses and furniture, primarily sofas, recliners and entertainment centers, and new product lines added to the furniture category.
(6) This decrease is due to increased SMA cancellations driven by higher credit charge-offs and reduced sales penetration as we introduced products (furniture and mattresses) that are not SMA-eligible.
(7) This increase is driven by increased units in operation as we continue to grow product sales and an increase in the prices of parts used to repair higher-priced technology (flat-panel and micro-display television, etc.).

Revenue from Finance charges and other increased by approximately $3.3 million, or 4.1%, from $80.4 million for the year ended January 31, 2006, to $83.7 million for the year ended January 31, 2007. This increase in revenue resulted primarily from increases in securitization income of $3.4 million, a $2.0 million decrease in service maintenance agreement retrospective commissions and a net increase in insurance commissions and other revenues of $1.9 million. Securitization income grew at a slower pace than net sales because of higher credit losses experienced during the year ended January 31, 2007, as a result of the disruption to our credit operations caused by Hurricane Rita. As a result of the higher loss rate experienced, we recorded an impairment charge of $1.5 million during the quarter ended July 31, 2006, reducing the value of our interest in securitized assets. The credit net charge-off rate has returned to historical levels and is expected to approximate 3.0% during fiscal 2008. We recorded an impairment charge of $0.9 million during the quarter ended October 31, 2005, for anticipated credit losses due to the impact of Hurricane Rita on our credit operations and an increase in bankruptcy filings due to the new bankruptcy law that took effect in

October 2005. Securitization income growth is attributable to higher product sales and increases in our retained interest in assets transferred to the QSPE, due primarily to increases in the transferred balances. Insurance commissions and other revenue growth was driven by the increase in product sales The decline in service maintenance agreement retrospective commissions was due to a change in the commission structure that became effective during fiscal 2006. The change resulted in us receiving a greater portion of the income at the time of the sale of the service maintenance agreement, which is included in Total net sales, with a corresponding decrease in the retrospective commissions received.

Cost of Goods Sold. Cost of goods sold, including warehousing and occupancy cost, increased by $47.3 million, or 10.6%, from $448.1 million for the year ended January 31, 2006 to $495.4 million for the year ended January 31, 2007. This increase was slightly higher than the 9.5% increase in net product sales during the year ended January 31, 2007. Cost of products sold increased from 78.6% of net product sales in the 2006 period to 79.4% in the 2007 period due to pricing pressures on flat-panel TV's and the fact that the strong fiscal 2006 sales, after the hurricanes, were achieved with very little discounting.

Cost of Service Parts Sold. Cost of service parts sold, including warehousing and occupancy cost, increased approximately $1.5 million, or 27.8%, for the year ended January 31, 2007 as compared to the year ended January 31, 2006, due to a 34.8% increase in parts sales.

Selling, General and Administrative Expense. While Selling, general and administrative expense increased by $13.2 million, or 7.2%, from $182.7 million for the year ended January 31, 2006 to $195.9 million for the year ended January 31, 2007, it decreased as a percentage of total revenue from 26.1% to 25.8%. The decrease in expense as a percentage of total revenues resulted primarily from decreased payroll and payroll related expenses and net advertising expense, as a percent of revenues. Additionally, $0.9 million of expenses, net of insurance proceeds, were incurred in the year ended January 31, 2006, due to Hurricane Rita.

Provision for Bad Debts. The provision for bad debts on non-credit portfolio receivables and credit portfolio receivables retained by the Company and not transferred to the QSPE increased by $0.3 million, or 30.3%, during the year ended January 31, 2007 as compared to the year ended January 31, 2006, primarily as a result of provision adjustments due to increased credit losses.

Interest (Income) Expense, net. Net interest (income) expense improved by $1.1 million, from net interest expense of $400,000 for the year ended January 31, 2006 to net interest income of approximately $700,000 for the year ended January 31, 2007. The net improvement in interest (income) expense was attributable to the following factors:

- expiration in April 2005 of $20.0 million in our interest rate hedges and the discontinuation of hedge accounting for derivatives resulted in a net decrease in interest expense of approximately $244,000; and

- increased interest income from invested funds of approximately $539,000.

The remaining change of $317,000 resulted from lower average outstanding debt balances and capitalization of interest on construction in progress.

Other (Income) Expense, net. Other (income) expense improved by $0.9 million, from net expense of $0.1 million for the year ended January 31, 2006, to net income of $0.8 million for the year ended January 31, 2007. This change was primarily the result of a $0.7 million gain recognized on the sale of a building and the related land.

Provision for Income Taxes. The provision for income taxes decreased by $66,000, or 0.3%, from $22.4 million for the year ended January 31, 2006, to $22.3 million for the year ended January 31, 2007. The decrease in the Provision for income taxes is attributable to lower Income before income taxes, state tax refunds received during the period and adjustments to reconcile final tax returns to previous estimates, partially offset by additional tax expense from the new Texas margin tax. The impact of the new Texas margin tax was partially offset by the one-time benefit of deferred tax assets recorded as a result of the new tax. Our effective rate for the year ended January 31, 2007 was 35.6%, as compared to 35.2% for the year ended January 31, 2006, as impact of the Texas margin tax was partially offset by the refunds and return adjustments.

Net Income. As a result of the above factors, Net income decreased $0.8 million, or 1.9%, from $41.1 million for the year ended January 31, 2006 to $40.3 million for the year ended January 31, 2007.

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2006

Revenues. Total revenues increased by $135.3 million, or 23.9%, from $565.8 million for the year ended January 31, 2005 to $701.1 million for the year ended January 31, 2006. The increase was attributable to increases in net sales of $126.5 million, or 25.6%, and $8.8 million, or 12.3%, in finance charges and other revenue.

The $126.5 million increase in net sales was made up of the following:

- a $75.8 million increase resulted from a same store sales increase of 16.9%. Appliance sales accounted for the majority of the increase and were significantly impacted by our customers' need to replace items damaged as a result of Hurricanes Katrina and Rita. After adjusting for our estimate of the impact of the storms, we believe same store sales increased approximately 12%, with appliance, electronics, track and furniture sales being the biggest contributors. As a result of changes in the commission structure on our third-party service maintenance agreement (SMA) contracts, beginning July 2005, we began realizing the benefit of increased front-end commissions on SMA sales, which increased net sales $1.4 million, (offsetting this increase is a decrease in retrospective commissions which is reflected in Finance charges and other),

- a $49.8 million increase generated by twelve retail locations that were not open for twelve consecutive months in each period, net of reductions related to the closing of one location,

- a $644,000 decrease resulted from an increase in discounts on promotional credit sales, and

- a $1.6 million increase resulted from an increase in service revenues.

The components of the $126.5 million increase in net sales were a $118.3 million increase in product sales and an $8.2 million net increase in service maintenance agreement commissions and service revenues. The $118.3 million increase in product sales resulted from the following:

- approximately $82.6 million was attributable to increases in unit sales, due to increased appliances, track, furniture, and consumer electronics sales, and

- approximately $35.7 million was attributable to increases in unit price points. The price point impact was driven primarily by:
  - consumers selecting higher priced consumer electronics products, as the new technology becomes more affordable;
  - consumers selecting higher priced appliance products, including high-efficiency washers and dryers and stainless kitchen appliances, and
  - higher prices on appliances in general.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

Category	Years Ended January 31, 2005 Amount	2005 Percent	2006 Amount	2006 Percent	Percent Increase	
Major home appliances	$ 168,544	34.1 %	$ 223,294	36.0 %	32.5 %	(1)
Consumer electronics	154,873	31.3	186,663	30.1	20.5	(2)
Track	84,803	17.2	99,184	16.0	17.0	(2)
Delivery	7,605	1.5	9,931	1.6	30.6	(2)
Lawn and garden	14,272	2.9	17,567	2.8	23.1	(2)
Bedding	10,240	2.1	13,120	2.1	28.1	(2)
Furniture	7,207	1.5	15,320	2.4	112.6	(3)
Other	4,016	0.8	4,798	0.8	19.5	(2)
Total product sales	451,560	91.4	569,877	91.8	26.2	
Service maintenance agreement commissions	23,950	4.8	30,583	4.9	27.7	(2)
Service revenues	18,725	3.8	20,278	3.3	8.3	
Total net sales	$ 494,235	100.0 %	$ 620,738	100.0 %	25.6 %	

(1) In addition to strong overall sales growth, appliance sales benefited from our customers' needs after the hurricanes.
(2) These increases are consistent with overall increase in product sales and improved unit prices.
(3) This increase is due to the increased emphasis on the sales of furniture, primarily sofas, recliners and entertainment centers, and new product lines added to this category.

Revenue from Finance charges and other increased by approximately $8.8 million, or 12.3%, from $71.6 million for the year ended January 31. 2005 to $80.4 million for the year ended January 31, 2006. This increase in revenue resulted primarily from increases in securitization income of $9.4 million, a $1.0 million decrease in service maintenance agreement retrospective commissions and a net increase in insurance commissions and other revenues of $445,000. The increase in securitization income is attributable to higher product sales and increases in our retained interest in assets transferred to the QSPE, due primarily to increases in the transferred balances. Partially offsetting the securitization income increases was an impairment charge of $895,000 for estimated losses resulting from increased bankruptcy filings by our customers prior to October 17, 2005, the effective date of the new bankruptcy law and our estimate of expected additional credit losses due to the impact of Hurricane Rita.

Cost of Goods Sold. Cost of goods sold, including warehousing and occupancy cost, increased by $92.9 million, or 26.2%, from $355.2 million for the year ended January 31, 2005 to $448.1 million for the year ended January 31, 2006. This increase was consistent with the 26.2% increase in net product sales during the year ended January 31, 2006. Cost of products sold was 78.7% of net product sales in the 2005 period and 78.6% in the 2006 period.

Cost of Service Parts Sold. Cost of service parts sold, including warehousing and occupancy cost, increased approximately $759,000, or 16.7%, for the year ended January 31, 2006 as compared to the year ended January 31, 2005, due to increases in parts sales.

Selling, General and Administrative Expense. While Selling, general and administrative expense increased by $29.2 million, or 19.0%, from $153.5 million for the year ended January 31, 2005 to $182.7 million for the year ended January 31, 2006, it decreased as a percentage of total revenue from 27.1% to 26.1%. The decrease in expense as a percentage of total revenues resulted primarily from decreased payroll and payroll related expenses and net advertising expense, as a percent of revenues, that were partially offset by increased general liability insurance expense and higher expenses incurred due to Hurricane Rita of approximately $907,000, net of estimated insurance proceeds, including expenses related to relocation of the corporate office functions and losses related to damaged merchandise and facility damage.

Provision for Bad Debts. The provision for bad debts on receivables retained by the Company and not transferred to the QSPE and other non-credit portfolio receivables decreased by $1.5 million, or 56.2%, during the year ended January 31, 2006 as compared to the year ended January 31, 2005, primarily as a result of changes in the loss history and provision adjustments based on favorable loss experience during the last twelve months, and revised loss allocations between receivables retained by us and those transferred to the QSPE, which were offset in Finance charges and other. Partially offsetting the bad debt expense decrease was a charge of $105,000 for estimated losses resulting from increased bankruptcy filings by our customers prior to October 17, 2005, the effective date of the new bankruptcy law and expected additional credit losses due to the impact of Hurricane Rita on our customers. See Note 2 to the financial statements for information regarding the performance of the credit portfolio.

Interest Expense, net. Net interest expense decreased by $2.0 million, or 83.0%, from $2.4 million for the year ended January 31, 2005 to $400,000 for the year ended January 31, 2006. The net decrease in interest expense was attributable to the following factors:

- expiration of $20.0 million in our interest rate hedges and the discontinuation of hedge accounting for derivatives resulted in a net decrease in interest expense of approximately $856,000; and

- the deconsolidation of SRDS (previously consolidated as a VIE according to FIN 46) resulted in a decrease of interest expense of $759,000,

The remaining decrease in interest expense of $385,000 resulted from lower average outstanding debt balances and higher interest income from invested funds.

Minority Interest. As a result of FIN 46, for the year ended January 31, 2005, we eliminated the pretax operating profit contributed from the consolidation of SRDS through the minority interest line item in our consolidated statement of operations (see Note 1 of Notes to the Financial Statements).

Provision for Income Taxes. The provision for income taxes increased by $5.6 million, or 33.7%, from $16.7 million for the year ended January 31, 2005 to $22.3 million for the year ended January 31, 2006, consistent with the increase in pretax income of 33.9%.

Net Income. As a result of the above factors, Net income increased $10.4 million, or 33.9%, from $30.7 million for the year ended January 31, 2005 to $41.1 million for the year ended January 31, 2006.

Impact of Inflation

We do not believe that inflation has a material effect on our net sales or results of operations. However, a continuing significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not affect our competitors in the same manner as it affects us.

Seasonality and Quarterly Results of Operations

Our business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. Over the four quarters of fiscal 2007, gross margins were 33.8%, 33.5%, 35.3% and 33.6%. During the same period, operating margins were 9.5%, 6.7%, 6.3% and 9.3%. A portion of the fluctuation in gross margins and operating margins is due to planned infrastructure cost additions, such as increased warehouse space and larger stores, additional personnel and systems required to absorb the significant increase in revenues that we have experienced over the last several years.

Additionally, quarterly results may fluctuate materially depending on factors such as the following:

- timing of new product introductions, new store openings and store relocations;

- sales contributed by new stores;

- increases or decreases in comparable store sales;
- adverse weather conditions;
- shifts in the timing of certain holidays or promotions; and
- changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full year.

The following tables sets forth certain unaudited quarterly statement of operations information for the eight quarters ended January 31, 2007. The unaudited quarterly information has been prepared on a consistent basis and includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

	2006			
	Quarter Ended			
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)			
Revenues				
Product sales	$ 127,275	$ 130,867	$ 140,405	$ 171,33
Service maintenance agreement commissions (net)	6,884	7,848	7,506	8,34
Service revenues	4,775	5,134	5,157	5,21
Total net sales	138,934	143,849	153,068	184,88
Finance charges and other	18,985	20,711	19,521	21,19
Total revenues	157,919	164,560	172,589	206,08
Percent of annual revenues	22.5%	23.5%	24.6%	29.4
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	100,917	103,579	110,024	133,54
Cost of service parts sold, including warehousing and occupancy costs	1,225	1,236	1,334	1,51
Selling, general and administrative expense	39,739	44,950	47,152	50,88
Provision for bad debts	468	(137)	331	47
Total cost and expenses	142,349	149,628	158,841	186,41
Operating Income	15,570	14,932	13,748	19,66
Operating Profit as a % total revenues	9.9%	9.1%	8.0%	9.5
Interest (income) expense	355	59	74	(8
Other (income) expense	6	28	(27)	6
Income before income taxes	15,209	14,845	13,701	19,68
Total provision for income taxes	5,341	5,252	4,846	6,90
Net income	$ 9,868	$ 9,593	$ 8,855	$ 12,78
Net income as a % of revenue	6.2%	5.8%	5.1%	6.2
Outstanding shares:				
Basic	23,307	23,366	23,458	23,52
Diluted	23,775	24,012	24,265	24,53
Earnings per share:				
Basic	$ 0.42	$ 0.41	$ 0.38	$ 0.5
Diluted	$ 0.42	$ 0.40	$ 0.36	$ 0.5

	2007			
	Quarter Ended			
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)			
Revenues				
Product sales	$ 158,509	$ 150,647	$ 139,594	$ 175,209
Service maintenance agreement commissions (net)	7,967	7,063	6,845	8,692
Service revenues	5,229	5,927	5,951	5,304
Total net sales	171,705	163,637	152,390	189,205
Finance charges and other	20,483	18,567	21,303	23,367
Total revenues	192,188	182,204	173,693	212,572
Percent of annual revenues	25.3%	24.0%	22.8%	27.9%
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	125,729	119,756	110,627	139,238
Cost of service parts sold, including warehousing and occupancy costs	1,565	1,389	1,834	1,997
Selling, general and administrative expense	46,664	48,425	49,701	51,118
Provision for bad debts	43	390	526	517
Total cost and expenses	174,001	169,960	162,688	192,870
Operating Income	18,187	12,244	11,005	19,702
Operating Profit as a % total revenues	9.5%	6.7%	6.3%	9.3%
Interest (income) expense	(184)	(187)	(141)	(164)
Other (income) expense	(33)	(721)	(19)	1
Income before income taxes	18,404	13,152	11,165	19,865
Total provision for income taxes	6,455	4,608	4,011	7,201
Net income	$ 11,949	$ 8,544	$ 7,154	$ 12,664
Net income as a % of revenue	6.2%	4.7%	4.1%	6.0%
Outstanding shares:				
Basic	23,596	23,676	23,698	23,680
Diluted	24,448	24,344	24,165	24,204
Earnings per share:				
Basic	$ 0.51	$ 0.36	$ 0.30	$ 0.53
Diluted	$ 0.49	$ 0.35	$ 0.30	$ 0.52

Liquidity and Capital Resources

We require capital to finance our growth as we add new stores and markets to our operations, which in turn requires additional working capital for increased receivables and inventory. We have historically financed our operations through a combination of cash flow generated from operations and external borrowings, including primarily bank debt, extended terms provided by our vendors for inventory purchases, acquisition of inventory under consignment arrangements and transfers of receivables to our asset-backed securitization facilities. At January 31, 2007, we had a revolving line of credit facility with a group of lenders in the amount of $50 million, under which we had no borrowings outstanding, but utilized $1.9 million of availability to issue letters of credit. We expect that our cash requirements for the foreseeable future, including those for our capital expenditure requirements, will be met with our available line of credit and our $51.3 million of excess cash and cash equivalents, which were invested in short-term, tax-free instruments, at January 31, 2007, together with cash generated from operations. Our current plans are to grow our store base by approximately 10% a year. We expect we will invest in inventory, real estate and customer receivables to support the additional stores and same store sales growth. Depending on market conditions we may, at times, enter into sale-leaseback transactions to finance our real estate or seek alternative financing sources for new store expansions and customer receivables growth.

In its regularly scheduled meeting on August 24, 2006, our Board of Directors authorized the repurchase of up to $50 million of our common stock, dependent on market conditions and the price of the stock. We expect to fund these purchases with a combination of excess cash, cash flow from operations, borrowings under our revolving credit facilities and proceeds from the sale of owned properties. Through January 31, 2007, we had spent $3.8 million under this authorization to acquire shares of our common stock.

The following is a comparison of our statement of cash flows for our fiscal years 2006 and 2007:

The decrease in cash flow from operating activities for fiscal year 2007 from fiscal year 2006 of $35.5 million, resulted primarily due to the timing of payments of amounts payable for federal income and employment taxes. Operating cash flows in each year were impacted by approximately $18.9 million of federal income and employment tax payments due in the year ended January 31, 2006, that were deferred until February 28, 2006 because of Hurricane Rita.

As noted above, we offer promotional credit programs to certain customers that provide for "same as cash" or deferred interest interest-free periods of varying terms, generally three, six, or 12 months; in fiscal year 2005 we increased these terms to include 18, 24 and 36 months. The various "same as cash" promotional accounts and deferred interest program accounts are eligible for securitization up to the limits provided for in our securitization agreements. This limit is currently 30.0% of eligible securitized receivables. If we exceed this 30.0% limit, we would be required to use some of our other capital resources to carry the unfunded balances of the receivables for the promotional period. The percentage of eligible securitized receivables represented by promotional receivables was 19.4% as of January 31, 2006, and at January 31, 2007, the percentage was 20.0%. The weighted average promotional period was 11.8 months and 13.1 months for promotional receivables outstanding as of January 31, 2006 and 2007, respectively. The weighted average remaining term on those same promotional receivables was 7.3 months and 9.8 months as of January 31, 2006 and 2007, respectively. While overall these promotional receivables have a much shorter weighted average term than non-promotional receivables for the customers that take advantage of the promotional terms, we receive less income on these receivables, resulting in a reduction of the net interest margin used in the calculation of the gain on the sale of receivables.

Net cash used in investing activities was $18.5 million and $16.2 million in fiscal year 2006 and fiscal year 2007, respectively. Cash used for purchases of property and equipment was approximately $18.5 million in both fiscal year 2006 and fiscal year 2007. The decline in net cash used in investing activities was due primarily to the proceeds from the sale of one store location for $2.1 million in fiscal year 2007. The cash expended for property and equipment was used primarily for construction of new stores and the reformatting of existing stores to better support our current product mix. We estimate that capital expenditures for the 2007 fiscal year will approximate $25 million to $30 million.

We lease 55 of our 62 stores, and our plans for future store locations include primarily leases, but does not exclude store ownership. Our capital expenditures for future store projects should primarily be for our tenant improvements to the property leased (including any new distribution centers and warehouses), the cost of which is approximately $1.5 million per store, and for our existing store remodels, in the range of $170,000 per store remodel, depending on store size. In the event we purchase existing properties, our capital expenditures will depend on the particular property and whether it is improved when purchased. We are continuously reviewing new relationship and funding sources and alternatives for new stores, which may include "sale-leaseback" or direct "purchase-lease" programs, as well as other funding sources for our purchase and construction of those projects. If we are successful in these relationship developments, our direct cash needs should include only our capital expenditures for tenant improvements to leased properties and our remodel programs for existing stores, but could include full ownership if it meets our cash investment strategy.

Net cash used in financing activities decreased $6.5 million from $7.6 million for the year ended January 31, 2006, to $1.1 million for the year ended January 31, 2007. This change resulted primarily from net payments on various debt instruments of $10.7 million in the year ended January 31, 2006, as opposed to net payments of $0.1 million in the year ended January 31, 2007. Partially offsetting the decline in the use of cash for payments on debt instruments was the use of $3.8 million for the purchase of our common stock in fiscal year 2007. We do not expect to incur significant net borrowing or repayments under our bank credit facilities in fiscal 2008.

We entered into our existing bank credit facility on October 31, 2005. The agreement provides a line of credit to $50 million, with an accordion feature to allow further expansion of the facility to $90 million, under certain conditions. The credit facility has a maturity date to November 1, 2010. Additionally, the facility provides sublimits of $8 million for a swingline line of credit for faster advances on borrowing requests, and $5 million for standby letters of credit. Loans under our revolving credit facility may, at our option, bear interest at either the alternate base rate, which is the greater of the administrative agent's prime rate or the federal funds rate, or the adjusted LIBO/LIBOR rate for the applicable interest period, in each case plus an applicable interest margin. The interest margin is between 0.00% and 0.50% for base rate loans and between 0.75% and 1.75% for LIBO/LIBOR alternative rate loans. The interest margin will vary depending on our debt coverage ratio. We additionally pay commitment fees for the undrawn portion of our revolving credit facility. At January 31, 2007, based on the LIBO/LIBOR alternative rate, the interest rate on the revolving facility was 6.32%.

Effective August 28, 2006, we entered into an amendment to our $50 million revolving credit facility with the existing lenders. The amendment increases our restricted payment capacity, which includes payments for repurchases of capital stock, from $25 million to $50 million. There were no other modifications of the Credit Agreement.

A summary of the significant financial covenants that govern our bank credit facility compared to our actual compliance status at January 31, 2007, is presented below:

	Actual	Required Minimum/ Maximum
Debt service coverage ratio must exceed required minimum	4.28 to 1.00	2.00 to 1.00
Total adjusted leverage ratio must be lower than required maximum	1.63 to 1.00	3.00 to 1.00
Adjusted consolidated net worth must exceed required minimum	$286.2 million	$178.9 million
Charge-off ratio must be lower than required maximum	0.02 to 1.00	0.06 to 1.00
Extension ratio must be lower than required maximum	0.03 to 1.00	0.05 to 1.00
30-day delinquency ratio must be lower than required maximum	0.09 to 1.00	0.13 to 1.00

Note: All terms in the above table are defined by the bank credit facility and may or may not agree directly to the financial statement captions in this document.

Events of default under the credit facility include, subject to grace periods and notice provisions in certain circumstances, non-payment of principal, interest or fees; violation of covenants; material inaccuracy of any representation or warranty; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; certain judgments and other liabilities; certain environmental claims; and a change of control. If an event of default occurs, the lenders under the credit facility are entitled to take various actions, including accelerating amounts due under the credit facility and requiring that all such amounts be immediately paid in full. Our obligations under the credit facility are secured by all of our and our subsidiaries' assets, excluding customer receivables owned by the QSPE and certain inventory subject to vendor floor plan arrangements.

The following table reflects outstanding commitments for borrowings and letters of credit, and the amounts utilized under those commitments, as of January 31, 2007:

	Commitment Expires in Fiscal Year Ending January 31,							Balance at January 31,	Available at January 31,
	2008	2009	2010	2011	2012	Thereafter	Total	2007	2007
	(in thousands)								
Revolving Bank Facility (1)	$ -		$ 50,000				$ 50,000	$ 1,942	$ 48,058
Unsecured Line of Credit	8,000						8,000	-	8,000
Inventory Financing (2)	40,000						40,000	14,766	25,234
Letters of Credit	10,000						10,000	847	9,153
Total	$ 58,000	$ -	$ 50,000	$ -	$ -	$ -	$ 108,000	$ 17,555	$ 90,445

(1) Includes letter of credit sublimit. There was $1.9 million of letters of credit issued at January 31, 2007.

(2) Included in accounts payable on the consolidated balance sheet as of January 31, 2007.

Since we extend credit in connection with a large portion of our retail, service maintenance and credit insurance sales, we created a QSPE in 2002 to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties to finance its purchase of these receivables. We transfer receivables, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash, subordinated securities and the right to receive the interest spread between the assets held by the QSPE and the notes issued to third parties and our servicing fees. The subordinated securities issued to us accrue interest based on prime rates and are subordinate to these third party notes.

Both the bank credit facility and the asset-backed securitization program are significant factors relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use either of these programs because of a failure to comply with their covenants would adversely affect our continued growth. Funding of current and future receivables under the asset-backed securitization program can be adversely affected if we exceed certain predetermined levels of re-aging receivables, write-offs, bankruptcies or other ineligible receivable amounts. If the funding under the asset-backed securitization program were reduced or terminated, we would have to draw down our bank credit facility more quickly than we have estimated.

A summary of the total receivables managed under the credit portfolio, including quantitative information about delinquencies, net credit losses and components of securitized assets, is presented in Note 2 to our consolidated financial statements.

Based on current operating plans, we believe that cash provided by operating activities, available borrowings under our credit facility, access to the unfunded portion of the variable funding portion of our asset- backed securitization program and our current cash and cash equivalents will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs through at least January 31, 2008. However, there are several factors that could decrease cash provided by operating activities, including:

- reduced demand for our products;
- more stringent vendor terms on our inventory purchases;
- loss of ability to acquire inventory on consignment;
- increases in product cost that we may not be able to pass on to our customers;
- reductions in product pricing due to competitor promotional activities;
- changes in inventory requirements based on longer delivery times of the manufacturers or other requirements which would negatively impact our delivery and distribution capabilities;
- increases in the retained portion of our receivables portfolio under our current QSPE's asset-backed securitization program as a result of changes in performance or types of receivables transferred (promotional versus non-promotional);
- inability to expand our capacity for financing our receivables portfolio under new or replacement QSPE asset-backed securitization programs or a requirement that we retain a higher percentage of the credit portfolio under such programs;
- increases in the program costs (interest and administrative fees relative to our receivables portfolio) associated with the funding of our receivables;
- increases in personnel costs required for us to stay competitive in our markets; and
- our inability to obtain a relationship to provide the purchase of and financing of our capital expenditures for our new stores.

If cash provided by operating activities during this period is less than we expect or if we need additional financing for future growth, we may need to increase our revolving credit facility or undertake additional equity or debt offerings. We may not be able to obtain such financing on favorable terms, if at all.

Off-Balance Sheet Financing Arrangements

Since we extend credit in connection with a large portion of our retail, service maintenance and credit insurance sales, we have created a qualified special purpose entity, which we refer to as the QSPE or the issuer, to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties to obtain cash for these purchases. We transfer receivables, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash and subordinated, unsecured promissory notes. To finance its acquisition of these receivables, the issuer has issued the notes and bonds described below to third parties. The unsecured promissory notes issued to us are subordinate to these third party notes and bonds.

In August 2006, the issuer entered into an amendment of the Series A note to increase the total available funding to $300 million from $250 million, divided into a $100 million 364-day tranche, and a $200 million tranche that expires in August 2011. The Company's QSPE closed and consummated an offering, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, of $150 million of asset-backed fixed-rate notes (Series 2006 A bonds), the net proceeds of which were used primarily to provide the QSPE with additional capacity, fund a required $6.0 million cash reserve account and to reduce the amount outstanding under the existing 2002 Series A variable funding note. The proceeds of the new issuance provide the issuer additional capacity for the purchase of our receivables and to make the $10 million monthly principal payments due on the 2002 Series B bonds, which began in October 2006.

At January 31, 2007, the issuer has issued three series of notes: the 2002 Series A variable funding note with a total availability of $300.0 million purchased by Three Pillars Funding Corporation, three classes of 2002 Series B notes in the aggregate amount outstanding of $160.0 million, of which $8.0 million was required to be placed in a restricted cash account for the benefit of the bondholders, and three classes of 2006 Series A bonds with an aggregate amount outstanding of $150.0 million, of which $6.0 million was required to be placed in a restricted cash account for the benefit of the bondholders. The commercial paper underlying the 2002 Series A variable funding note is rated A1/P1 by Standard and Poors and Moody's, respectively. These ratings represent the highest rating (highest quality) of each rating agency's three short-term investment grade ratings, except that Standard and Poors could add a "+" which would convert the highest quality rating to an extremely strong rating. The 2002 Series B notes consist of: Class A notes in the amount $96.0 million, rated Aaa by Moody's representing the highest rating (highest quality) of the four long term investment grade ratings provided by this organization; Class B notes in the amount $46.2 million, rated A2 by Moody's representing the middle of the third rating (upper medium quality) of the four long term investment grade ratings provided by this organization; and Class C notes in the amount of $17.8 million, rated Baa2/BBB by Moody's and Fitch, respectively. The 2006 Series A notes consist of: Class A notes in the amount $90.0 million, rated Aaa by Moody's representing the highest rating (highest quality) of the four long term investment grade ratings provided by this organization; Class B notes in the amount $43.3 million, rated A2 by Moody's representing the middle of the third rating (upper medium quality) of the four long term investment grade ratings provided by this organization; and Class C notes in the amount of $16.7 million, rated Baa2 by Moody's. These ratings represent the lowest of the four investment grades (medium quality) provided by these organizations. The ratings disclosed are not recommendations to buy, sell or hold securities. These ratings may be changed or withdrawn at any time without notice, and each of the ratings should be evaluated independently of any other rating. We are not aware of a rating by any other rating organization and are not aware of any changes in these ratings. Private institutional investors, primarily insurance companies, purchased the 2002 Series B notes and 2006 Series A notes. The issuer used the proceeds of these issuances to purchase eligible accounts receivable from us and to fund the required $8.0 million restricted cash account for credit enhancement of the 2002 Series B notes and the required $6.0 million restricted cash account for credit enhancement of the 2006 Series A notes.

In August 2006, certain of the existing transaction documents related to the activities of the QSPE were amended. The following is a summary of the key amendments:

- increase our consolidated net worth requirement from $30 million to $150 million;
- add certain return mail procedures to the internal accounting control procedures and processing functions report delivered by independent accountants pursuant to the servicing agreement;
- change the definition of "Eligible Installment Contract Receivable" under the base indenture to allow up to 27.5% of all receivables by outstanding principal balance to consist of installment contract receivables of the secondary portfolio (formerly 25% of such receivables were permitted, was 23.9% at January 31, 2007);

- change the definition of "Eligible Installment Contract Receivable" and "Eligible Revolving Charge Receivable" under the base indenture to allow up to 5.0% of the amount or number of installment contract and revolving charge receivables, whichever occurs first, to have a maximum repayment period and cash option period exceeding thirty-six months but no more than forty-eight months (secondary portfolio maximum term remains thirty-six months);

- change certain definitions under the series supplements for the Series A notes and the Series B bonds, including changes to the series supplements for the Series A notes that have the effect of increasing the current level of funding available to the issuer; and

- provide for the issuer's issuance of additional asset-backed notes and obtain additional commitments under the 2002 Series A notes upon the occurrence of certain events related to the expiration of any commitment under the 2002 Series A notes or the amount of the commitment used under the 2002 Series A notes.

We are entitled to a monthly servicing fee, so long as we act as servicer, in an amount equal to .25% multiplied by the average aggregate principal amount of receivables plus the amount of average aggregate defaulted receivables. The issuer records revenues equal to the interest charged to the customer on the receivables less losses, the cost of funds, the program administration fees paid to either Three Pillars Funding Corporation or the 2002 Series B note holders or Series 2006 A note holders, and the servicing fee. SunTrust Capital Markets, Inc. serves as an administrative agent for Three Pillars Funding Corporation in connection with the Series A variable funding note.

After the August, 2006 amendment, the 2002 Series A variable funding note now permits the issuer to borrow funds up to $300 million to purchase receivables from us, thereby functioning as a "basket" to accumulate receivables. As issuer borrowings under the 2002 Series A variable funding note approach $300 million, the issuer is required to request an increase in the 2002 Series A amount or issue a new series of bonds and use the proceeds to pay down the then outstanding balance of the 2002 Series A variable funding note, so that the basket will once again become available to accumulate new receivables or meet other obligations required under the transaction documents. As of January 31, 2007, borrowings under the 2002 Series A variable funding note were $128.0 million.

The Series A variable funding note bears interest at the commercial paper rate plus an applicable margin, in most instances of 0.8%. The 2002 Series B notes have fixed rates of 4.469%, 5.769% and 8.180% for the Class A, B and C notes, respectively. The 2006 Series A notes have fixed rates of 5.507%, 5.854% and 6.814% for the Class A, B and C notes, respectively. In addition, there is an annual administrative fee and a non-use fee associated with the unused portion of the committed facility.

We are not directly liable to the lenders under the asset-backed securitization facility. If the issuer is unable to repay the 2002 Series A note, 2002 Series B bonds and Series 2006 A bonds due to its inability to collect the transferred customer accounts, the issuer could not pay the subordinated notes it has issued to us in partial payment for transferred customer accounts, the 2002 Series B and Series 2006 A bond holders could claim the balance in its $14.0 million restricted cash account. We are also contingently liable under a $20.0 million letter of credit that secures our performance of our obligations or services under the servicing agreement as it relates to the transferred assets that are part of the asset-backed securitization facility.

The issuer is subject to certain affirmative and negative covenants contained in the transaction documents governing the 2002 Series A variable funding note and the 2002 Series B and Series 2006 A bonds, including covenants that restrict, subject to specified exceptions: the incurrence of additional indebtedness and other obligations and the granting of additional liens; mergers, acquisitions, investments and disposition of assets; and the use of proceeds of the program. The issuer also makes covenants relating to compliance with certain laws, payment of taxes, maintenance of its separate legal entity, preservation of its existence, protection of collateral and financial reporting. In addition, the program requires the issuer to maintain a minimum net worth.

A summary of the significant financial covenants that govern the 2002 Series A variable funding note compared to actual compliance status at January 31, 2007, is presented below:

	As reported	Required Minimum/ Maximum
Issuer interest must exceed required minimum	$49.8 million	$52.0 million
Gross loss rate must be lower than required maximum	3.5%	10.0%
Net portfolio yield must exceed required minimum	8.1%	2.0%
Payment rate must exceed required minimum	7.1%	3.0%

Note: All terms in the above table are defined by the asset backed credit facility and may or may not agree directly to the financial statement captions in this document.

As indicated in the table above, the minimum issuer interest requirement was not satisfied as of January 31, 2007. The minimum issuer interest requirement is calculated based on information that is not available until after the end of the month. Upon determining the new minimum issuer interest requirement, the Issuer deposited the collateral necessary to satisfy the required minimum. This deficiency was cured within the time periods provided and does not limit the Issuer's ability to meet its obligations, including funding the transfer of future receivables created by us. As a result, the occurrence of this deficiency did not result in any unscheduled amortization requirements for the 2002 Series A, 2002 Series B or 2006 Series A Notes.

Events of default under the 2002 Series A variable funding note and the 2002 Series B and Series 2006 A bonds, subject to grace periods and notice provisions in some circumstances, include, among others: failure of the issuer to pay principal, interest or fees; violation by the issuer of any of its covenants or agreements; inaccuracy of any representation or warranty made by the issuer; certain servicer defaults; failure of the trustee to have a valid and perfected first priority security interest in the collateral; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; failure to maintain certain loss ratios and portfolio yield; change of control provisions and certain events pertaining to us. The issuer's obligations under the program are secured by the receivables and proceeds.

Securitization Facilities

We finance most of our customer receivables through asset-backed securitization facilities


Customer Receivables
Retail Sales Entity
Qualifying Special Purpose Entity ("QSPE")
1. Cash Proceeds
2. Subordinated Securities
3. Right to Receive Cash Flows Equal to Interest Rate Spread
2002 Series A Note
$300 million
Credit Rating: P1/A2
Three Pillars Funding LLC
2002 Series B Bonds
$160 million
Private Institutional Investors
Class A: $96.0 mm (Aaa)
Class B: $46.2 mm (A2)
Class C: $17.8 mm (Baa2)
2006 Series A Bonds
$150 million
Private Institutional Investors
Class A: $90 mm (Aaa)
Class B: $43.3 mm (A2)
Class C: $16.7 mm (Baa2)

Certain Transactions

Since 1996, we have leased a retail store location of approximately 19,150 square feet in Houston, Texas from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrows for taxes, insurance and common area maintenance expenses of increasing monthly amounts based on expenditures by the management company operating the shopping center of which this store is a part through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in fiscal 2005, 2006 and 2007, respectively. Based on market lease rates for comparable retail space in the area, we believe that the terms of this lease are no less favorable to us than we could have obtained in an arms' length transaction at the date of the lease commencement.

We leased six store locations from Specialized Realty Development Services, LP (SRDS), a real estate development company that was created prior to our becoming publicly held and was owned by various members of management and individual investors of Stephens Group, Inc., a significant shareholder of the company. Based on independent appraisals that were performed on each project that was completed, we believe that the terms of the leases were at least comparable to those that could be obtained in an arms' length transaction. As part of the ongoing operation of SRDS, we received management fees associated with the administrative functions that were provided to SRDS of $100,000 and $6,500 for the years ended January 31, 2005 and 2006, respectively. As of January 31, 2005, we no longer leased any properties from SRDS since it divested itself of the leased properties. As part of the divestiture, SRDS reimbursed us $75,000 for costs related to lease modifications.

We engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mail advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by SF Holding Corp., members of the Stephens family, Jon E. M. Jacoby, and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of the Company, and Messrs. Jacoby and Martin are members of our Board of Directors. The fees we paid to DMS during fiscal years ended 2005, 2006 and 2007 amounted to approximately $1.8 million, $4.3 million and $5.8 million, respectively. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal year 2006.

We engage the services of Stephens Inc. to act as our broker under our stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of our Board of Directors. During the year ended January 31, 2007, we incurred fees payable to Stephens Inc. of $5,040 related to the purchase of 168,000 shares of our common stock. Based on a review of competitive bids received from various broker candidates, we believe the terms of this arrangement are no less favorable than we could have obtained in an arms' length transaction.

Contractual Obligations

The following table presents a summary of our known contractual obligations as of January 31, 2007, with respect to the specified categories, classified by payments due per period.

	Payments due by period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(in thousands)		
Long term debt	$ 198	$ 110	$ 88	$ -	$ -
Operating leases:					
Real estate	113,831	16,042	29,283	24,377	44,129
Equipment	5,116	1,689	2,538	844	45
Purchase obligations (1)	1,944	1,632	312	-	-
Total contractual cash obligations	$ 121,089	$ 19,473	$ 32,221	$ 25,221	$ 44,174

(1) Includes contracts for long-term communication services. Does not include outstanding purchase orders for merchandise, services or supplies which are ordered in the normal course of operations and which generally are received and recorded within 30 days.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest rates under our bank credit facility are variable and are determined, at our option, as the base rate, which is the greater of prime rate or federal funds rate plus 0.50% plus the base rate margin, which ranges from 0.00% to 0.50%, or LIBO/LIBOR plus the LIBO/LIBOR margin, which ranges from 0.75% to 1.75%. Accordingly, changes in the prime rate, the federal funds rate or LIBO/LIBOR, which are affected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, our bank credit facility. We are also exposed to interest rate risk associated with our interest-only strip and the subordinated securities we receive from our sales of receivables to the QSPE. See Note 2 to the audited financial statements for disclosures related to the sensitivity of the current fair value of the interest-only strip and the subordinated securities to 10% and 20% adverse changes in the factors that affect these assets, including interest rates.

We held interest rate swaps and collars with notional amounts totaling $20.0 million with terms extending through April 2005. Those instruments were held for the purpose of hedging variable interest rate risk, primarily related to cash flows from our interest-only strip as well as our variable rate debt. In fiscal 2004, hedge accounting was discontinued for the remaining $20.0 million. At the time the cash flow hedge designation was discontinued, we began to recognize changes in the fair value of the swaps as interest expense and to amortize the accumulated other comprehensive loss related to those derivatives as interest expense over the period that the forecasted transactions effected the statement of operations. During fiscal 2005, we reclassified $1.1 million of losses previously recorded in accumulated other comprehensive losses into the statement of operations and recorded $1.1 million of income into the statement of operations because of the change in fair value of the swaps. During fiscal 2006, we reclassified $0.2 million of losses previously recorded in accumulated other comprehensive losses into the statement of operations and recorded $0.2 million of income into the statement of operations because of the change in fair value of the swaps.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management (with the participation of our principal executive officer and our principal financial officer) assessed the effectiveness of our internal control over financial reporting as of January 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment and those criteria, management believes that, as of January 31, 2007, our internal control over financial reporting is effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Conn's, Inc.
Beaumont, Texas
March 28, 2007

/s/ David L. Rogers

David L. Rogers
Chief Financial Officer

/s/ Thomas J. Frank

Thomas J. Frank
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Conn's, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Conn's, Inc. maintained effective internal control over financial reporting as of January 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Conn's, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Conn's, Inc. maintained effective internal control over financial reporting as of January 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Conn's, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Conn's, Inc. as of January 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2007 of Conn's, Inc. and our report dated March 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
March 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Conn's, Inc.

We have audited the accompanying consolidated balance sheets of Conn's, Inc. as of January 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conn's, Inc. at January 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2006, the Company changed its method of accounting for share-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Conn's, Inc.'s internal control over financial reporting as of January 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
March 28, 2007

Conn's, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets	January 31, 2006	January 31, 2007
Current Assets		
Cash and cash equivalents	$ 45,176	$ 56,570
Accounts receivable, net of allowance for doubtful accounts of $914 and $821, respectively	26,904	31,448
Interest in securitized assets	139,282	136,848
Inventories	73,987	87,098
Deferred income taxes		551
Prepaid expenses and other assets	4,004	5,247
Total current assets	289,353	317,762
Non-current deferred income tax asset	1,561	2,920
Property and equipment		
Land	6,671	9,102
Buildings	7,084	13,896
Equipment and fixtures	9,612	13,650
Transportation equipment	3,284	3,022
Leasehold improvements	65,507	66,761
Subtotal	92,158	106,431
Less accumulated depreciation	(37,332)	(46,991)
Total property and equipment, net	54,826	59,440
Goodwill, net	9,617	9,617
Other assets, net	260	208
Total assets	$ 355,617	$ 389,947
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 136	$ 110
Accounts payable	44,282	54,045
Accrued compensation and related expenses	18,847	9,234
Accrued expenses	17,380	20,424
Income taxes payable	8,794	3,693
Deferred income taxes	1,343	-
Deferred revenues and allowances	8,498	9,516
Total current liabilities	99,280	97,022
Long-term debt	-	88
Non-current deferred tax liability	-	-
Deferred gain on sale of property	476	309
Stockholders' equity		
Preferred stock ($0.01 par value, 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($0.01 par value, 40,000,000 shares authorized; 23,571,564 and 23,809,522 shares issued and outstanding at January 31, 2006 and 2007, respectively)	236	238
Accumulated other comprehensive income	10,492	6,305
Additional paid in capital	89,027	93,365
Retained earnings	156,106	196,417
Treasury stock at cost (168,000 shares at January 31, 2007)	-	(3,797)
Total stockholders' equity	255,861	292,528
Total liabilities and stockholders' equity	$ 355,617	$ 389,947

See notes to consolidated financial statements.

Conn's, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)

	Years Ended January 31,		
	2005	2006	2007
Revenues			
Product sales	$451,560	$569,877	$623,959
Service maintenance agreement commissions (net)	23,950	30,583	30,567
Service revenues	18,725	20,278	22,411
Total net sales	494,235	620,738	676,937
Finance charges and other	71,586	80,410	83,720
Total revenues	565,821	701,148	760,657
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	355,159	448,064	495,350
Cost of service parts sold, including warehousing and occupancy cost	4,551	5,310	6,785
Selling, general and administrative expense	153,526	182,728	195,908
Provision for bad debts	2,589	1,133	1,476
Total cost and expenses	515,825	637,235	699,519
Operating income	49,996	63,913	61,138
Interest (income) expense	2,359	400	(676)
Other (income) expense	126	69	(772)
Income before minority interest and income taxes	47,511	63,444	62,586
Minority interest in limited partnership	118	-	-
Income before income taxes	47,393	63,444	62,586
Provision for income taxes			
Current	16,147	23,048	23,355
Deferred	559	(707)	(1,080)
Total provision for income taxes	16,706	22,341	22,275
Net income	$30,687	$41,103	$40,311
Earnings per share			
Basic	$1.32	$1.76	$1.70
Diluted	$1.30	$1.71	$1.66
Average common shares outstanding			
Basic	23,192	23,412	23,663
Diluted	23,646	24,088	24,289

See notes to consolidated financial statements.

Conn's, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Accum. Other Compre-hensive Income	Paid In Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance January 31, 2004	-	$ -	23,102	$ 231	$ 4,600	$ 82,764	$ 84,316	-	$ -	$171,911
Exercise of options										-
including tax benefit			162	2		1,465				1,467
Issuance of common stock under Employee Stock Purchase Plan			9			109				109
Forfeiture of restricted shares			(5)							-
Stock-based compensation						752				752
Comprehensive Income:										
Net income							30,687			30,687
Reclassification adjustments on derivative instruments (net of tax of $ 399)					732					732
Adjustment of fair value of securitized assets (net of tax of $1,674), net of reclass-ification adjustments of $10,943 (net of tax of $5,919)					3,076					3,076
Total comprehensive income										34,495
Balance January 31, 2005	-	-	23,268	233	8,408	85,090	115,003	-	-	208,734
Exercise of options, including tax benefit			293	3		2,579				2,582
Issuance of common stock under Employee Stock Purchase Plan			11			192				192
Stock-based compensation						1,166				1,166
Comprehensive Income:										
Net income							41,103			41,103
Reclassification adjustments on derivative instruments (net of tax of $ 86)					160					160
Adjustment of fair value of securitized assets (net of tax of $1038), net of reclass-ification adjustments of $12,626 (net of tax of $6,828)					1,924					1,924
Total comprehensive income										43,187
Balance January 31, 2006	-	-	23,572	236	10,492	89,027	156,106	-	-	255,861
Exercise of options, including tax benefit			226	2		2,370				2,372
Issuance of common stock under Employee Stock Purchase Plan			12			245				245
Stock-based compensation						1,723				1,723
Purchase of treasury stock								(168)	(3,797)	(3,797)
Comprehensive Income:										
Net income							40,311			40,311
Adjustment of fair value of securitized assets (net of tax of $2,154), net of reclass-ification adjustments of $12,732 (net of tax of $7,100)					(4,187)					(4,187)
Total comprehensive income										36,124
Balance January 31, 2007	-	$ -	23,810	$ 238	$ 6,305	$ 93,365	$196,417	(168)	$ (3,797)	$292,528

See notes to consolidated financial statements.

Conn's, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended January 31,		
	2005	2006	2007
Cash flows from operating activities			
Net income	$ 30,687	$ 41,103	$ 40,311
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,777	11,271	12,520
Amortization	18	(318)	(461)
Provision for bad debts	2,589	1,133	1,476
Stock-based compensation	752	1,166	1,723
Excess tax benefits from stock-based compensation	(59)	(134)	(210)
Accretion from interests in securitized assets	(16,862)	(19,454)	(19,832)
Provision for deferred income taxes	559	(707)	(1,080)
Loss (gain) from sale of property and equipment	126	69	(772)
Discounts on promotional credit, net	1,571	691	1,913
Losses (gains) from derivatives	(15)	69	-
Change in operating assets and liabilities:			
Accounts receivable	(26,098)	1,701	4,631
Inventory	(8,604)	(11,641)	(13,111)
Prepaid expenses and other assets	(515)	(452)	(1,243)
Accounts payable	696	13,812	13,125
Accrued expenses	7,697	15,751	(6,569)
Income taxes payable	(2,430)	8,794	(5,120)
Deferred revenues and allowances	1,222	1,330	1,363
Net cash provided by operating activities	111	64,184	28,664
Cash flows from investing activities			
Purchase of property and equipment	(19,619)	(18,490)	(18,425)
Proceeds from sales of property	1,131	34	2,278
Net cash used in investing activities	(18,488)	(18,456)	(16,147)
Cash flows from financing activities			
Net proceeds from stock issued under employee benefit plans, including tax benefit	1,603	2,813	2,617
Excess tax benefits from stock-based compensation	59	134	210
Purchase of treasury stock	-	-	(3,797)
Borrowings under lines of credit	183,930	77,150	25,200
Payments on lines of credit	(173,430)	(87,650)	(25,200)
Increase in debt issuance costs	(118)	(130)	-
Borrowings on promissory notes	-	136	-
Payment of promissory notes	(60)	(32)	(153)
Net cash provided by (used in) financing activities	11,984	(7,579)	(1,123)
Impact on cash of consolidation of SRDS	478	-	-
Net change in cash	(5,915)	38,149	11,394
Cash and cash equivalents			
Beginning of the year	12,942	7,027	45,176
End of the year	$ 7,027	$ 45,176	$ 56,570
Supplemental disclosure of cash flow information			
Cash interest paid	$ 2,387	$ 635	$ 366
Cash income taxes paid, net of refunds	19,372	13,179	28,262
Cash interest received from interests in securitized assets	9,389	14,633	19,055
Cash proceeds from new securitizations	256,139	285,529	338,222
Cash flows from servicing fees	15,529	18,572	20,997
Supplemental disclosure of non-cash activity			
Customer receivables exchanged for interests in securitized assets	58,342	58,835	63,067
Amounts reinvested in interests in securitized assets	(81,652)	(76,133)	(61,880)
Purchases of property and equipment with debt financing	-	-	215

See notes to consolidated financial statements.

CONN'S , INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2007

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Conn's, Inc. and its subsidiaries, limited liability companies and limited partnerships, all of which are wholly-owned (the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

The Company enters into securitization transactions to sell its retail installment and revolving customer receivables. These securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* because the Company has relinquished control of the receivables. Additionally, the Company has transferred such receivables to a qualifying special purpose entity (QSPE). Accordingly, neither the transferred receivables nor the accounts of the QSPE are included in the consolidated financial statements of the Company. The Company's retained interest in the transferred receivables is valued on a revolving pool basis. See Note 2 for further discussion.

Business Activities. The Company, through its retail stores, provides products and services to its customer base in six primary market areas, including southern Louisiana, southeast Texas, Houston, South Texas, San Antonio/Austin, and Dallas, Texas. Products and services offered through retail sales outlets include major home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, service maintenance agreements, installment and revolving credit account services, and various credit insurance products. These activities are supported through an extensive service, warehouse and distribution system. For the reasons discussed below, the aggregation of operating companies represent one reportable segment under SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.* Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company's single reportable segment. The Company's retail stores bear the "Conn's" name, and deliver the same products and services to a common customer group. The Company's customers generally are individuals rather than commercial accounts. All of the retail stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of the retail stores and considers the credit programs, service contracts and distribution system to be an integral part of the Company's retail operations.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Vendor Programs. The Company receives funds from vendors for price protection, product and volume rebates, marketing, training and promotional programs which are recorded as the amounts are earned, as a reduction of the related product cost or advertising expense, according to the nature of the program. The Company accrues rebates based on the satisfaction of terms of the program even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, which would include price protection, and sales and volume rebates, the allowances, credits, or payments are recorded as a reduction of product cost and are reflected in cost of goods sold when the related product is sold. If the programs relate to marketing, training and promotions that are not for reimbursement of specific incremental costs, the allowances, credits or payments are reflected as a reduction of cost of goods sold. If the programs are related to promotion or marketing of the product, the allowances, credits, or payments for reimbursement of specific, incremental, identifiable, advertising-related costs incurred in selling the vendors' products are recorded as a reduction of advertising expense and are reflected in selling, general and administrative expenses in the period in which the expense is incurred.

Earnings Per Share: In accordance with SFAS No. 128, *Earnings per Share*, the Company calculates basic earnings per share by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of any stock options granted, which is calculated using the treasury-stock method. The following table sets forth the shares outstanding for the earnings per share calculations (shares in thousands):

	Year Ended January 31,		
	2005	**2006**	**2007**
Common stock outstanding, beginning of period	23,102	23,268	23,571
Weighted average common stock issued in stock option exercises	89	142	111
Weighted average common stock issued to employee stock purchase plan	3	2	5
Weighted average number of restricted shares forfeited	(2)	-	-
Less: Weighted average treasury shares purchased	-	-	(24)
Shares used in computing basic earnings per share	23,192	23,412	23,663
Dilutive effect of stock options, net of assumed repurchase of treasury stock	454	676	626
Shares used in computing diluted earnings per share	23,646	24,088	24,289

During the periods presented, options with an exercise price in excess of the average market price of the Company's common stock are excluded from the calculation of the dilutive effect of stock options for diluted earnings per share calculations. The weighted average number of options not included in the calculation of the dilutive effect of stock options was 0.1 million, 0.1 million, and 0.2 million for each of the years ended January 31, 2005, 2006, and 2007 respectively.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories. Inventories consist of finished goods or parts and are valued at the lower of cost (moving weighted average method) or market.

Property and Equipment. Property and equipment are recorded at cost. Costs associated with major additions and betterments that increase the value or extend the lives of assets are capitalized and depreciated. Normal repairs and maintenance that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation, which includes amortization of capitalized leases, is computed on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the shorter of the estimated useful lives or the remaining terms of the respective leases. The estimated lives used to compute depreciation expense are summarized as follows:

Buildings	30 years
Equipment and fixtures	3 – 5 years
Transportation equipment	3 years
Leasehold improvements	5 – 10 years

Property and equipment are evaluated for impairment at the retail store level. The Company performs a periodic assessment of assets for impairment in the absence of such information or indicators. Additionally, an impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store's performance. For property and equipment to be held and used, the Company recognizes an impairment loss if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

All gains and losses on sale of assets are included in Other (income) expense in the consolidated statements of operations.

(in thousands of dollars)	Years Ended January 31, 2005	2006	2007
Gain (loss) on sale of assets	(126)	(69)	772

During the year ended January 31, 2007, the Company completed a nonmonetary transaction in an exchange of real estate assets. As required under Accounting Principles Board No. 29, *Accounting for Nonmonetary Transactions*, a gain of $0.7 million was recorded in Other (income) expense.

Receivable Sales and Interests in Securitized Receivables. The Company enters into securitization transactions to sell customer retail installment and revolving receivable accounts. In these transactions, the Company retains interest-only strips and subordinated securities, all of which are retained interests in the securitized receivables. Gain or loss on the sales of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests, based on their relative fair value at the date of transfer. Retained interests are carried at fair value on the Company's balance sheet as available-for-sale securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Impairment and interest income are recognized in accordance with Emerging Issues Task Force (EITF) No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Servicing fees are recognized monthly as they are earned. Gains on sales of receivables, impairment on retained interests, interest income from retained interests and servicing fees are included in Finance charges and other in the consolidated statement of operations.

The Company estimates fair value of its retained interest in both the initial securitization and thereafter based on the present value of future expected cash flows using management's best estimates of the key assumptions—credit losses, prepayment rates, forward yield curves, and discount rates commensurate with the risks involved. The Company's retained interest in the transferred receivables are valued on a revolving pool basis.

Receivables Not Sold. Certain receivables are not eligible for inclusion in the securitization transactions and are therefore carried on the Company's balance sheet in Accounts receivable. Such receivables are recorded net of an allowance for doubtful accounts, which is calculated based on historical losses. Typically, a receivable is considered delinquent if a payment has not been received on the scheduled due date. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance and interest accrued subsequent to the last payment will be reversed. Interest income is accrued using the Rule of 78's method for installment contracts and the simple interest method for revolving charge accounts. Typically, interest income is accrued until the contract or accounts is paid off or charged-off. The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off value. (See also Note 2.)

Goodwill. Goodwill represents the excess of purchase price over the fair market value of net assets acquired. The Company assesses the potential future impairment of goodwill on an annual basis, or at any other time when impairment indicators exist. In fiscal 2005, 2006 and 2007, the Company concluded that goodwill was not impaired based on its annual impairment testing.

Income Taxes. The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected be in effect when the differences are expected to reverse.

Revenue Recognition. Revenues from the sale of retail products are recognized at the time the product is delivered to the customer. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates or other free products or services. The Company sells service maintenance agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. The Company records a receivable for earned but unremitted retrospective commissions and reserves for future cancellations of service maintenance agreements and credit insurance contracts estimated based on historical experience. Where the Company sells service maintenance agreements in which it is deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the service maintenance agreement. These Company-obligor service maintenance agreements are renewal contracts which provide our customers protection against product repair costs arising after the expiration of the manufacturer's warranty and the third-party obligor contracts. These agreements typically have terms ranging from 12 months to 36 months. These agreements are separate units of accounting under EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables* and are valued based on the agreed upon retail selling price. The amounts of service maintenance agreement revenue deferred at January 31, 2006 and 2007 were $3.6 million and $3.6 million, respectively, and are included in Deferred revenue and allowances in the accompanying balance sheets. Under the renewal contracts, the Company defers and amortizes its direct selling expenses over the contract term and records the cost of the service work performed as products are repaired.

The classification of the amounts included as Finance charges and other is summarized as follows (in thousands):

	Years Ended January 31,		
	2005	2006	2007
Securitization income:			
Servicing fees received	$15,529	$18,572	$20,997
Accretion of gains on sale of receivables	24,719	26,724	23,874
Impairment recorded on retained interests (1)	-	(895)	(1,495)
Interest earned on retained interests	9,389	14,633	19,055
Total securitization income	49,637	59,034	62,431
Interest Income from receivables not sold	1,224	1,181	1,274
Insurance commissions	16,101	16,672	18,394
Other	4,624	3,523	1,621
Finance charges and other	$71,586	$80,410	$83,720
Gains on sales of receivables (2)	$29,468	$29,687	$11,997

(1) The impairment charge in the year ended January 31, 2006, was due to higher expected credit losses as a result of changes in the bankruptcy-filing laws and the disruption to our credit operations as a result of Hurricane Rita, which hit the Gulf Coast in September 2005. The impairment charge in the year ended January 31, 2007, was due to higher expected credit losses as a result of the continued impact of the disruption to our credit operations as a result of Hurricane Rita.

(2) Gains on sales of receivables are recognized as securitization income as accretion over the lives of the related receivables. The Gains on sales of receivables for the year ended January 31, 2007, were impacted by the discount recorded on the Company's investment in the QSPE, as a result of the completion of the new bond issuance by the QSPE, which resulted in a longer term to maturity.

Securitization income includes accretion of gains on sales of receivables, impairment of retained interests, interest income from retained interests and servicing fees. See "Receivable Sales and Interest in Securitized Receivables" for revenue recognition policies related to these components.

The Company offers interest free promotional programs for three- to 24-month contracts and has recorded interest income only on those contracts that are not expected to make payments within the time period specified to satisfy the promotional requirements. The Company also offers 24- and 36-month no-interest contracts on which no interest is owed for the term of the contract, unless the terms of the contract related to periodic payments are not met, in which case interest accrues at the normal contract rate from that point forward. Other than these promotional programs, the Company does not extend credit at interest rates other than market rates.

The following table sets forth the sales made under the interest free programs (in thousands):

	Years Ended January 31,		
	2005	2006	2007
Sales under interest-free programs	$126,575	$159,767	$164,528

These sales are recognized at the time the product is delivered to the customer, which is consistent with the above stated policy. Considering the short-term nature of interest free programs for terms less than one year, sales are recorded at full value and are not discounted. Sales financed by longer-term (18-, 24- and 36-month) interest free programs are recorded at their net present value (see "Application of APB 21 to Cash Option Programs that Exceed One Year in Duration" below). Receivables arising out of the Company's interest-free programs are securitized with other qualifying customer receivables.

The Company classifies amounts billed to customers relating to shipping and handling as revenues. Costs of $16.7 million, $21.0 million and $21.4 million associated with shipping and handling revenues are included in Selling, general and administrative expense for the years ended January 31, 2005, 2006 and 2007, respectively.

Fair Value of Financial Instruments. The fair value of cash and cash equivalents, receivables, and notes and accounts payable approximate their carrying amounts because of the short maturity of these instruments. The fair value of the Company's interests in securitized receivables is determined by estimating the present value of future expected cash flows using management's best estimates of the key assumptions, including credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. See Note 2. The carrying value of the Company's long-term debt approximates fair value due to either the time to maturity or the existence of variable interest rates that approximate current market rate.

The Company held interest rate swaps and collars with notional amounts totaling $20 million with terms that extended through April 2005. Those instruments were held for the purpose of hedging a portion of the variable interest rate risk, primarily related to cash flows from the Company's interest-only strip as well as its variable rate debt. Hedge accounting was discontinued for the rate swaps in fiscal 2004. At the time the cash flow hedge designation was discontinued, the Company began to recognize changes in the fair value of the swaps as interest expense and amortize the accumulated other comprehensive loss related to those derivatives as interest expense over the period that the forecasted transactions effected the statement of operations. During fiscal 2005, the Company reclassified $1.1 million of losses previously recorded in accumulated other comprehensive losses into the statement of operations and recorded $1.1 million of income into the statement of operations because of the change in fair value of the swaps. During fiscal 2006, the Company reclassified $0.2 million of losses previously recorded in accumulated other comprehensive losses into the statement of operations and recorded $0.2 million of income into the statement of operations because of the change in fair value of the swaps.

Share-Based Compensation. On February 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*, using the modified retrospective application transition method. Under the modified retrospective application transition method, all prior period financial statements have been adjusted to give effect to the fair-value-based method of accounting for share-based compensation. The adoption of the statement impacted the financial statements presented as follows:

- For the years ended January 31, 2005, 2006 and 2007, Income before income taxes was reduced by $0.8 million, $1.2 million and $1.7 million, respectively.
- For the years ended January 31, 2005, 2006 and 2007, Net income was reduced by $0.6 million, $1.0 million and $1.4 million, respectively.
- For the years ended January 31, 2005, 2006, and 2007, Basic earnings per share was reduced by $.03, $.04, and $.06, respectively.
- For the years ended January 31, 2005, 2006, and 2007, Diluted earnings per share was reduced by $.03, $.04, and $.06, respectively.
- For the years ended January 31, 2005, 2006 and 2007, Cash flows from operating activities were reduced by, and Cash flows from financing activities were increased by, $0.1, $0.1 and $0.2 million, respectively.

- As of January 31, 2006, the Current deferred income tax asset increased $0.3 million, Additional paid-in capital increased $2.0 million and Retained earnings decreased $1.7 million.

For stock option grants after our IPO in November 2003, the Company has used the Black-Scholes model to determine fair value. Share-based compensation expense is recorded, net of estimated forfeitures, on a straight-line basis over the vesting period of the applicable grant. Prior to the IPO, the value of the options issued was estimated using the minimum valuation option-pricing model. Since the minimum valuation option-pricing model does not qualify as a fair value pricing model under FAS 123R, the Company follows the intrinsic value method of accounting for share-based compensation to employees for these grants, as prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The following table presents the impact to earnings per share as if the Company had adopted the fair value recognition provisions of SFAS No. 123 (dollars in thousands except per share data):

	Years Ended January 31,		
	2005	2006	2007
Net income available for common stockholders as reported	$ 30,687	$ 41,103	$ 40,311
Add: Stock-based compensation recorded, net of tax	609	963	1,408
Less: Stock-based compensation, net of tax,			
for all awards	(1,017)	(1,313)	(1,546)
Pro forma net income	$ 30,279	$ 40,753	$ 40,173
Earnings per share-as reported:			
Basic	$ 1.32	$ 1.76	$ 1.70
Diluted	$ 1.30	$ 1.71	$ 1.66
Pro forma earnings per share:			
Basic	$ 1.31	$ 1.74	$ 1.70
Diluted	$ 1.28	$ 1.69	$ 1.65
Percent change:			
Net income	(1.3)%	(0.9)%	(0.3)%
Assumptions used in pricing model:			
Weighted average risk free interest rates	1.8 %	3.9 %	4.4 %
Weighted average expected lives in years	4.4	4.6	6.4
Weighted average volatility	30.0 %	32.0 %	50.0 %
Expected dividends	-	-	-

As provided by Staff Accounting Bulletin No. 107, which provides guidance relating to share-based compensation accounting, the Company has used a shortcut method to compute the weighted average expected life for the stock options granted in the year ended January 31, 2007. The shortcut method is an average based on the vesting period and the contractual term. The weighted average volatility for the year ended January 31, 2007, was calculated using the average historical volatility of the Company's peer group. As of January 31, 2007, the total compensation cost related to non-vested awards not yet recognized totaled $8.5 million and is expected to be recognized over a weighted average period of 3.8 years.

Self-insurance. The Company is self-insured for certain losses relating to group health, workers' compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred, but not reported, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using development factors based on historical experience.

Expense Classifications. The Company records Cost of goods sold as the direct cost of products sold, any related in-bound freight costs, and receiving costs, inspection costs, internal transfer costs, and other costs associated with the operations of its distribution system. Also included in Cost of goods sold is an allocation of advertising expense computed at approximately 6% of the product direct cost. The offset for this allocation is in Selling, general and administrative expense and is netted with advertising costs along with vendor rebates (see Vendor Programs above). Advertising costs are expensed as incurred. Advertising expense included in Selling, general and administrative expense for the years ended January 31, 2005, 2006 and 2007, was:

	Years Ended January 31,		
	2005	2006	2007
		(in thousands)	
Gross advertising expense	$ 27,752	$ 31,017	$ 33,680
Less:			
Vendor rebates	(4,752)	(5,793)	(7,188)
Allocation to Cost of goods sold	(19,823)	(25,531)	(29,071)
Net advertising expense in Selling, general and adminstrative expense	$ 3,177	$ (307)	$ (2,579)

In addition, the Company records as Cost of service parts sold the direct cost of parts used in its service operation and the related inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs, and other costs associated with the parts distribution operation.

The costs associated with the Company's merchandising function, including product purchasing, advertising, sales commissions, and all store occupancy costs are included in Selling, general and administrative expense.

Application of APB 21 to Cash Option Programs that Exceed One Year in Duration. In February 2004, the Company began offering promotional credit payment plans on certain products that extend beyond one year. In accordance with APB 21, *Interest on Receivables and Payables*, such sales are discounted to their fair value resulting in a reduction in sales and receivables, and the amortization of the discount amount over the term of the promotional credit payment plan. The difference between the gross sale and the discounted amount is reflected as a reduction of Product sales in the consolidated statements of operations and the amount of the discount being amortized in the current period is recorded in Finance charges and other. For the years ended January 31, 2005, 2006 and 2007, Product sales were reduced by $2.4 million, $3.1 million, and $5.3 million, respectively, and Finance charges and other was increased by $0.9 million, $2.4 million, and $3.4 million, respectively, to effect the adjustment to fair value and to reflect the appropriate amortization of the discount.

Reclassifications. Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. Specifically, Other (income) expense, which consists of (gain) loss on sales of property and equipment, is now separately detailed. Previously, these amounts were included in Selling, general and administrative expense.

Restatement. On September 15, 2006, the Company restated its financial statements for the years ended January 31, 2005 and 2006, to correct for errors in recording interests in securitized assets, securitization income and related income tax impacts.

Accumulated Other Comprehensive Income. The balance of accumulated other comprehensive income (net of tax) was comprised of $10.5 million and $6.3 million of unrealized gains on interests in securitized assets at January 31, 2006 and 2007, respectively.

Application of FIN 46. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities, An Interpretation of Accounting Research Bulletin No. 51*, or FIN 46. FIN 46 requires entities, generally, to be consolidated by a company when it has a controlling financial interest through ownership, direct or indirect, of a majority voting interest in an entity with which it conducts business. The Company evaluated the effects of the issuance of FIN 46 on the accounting for its leases with Specialized Realty Development Services, LP (SRDS) and determined that it was appropriate to consolidate the balance sheet of SRDS with the Company as of January 31, 2004. As of January 31, 2005, the Company no longer leased any of its facilities from SRDS and therefore FIN 46 no longer applies and the Company no longer consolidates SRDS's balance sheet or statement of operations. However, the operations of SRDS are consolidated with those of the Company commencing on February 1, 2004 through the last effective date of the Company's leases with SRDS of January 30, 2005. The effect of such consolidation on the Company's Statement of Operations for the year ended January 31, 2005 was to reduce Selling, general and administrative expense by $0.9 million, increase Interest expense by $0.8 million and reduce Income before income taxes by $0.1 million for Minority interest in limited partnership. The Company had no exposure to losses incurred by SRDS. .

Recent Accounting Pronouncements. In October 2005, FASB Staff Position (FSP) No. 13-1, *Accounting for Rental Costs Incurred during a Construction Period*, was issued. This FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. It requires that those costs be recognized as rental expense and included in income from continuing operations. The guidance in this FSP is to be applied to the first reporting period beginning after December 15, 2005 and states that a lessee shall cease capitalizing rental costs as of the effective date of the FSP for operating lease arrangements entered into prior to the effective date of the FSP. The Company implemented the guidance in this FSP as of February 1, 2006, and it did not have a material impact on its financial condition or results of operations.

In February 2006, SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, was issued. This statement is an amendment of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125.* This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently analyzing the impact this statement will have on its financial condition and results of operations.

In March 2006, SFAS No. 156, *Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140*, was issued. This statement requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the amortization method or fair value measurement method for subsequent measurement of each class of separately recognized servicing assets, permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and, requires separate presentation of and additional disclosures for servicing assets and servicing liabilities subsequently measured at fair value. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently analyzing the impact this statement will have on its consolidated results of operations and its financial position.

In February 2006, the FASB Emerging Issues Task Force issued EITF No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)*. The Task Force reached a consensus that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this Issue. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The consensus is effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company has evaluated the EITF and will disclose its accounting policy regarding the presentation of sales taxes beginning with the first quarter of fiscal 2008.

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109; Accounting for Income Taxes*, was issued. This interpretation clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the impact this statement will have on its financial condition and results of operations.

In September 2006, SFAS No. 157, *Fair Value Measurements*, was issued. This statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently analyzing the impact this statement will have on its financial condition and results of operations.

In September 2006, Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, was issued. This bulletin addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This bulletin is effective for fiscal years ending after November 15, 2006.

In February 2007, SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, was issued. This statement establishes a fair value option, permitting all entities the ability to choose to measure eligible items at fair value at specified election dates. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently analyzing the impact this statement will have on its financial condition and results of operations.

2. Interests in Securitized Receivables

The Company has an agreement to sell customer receivables. As part of this agreement, the Company sells eligible retail installment contracts and revolving receivable accounts to a QSPE that pledges the transferred accounts to a trustee for the benefit of investors. The following table summarizes the availability of funding under the Company's securitization program at January 31, 2007 (in thousands):

	Capacity	Utilized	Available
2002 Series A	$300,000	$128,000	$172,000
2002 Series B – Class A	96,000	96,000	
2002 Series B – Class B	46,222	46,222	-
2002 Series B – Class C	17,778	17,778	-
2006 Series A – Class A	90,000	90,000	-
2006 Series A – Class B	43,333	43,333	-
2006 Series A – Class C	16,667	16,667	-
Total	$610,000	$438,000	$172,000

The 2002 Series A program functions as a credit facility to fund the initial transfer of eligible receivables. When the facility approaches a predetermined amount, the QSPE (Issuer) is required to seek financing to pay down the outstanding balance in the 2002 Series A variable funding note. The amount paid down on the facility then becomes available to fund the transfer of new receivables or to meet required principal payments on other series as they become due. The new financing could be in the form of additional notes, bonds or other instruments as the market and transaction documents might allow. The 2002 Series A program, which was increased from $250 million to $300 million during the year ended January 31, 2007, is divided into two tranches; a $100 million 364-day tranche and a $200 million tranche that matures in August 2011. The 2002 Series B program (which was non-amortizing for the first four years) matures officially on September 1, 2010, although it is expected that the principal payments, which began in October 2006, will retire the bonds prior to that date. The 2006 Series A program, which was consummated in August 2006, is non-amortizing for the first four years and officially matures in April 2017. However, it is expected that the principal payments, which begin in September 2010, will retire the bonds prior to that date.

The agreement contains certain covenants requiring the maintenance of various financial ratios and receivables performance standards. Except for a deficiency in the minimum issuer interest requirement at January 31, 2007, the Issuer was in compliance with the requirements of the agreement as of January 31, 2007. The minimum issuer interest requirement is calculated based on information that is not available until after the end of the month. Upon determining the new minimum issuer interest requirement, the Issuer deposited the collateral necessary to satisfy the required minimum. This deficiency was cured within the time periods provided and does not limit the Issuer's ability to meet its obligations, including funding the transfer of future receivables created by the Company. As a result, the occurrence of this deficiency did not result in any unscheduled amortization requirements for the 2002 Series A, 2002 Series B or 2006 Series A Notes. As part of the new securitization program, the Company and Issuer arranged for the issuance of a stand-by letter of credit in the amount of $20.0 million to provide assurance to the trustee on behalf of the bondholders that funds collected monthly by the Company, as servicer, will be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year, and the maximum potential amount of future payments is the face amount of the letter of credit. The letter of credit is callable, at the option of the trustee, if the Company, as servicer, fails to make the required monthly payments of the cash collected to the trustee.

Through its retail sales activities, the Company generates customer retail installment contracts and revolving receivable accounts. The Company enters into securitization transactions to sell these accounts to the QSPE. In these securitizations, the Company retains servicing responsibilities and subordinated interests. The Company receives annual servicing fees and other benefits approximating 4.1% of the outstanding balance and rights to future cash flows arising after the investors in the securities issued by or on behalf of the QSPE have received from the trustee all contractually required principal and interest amounts. The Company does not record an asset or liability related to any servicing obligations because the servicing benefits received are determined to be just adequate to compensate the Company for its servicing responsibilities. The investors and the securitization trustee have no recourse to the Company's other assets for failure of the individual customers of the Company and the QSPE to pay when due. The Company's retained interests are subordinate to the investors' interests. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The fair values of the Company's interest in securitized assets were as follows (in thousands):

	January 31,	
	2006	2007
Interest-only strip	$ 25,238	$ 26,358
Subordinated securities	114,044	110,490
Total fair value of interests in securitized assets	$ 139,282	$ 136,848

The table below summarizes valuation assumptions used for each period presented:

	Years Ended January 31,		
	2005	2006	2007
Prepayment rates			
Primary installment	1.5%	1.5%	1.5%
Primary revolving	3.0%	3.0%	3.0%
Secondary installment	1.5%	1.5%	1.5%
Net interest spread			
Primary installment	13.3%	12.8%	12.6%
Primary revolving	13.3%	12.8%	12.6%
Secondary installment	15.0%	14.7%	14.2%
Expected losses			
Primary installment	3.4%	3.0%	3.0%
Primary revolving	3.4%	3.0%	3.0%
Secondary installment	3.4%	3.0%	3.0%
Projected expense			
Primary installment	4.1%	4.1%	4.1%
Primary revolving	4.1%	4.1%	4.1%
Secondary installment	4.1%	4.1%	4.1%
Discount rates			
Primary installment	10.0%	13.0%	13.6%
Primary revolving	10.0%	13.0%	13.6%
Secondary installment	14.0%	17.0%	17.6%
Delinquency and deferral rates			
Primary installment	10.1%	9.3%	9.3%
Primary revolving	8.9%	7.3%	5.5%
Secondary installment	15.3%	14.0%	14.0%

At January 31, 2007, key economic assumptions and the sensitivity of the current fair value of the interests in securitized assets to immediate 10% and 20% adverse changes in those assumptions are as follows (dollars in thousands):

	Primary Portfolio Installment	Primary Portfolio Revolving	Secondary Portfolio Installment
Fair value of interest in securitized assets	$ 88,490	$ 12,618	$ 35,738
Expected weighted average life	1.1 years	1.2 years	1.6 years
Annual prepayment rate assumption	1.5 %	3.0 %	1.5 %
Impact on fair value of 10% adverse change	$ 159	$ 23	$ 184
Impact on fair value of 20% adverse change	$ 308	$ 44	$ 366
Net interest spread assumption	12.6 %	12.6 %	14.2 %
Impact on fair value of 10% adverse change	$ 2,992	$ 427	$ 2,385
Impact on fair value of 20% adverse change	$ 5,919	$ 844	$ 4,656
Expected losses assumptions	3.0 %	3.0 %	3.0 %
Impact on fair value of 10% adverse change	$ 722	$ 103	$ 515
Impact on fair value of 20% adverse change	$ 1,440	$ 205	$ 1,024
Projected expense assumption	4.1 %	4.1 %	4.1 %
Impact on fair value of 10% adverse change	$ 942	$ 134	$ 636
Impact on fair value of 20% adverse change	$ 1,883	$ 269	$ 1,272
Discount rate assumption	13.6 %	13.6 %	17.6 %
Impact on fair value of 10% adverse change	$ 1,180	$ 168	$ 808
Impact on fair value of 20% adverse change	$ 2,321	$ 331	$ 1,584
Delinquency and deferral	9.3 %	5.5 %	14.0 %
Impact on fair value of 10% adverse change (1)	$ 102	$ 15	$ 159
Impact on fair value of 20% adverse change (1)	$ 193	$ 28	$ 313

(1) For purposes of this analysis, an adverse change is assumed to be a decrease in the delinquency and deferral rate. A decrease results in a faster repayment of the receivables, which reduces the fair value of the interest-only strip a greater amount than the resulting increase in the fair value of the subordinated securities. Since it is assumed that none of the other assumptions would change, an increase in the delinquency and deferral rate results in an increase in the fair value, (i.e. losses are not assumed to increase as a result).

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of the variation in a particular assumption on the fair value of the interest-only strip is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (i.e. increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The following illustration presents quantitative information about the receivables portfolios managed by the Company (in thousands):

	Total Principal Amount of Receivables January 31,		Principal Amount Over 60 Days Past Due (1) January 31,	
	2006	2007	2006	2007
Primary portfolio:				
Installment	$ 380,603	$ 382,482	$ 24,934	$ 24,853
Revolving	41,046	53,125	1,095	1,171
Subtotal	421,649	435,607	26,029	26,024
Secondary portfolio:				
Installment	98,072	133,944	9,508	11,638
Total receivables managed	519,721	569,551	35,537	37,662
Less receivables sold	509,681	559,619	33,483	35,677
Receivables not sold	10,040	9,932	$ 2,054	$ 1,985
Non-customer receivables	16,864	21,516		
Total accounts receivable, net	$ 26,904	$ 31,448		

	Average Balances January 31,		Credit Charge-offs January 31, (2)	
	2006	2007	2006	2007
Primary portfolio:				
Installment	$ 352,315	$ 371,240		
Revolving	35,149	46,507		
Subtotal	387,464	417,747	$ 9,852	$ 13,507
Secondary portfolio:				
Installment	83,461	116,749	1,915	3,896
Total receivables managed	470,925	534,496	11,767	17,403
Less receivables sold	461,215	524,256	10,894	16,575
Receivables not sold	$ 9,710	$ 10,240	$ 873	$ 828

(1) Amounts are based on end of period balances.
(2) Amounts represent total credit charge-offs, net of recoveries, on total receivables. The increased level of credit losses is primarily a result of the impact on our credit operations of Hurricane Rita that hit the Gulf Coast during September 2005.

3. Notes Payable and Long-Term Debt

At January 31, 2007, the Company had $48.1 million of its $50 million revolving credit facility available for borrowings. The amounts utilized under the revolving credit facility reflected $1.9 million related to letters of credit issued. The letters of credit were issued under a $5.0 million sublimit provided under the facility for standby letters of credit. Additionally, there were no amounts outstanding under a short-term revolving bank agreement that provides up to $8.0 million of availability on an unsecured basis. This unsecured facility matures in June 2007 and has a floating rate of interest, based on Prime, which equaled 8.25% at January 31, 2007.

Long-term debt consists of the following (in thousands, except repayment explanations):

	January 31,	
	2006	2007
Revolving credit facility with interest at variable rates (6.32% at January 31, 2007)	$ -	$ -
Promissory notes, due in monthly installments	136	198
Total long-term debt	136	198
Less amounts due within one year	(136)	(110)
Amounts classified as long-term	$ -	$ 88

The revolving facility is subject to the Company maintaining various financial and non-financial covenants. In addition, the provisions of the bank credit facility include a $50.0 million limit on the payment of dividends on the Company's common stock and purchase of treasury stock. As of January 31, 2006 and January 31, 2007, the Company was in compliance with all financial and non-financial covenants.

The current agreement provides for a revolving facility capacity of $50 million, with a $5 million letter of credit sublimit and an $8.0 million sublimit for a swingline of credit. Interest rates are variable and are determined, at the option of the Company, at the Base Rate (the greater of Agent's prime rate or federal funds rate plus 0.50%) plus the Base Rate Margin (which ranges from 0.00% to 0.50%) or LIBO/LIBOR Rate plus the LIBO/LIBOR Margin (which ranges from 0.75% to 1.75%). Both the Base Rate Margin and the LIBO/LIBOR Margin are determined quarterly based on a debt coverage ratio equal to the rolling four-quarter relationship of total debt (including lease obligations) to earnings before interest, taxes, depreciation, amortization and rent. The Company is obligated to pay a non-use fee on a quarterly basis on the non-utilized portion of the revolving facility at rates ranging from .20% to .375%. The revolving facility is secured by the assets of the Company not otherwise encumbered and a pledge of substantially all of the stock of the Company's present and future subsidiaries and matures in November 2010.

Interest expense incurred on notes payable and long-term debt totaled $1.1, $0.2 and $0.4 million for the years ended January 31, 2005, 2006 and 2007, respectively. The Company capitalized borrowing costs of $0.3 million during the year ended January 31, 2007. Interest expense included interest related to SRDS debt, which totaled $0.8 million for the year ended January 31, 2005. Aggregate maturities of long-term debt as of January 31 in the year indicated are as follows (in thousands):

2008	$ 110
2009	88
2010	-
Total	$ 198

4. Letters of Credit

The Company utilizes unsecured letters of credit to secure payments due to the QSPE related to its asset-backed securitization program, deductibles under the Company's insurance programs and international product purchases. At January 31, 2006 and January 31, 2007, the Company had outstanding unsecured letters of credit of $13.0 million and $22.7 million, respectively. These letters of credit were issued under the three following facilities:

- The Company has a $5.0 million sublimit provided under its revolving line of credit for stand-by and import letters of credit. At January 31, 2007, $1.9 million of letters of credit were outstanding and callable at the option of the Company's insurance carrier if the Company does not honor its requirement to fund deductible amounts as billed under its insurance program.

- The Company has arranged for a $20.0 million stand-by letter of credit to provide assurance to the trustee of the asset-backed securitization program that funds collected by the Company, as the servicer, would be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year and expires in August 2007.

- The Company obtained a $10.0 million commitment for trade letters of credit to secure product purchases under an international arrangement. At January 31, 2007, there were $0.8 million of letters of credit outstanding under this commitment. The letter of credit commitment has a term of one year and expires in May 2007.

The maximum potential amount of future payments under these letter of credit facilities is considered to be the aggregate face amount of each letter of credit commitment, which total $35.0 million as of January 31, 2007.

5. Income Taxes

Deferred income taxes reflect the net effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets result primarily from differences between financial and tax methods of accounting for income recognition on service contracts and residual interests, capitalization of costs in inventory, and deductions for depreciation and doubtful accounts, and the fair value of derivatives. The deferred tax assets and liabilities are summarized as follows (in thousands):

	January 31,	
	2006	**2007**
Deferred Tax Assets		
Allowance for doubtful accounts and warranty and insurance cancellations	$ 2,158	$ 431
Deferred revenue	597	590
Stock-based compensation	301	606
Property and equipment	2,297	3,952
Inventories	772	1,177
Accrued vacation and other	1,268	1,459
Total deferred tax assets	7,393	8,215
Deferred Tax Liabilities		
Sales tax receivable	(768)	(1,002)
Interest in securitized assets	(4,889)	(1,993)
Goodwill	(903)	(1,141)
Other	(615)	(608)
Total deferred tax liabilities	(7,175)	(4,744)
Net Deferred Tax Asset	$ 218	$ 3,471

Income taxes were impacted during the year ended January 31, 2007, by the replacement of the existing franchise tax in Texas with a taxed based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailer and wholesalers is 0.5% on taxable margin. This change impacted income tax expense beginning June 1, 2006 and will result in an increase in taxes paid by the Company, as can be seen in the tables below. Additionally, the acceleration of certain allowance for doubtful accounts deductions resulted in a decrease in current tax expense and an increase in deferred tax expense of $1.9 million. The significant components of income taxes were as follows (in thousands):

	Years Ended January 31,		
	2005	2006	2007
Current:			
Federal	$ 16,100	$ 23,023	$ 22,439
State	47	25	916
Total current	16,147	23,048	23,355
Deferred:			
Federal	557	(701)	(1,013)
State	2	(6)	(67)
Total deferred	559	(707)	(1,080)
Total tax provision	$ 16,706	$ 22,341	$ 22,275

A reconciliation of the statutory tax rate and the effective tax rate for each of the periods presented in the statements of operations is as follows:

	Years Ended January 31,		
	2005	2006	2007
U.S. Federal statutory rate	35.0 %	35.0 %	35.0 %
State and local income taxes, net of federal benefit	0.1	0.1	1.0
Non-deductible entertainment, tax-free interest income and other	0.7	0.2	0.1
Effective tax rate attributable to continuing operations	35.8 %	35.3 %	36.1 %
Other	(0.5)	(0.1)	(0.5)
Effective tax rate	35.3 %	35.2 %	35.6 %

6. Leases

The Company leases certain of its facilities and operating equipment from outside parties and from a stockholder/officer. The real estate leases generally have initial lease periods of from 5 to 15 years with renewal options at the discretion of the Company; the equipment leases generally provide for initial lease terms of three to seven years and provide for a purchase right by the Company at the end of the lease term at the fair market value of the equipment.

The following is a schedule of future minimum base rental payments required under the operating leases that have initial non-cancelable lease terms in excess of one year (in thousands):

Years Ended January 31,	Third Party	Related Party	Total
2008	$ 17,524	$ 207	$ 17,731
2009	16,083	207	16,290
2010	15,324	207	15,531
2011	13,896	207	14,103
2012	11,118	-	11,118
Thereafter	44,174	-	44,174
Total	$ 118,119	$ 828	$ 118,947

Total lease expense was approximately $15.0 million, $15.7 million and $17.3 million for the years ended January 31, 2005, 2006 and 2007, respectively, including approximately $0.2 million, $0.2 million and $0.2 million paid to related parties, respectively. During the year ended January 31, 2005, the Company paid $1.4 million under leases with SRDS. As SRDS was consolidated in the statement of operations for the year ended January 31, 2005, these payments were characterized as selling, general and administrative expenses, depreciation expense, interest expense and minority interest in limited partnership. See Note 1.

Certain of our leases are subject to scheduled minimum rent increases or escalation provisions, the cost of which is recognized on a straight-line basis over the minimum lease term. Tenant improvement allowances, when granted by the lessor, are deferred and amortized as contra-lease expense over the term of the lease.

7. Share-Based Compensation

The Company originally approved an Incentive Stock Option Plan that provided a pool of up to 3.5 million options to purchase shares of the Company's common stock. Such options are to be granted to various officers and employees at prices equal to the market value on the date of the grant. The options vest over three or five year periods (depending on the grant) and expire ten years after the date of grant. As part of the completion of the IPO in November 2003, the Company amended the Incentive Stock Option Plan to provide for a total available pool of 2,559,767 options, adopted a Non-Employee Director Stock Option Plan that included 300,000 options, and adopted an Employee Stock Purchase Plan that reserved up to 1,267,085 shares of the Company's common stock to be issued. At the Company's annual meeting on May 31, 2006, amendments to the stock option plans were approved, which increased the shares available under the Incentive Stock Option Plan to 3,859,767 and increased the shares available under the Non-Employee Director Stock Option Plan to 600,000. On November 24, 2003, the Company issued six non-employee directors 240,000 total options to acquire the Company's stock at $14.00 per share. On June 3, 2004, the Company issued 40,000 options to acquire the Company's stock at $17.34 per share to a seventh non-employee director. At January 31, 2007, the Company had 320,000 options available for grant under the Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan is available to a majority of the employees of the Company and its subsidiaries, subject to minimum employment conditions and maximum compensation limitations. At the end of each calendar quarter, employee contributions are used to acquire shares of common stock at 85% of the lower of the fair market value of the common stock on the first or last day of the calendar quarter. During the year ended January 31, 2005, 2006 and 2007, the Company issued 8,664, 10,496 and 11,720 shares of common stock, respectively, to employees participating in the plan, leaving 1,236,205 shares remaining reserved for future issuance under the plan as of January 31, 2007.

A summary of the status of the Company's Incentive Stock Option Plan and the activity during the years ended January 31, 2005, 2006 and 2007 is presented below (shares in thousands):

	Years Ended January 31,					
	2005		2006		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,531	$ 9.68	1,666	$ 11.50	1,626	$ 16.31
Granted	387	17.43	343	33.88	394	22.68
Exercised	(162)	(8.72)	(271)	(8.34)	(220)	(9.43)
Forfeited	(90)	(11.07)	(112)	(17.78)	(45)	(25.66)
Outstanding, end of year	1,666	$ 11.50	1,626	$ 16.31	1,755	$ 18.36
Weighted average grant date fair value of options granted during the period		$ 4.97		$ 11.09		$ 12.39
Weighted average fair value of options vested during the period (1)		$ 4.77		$ 4.82		$ 6.88
Options exercisable at end of year	712		743		837	
Options available for grant	684		453		1,404	
Intrinsic value of options exercised during the period	$1.2 million		$4.8 million		$3.9 million	

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Shares Outstanding January 31, 2007	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares Exercisable January 31, 2007	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$8.21-$10.83	520	4.3	$ 8.55	498	4.2	$ 8.44
$14.00 -$16.49	275	6.9	14.27	149	6.9	14.15
$17.73-$17.73	266	7.8	17.73	117	7.8	17.73
$22.68-$22.97	389	9.8	22.68	-	0.0	-
$33.88-$33.88	305	8.8	33.88	73	8.8	33.88
Total	1,755	7.3	$ 18.36	837	5.6	$ 12.97

Aggregate intrinsic value of exercisable options at January 31, 2007 .... $8.8 million

Aggregate intrinsic value of outstanding options at January 31, 2007 .... $12.1 million

(1) Does not include pre-IPO options that were valued using the minimum value option-pricing method.

8. Significant Vendors

As shown in the table below, a significant portion of the Company's merchandise purchases for years ended January 31, 2005, 2006 and 2007 were made from six vendors:

Vendor	Years Ended January 31,		
	2005	2006	2007
A	14.2 %	17.0 %	12.9 %
B	3.6	7.8	12.7
C	13.2	12.2	12.1
D	13.8	11.4	7.1
E	8.0	7.7	7.1
F	5.8	6.8	5.3
Totals	58.6 %	62.9 %	57.2 %

As part of a program to purchase product inventory from vendors overseas, the Company had $0.8 million in obligations under stand-by letters of credit at January 31, 2007.

9. Related Party Transactions

The Company leases one of its stores from its Chief Executive Officer and Chairman of the Board, under the terms of a lease it entered prior to becoming a publicly held company. It also leased six store locations from Specialized Realty Development Services, LP (SRDS), a real estate development company that was created prior to the Company's becoming publicly held and was owned by various members of management and individual investors of Stephens Group, Inc. The Stephens Group, Inc. is a significant shareholder of the Company. Based on independent appraisals that were performed on each project that was completed, the Company believes that the terms of the leases were at least comparable to those that could be obtained in an arms' length transaction. As part of the ongoing operation of SRDS, the Company received a management fee associated with the administrative functions that were provided to SRDS of $100,000 and $6,500 for the years ended January 31, 2005 and 2006, respectively. As of January 31, 2005, the Company no longer leased any properties from SRDS since it divested itself of the leased properties. As part of the divestiture, SRDS reimbursed the Company $75,000 for costs related to lease modifications. As a result of the divestiture, the Company's consolidated balance sheet at January 31, 2005 does not include the accounts of SRDS that were previously consolidated with our financial statements at January 31, 2004. However, the consolidated statements of operations and cash flows for fiscal 2005 include the operations and cash flows of SRDS through the dates the sales were completed.

The Company engaged the services of Direct Marketing Solutions, Inc. (DMS), for a substantial portion of its direct mail advertising. DMS, Inc. is partially owned (less than 50%) by SF Holding Corp., members of the Stephens family, Jon E. M. Jacoby, and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of the Company, and Messrs. Jacoby and Martin are members of the Company's Board of Directors. The fees the Company paid to DMS during the fiscal years ended 2005, 2006 and 2007 amounted to approximately $1.8 million, $4.3 million and $5.8 million, respectively. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal year 2006.

The Company engaged the services of Stephens Inc. to act as its broker under its stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of the Company's Board of Directors. During the year ended January 31, 2007, the Company incurred fees payable to Stephens Inc. of $5,040 related to the purchase of 168,000 shares of its common stock. Based on a review of competitive bids received from various broker candidates, the Company believes the terms of this arrangement are no less favorable than it could have obtained in an arms' length transaction.

10. Benefit Plans

The Company has established a defined contribution 401(k) plan for eligible employees who are at least 21 years old and have completed at least one-year of service. Employees may contribute up to 20% of their eligible pretax compensation to the plan. The Company will match 100% of the first 3% of the employees' contributions and 50% of the next 2% of the employees' contributions. At its option, the Company may make supplemental contributions to the Plan, but has not made such contributions in the past three years. The matching contributions made by the company totaled $1.4, $1.6 and $1.8 million during the years ended January 31, 2005, 2006 and 2007, respectively.

11. Contingencies

Legal Proceedings. The Company is involved in routine litigation incidental to our business from time to time. Currently, the Company does not expect the outcome of any of this routine litigation to have a material effect on its financial condition or results of operations. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

Insurance. Because of its inventory, vehicle fleet and general operations, the Company has purchased insurance covering a broad variety of potential risks. The Company purchases insurance polices covering general liability, workers compensation, real property, inventory and employment practices liability, among others. Additionally, the Company has umbrella policies with an aggregate limit of $50.0 million. The Company has retained a portion of the risk under these policies and its group health insurance program. See additional discussion under Note 1. The Company has a $1.9 million letter of credit outstanding supporting its obligations under the property and casualty portion of its insurance program.

Service Maintenance Agreement Obligations. The Company sells service maintenance agreements under which it is the obligor for payment of qualifying claims. The Company is responsible for administering the program, including setting the pricing of the agreements sold and paying the claims. The pricing is set based on historical claims experience and expectations about future claims. While the Company is unable to estimate maximum potential claim exposure, it has a history of overall profitability upon the ultimate resolution of agreements sold. The revenues related to the agreements sold are deferred at the time of sales and recorded in revenues in the statement of operations over the life of the agreements. The amounts deferred are reflected on the face of the balance sheet in Deferred revenues and allowances, see also Note 1 for additional discussion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in timely alerting them to material information relating to our business (including our consolidated subsidiaries) required to be included in our Exchange Act filings.

During the preparation of our consolidated financial statements for the quarter ended July 31, 2006, we identified an issue related to the recording of securitization income. Our internal review of the issue revealed that we had incorrectly reduced securitization income and the value of our interests in securitized assets by the amount of future expected credit losses recorded on the books of the qualifying special purpose entity that owns the receivables. As a result of the error discussed above and the resulting restatement, management has concluded that a material weakness in its internal controls over financial reporting existed as of January 31, 2006. Specifically, controls were not operating effectively to ensure that the proper accounting and corresponding consolidated financial statement presentation of securitization income and the fair value of interests in securitized assets was consistent with SFAS No. 140. As a result of this material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at January 31, 2006. As of the date of this filing, we have taken the following actions to remediate the material weakness in our internal control over financial reporting with respect to accounting for securitization transactions:

- improved education and enhanced accounting analysis and reviews designed to ensure that all relevant personnel involved in the securitization accounting understand and account for securitization transactions in compliance with SFAS No. 140; and
- a review of our internal financial controls with respect to accounting for securitization transactions to ensure compliance with SFAS No. 140.

As a result of the remediation actions taken and the subsequent testing of those actions, we have concluded that our processes, procedures and controls relating to our accounting under SFAS No. 140 were effective as of January 31, 2007.

Management's Report on Internal Control over Financial Reporting

Please refer to Management's Report on Internal Control over Financial Reporting on page 52 of this report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred in the quarter ended January 31, 2007, which have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Retirement of Chief Financial Officer

On March 27, 2007, David L. Rogers announced his retirement as our Chief Financial Officer effective January 31, 2008, the end of the term of his executive employment agreement. Mr. Rogers' executive employment agreement was amended to provide that it terminates January 31, 2008, without any termination or severance package as a result of its non-renewal at that time.

Appointment of Chief Financial Officer

Michael J. Poppe (39), currently our Controller and Assistant Chief Financial Officer and Assistant Treasurer, was appointed to be our Chief Financial Officer effective February 1, 2008. Mr. Poppe joined us in September 2004 and has served as our Controller and Assistant CFO/Treasurer since that date. In the 14 years prior to his joining us, Mr. Poppe served in various accounting and finance positions in public accounting and retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc.. Mr. Poppe spent from January 1997 until May 2004 at Group 1, a New York Stock Exchange listed, Fortune 500 public retail company, and was a member of the founding management team. Mr. Poppe is a certified public accountant and obtained his BBA in accounting and finance from Texas A&M University in December, 1989. We do not have an employment agreement with Mr. Poppe. Mr. Poppe will be eligible for bonuses under the terms approved by the compensation committee of the board and other benefits provided to our executive officers.

Adoption of Bonus Program

On March 27, 2006, the Compensation Committee of our Board of Directors adopted a cash bonus program for our 2008 fiscal year. Our named executive officers, as well as certain other executive officers and certain employees, are eligible to participate in the 2008 bonus program. Below is a description of the 2008 bonus program, as adopted by our Compensation Committee.

The purpose of the 2008 bonus program is to promote the interests of the Company and its stockholders by providing key employees with financial rewards upon achievement of specified business objectives, as well as help us attract and retain key employees by providing attractive compensation opportunities linked to performance results.

The Compensation Committee established four bonus levels for its 2008 bonus program: Level 1, Level 2, Level 3 and Level 4. Each of the levels represent the attainment by us of certain operating pre-tax profit targets established by the Compensation Committee (each, a "Profit Goal"). If we do not achieve the Level 1 Profit Goal, each named executive officer, other executive officer or employee awarded a bonus pursuant to the 2008 bonus program will receive a prorata portion of the Level 1 Profit Goal, determined by the actual pre tax profit as a percentage of the Level 1 Profit Level.

The bonuses that may become distributable based upon our achievement of the Level 1 through Level 4 Profit Goals will be distributed by our Chief Executive Officer with approval from the Compensation Committee.

Our Chief Executive Officer will receive a bonus under the 2008 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals. The Level 1 bonus amount for the Chief Executive Officer was established based upon the Compensation Committee's independent evaluation of his compensation relative effect on the Company's performance. The Level 2 bonus is 16.6% greater than the Level 1 bonus, the Level 3 bonus is 33.33% greater than the Level 1 bonus. The Level 4 bonus is 50% greater than the Level 1 bonus.

Our named executive officers, excluding our Chief Executive Officer, certain other executive officers and certain employees will receive a bonus under the 2008 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals. The Level 1 bonus amount for each Participant was established based upon the Compensation Committee's independent evaluation of his or her relative effect on the Company's performance. The Level 2 bonus is generally 31% greater than the Level 1 bonus, the

Level 3 bonus is 64% greater than the Level 1 bonus, and the Level 4 bonus is 100% greater than the Level 1 bonus.

In addition, we established a contingency bonus pool under the 2008 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals and additional funds which may accrue for exceptional performance beyond the Level 4 Profit Goal. The contingency bonus pool will be distributed at the discretion of our Chairman and Chief Executive Officer with prior approval from the Compensation Committee.

Payment of bonuses (if any) is normally made in February after the end of the performance period during which the bonuses were earned. Except for certain executive officers who have executive employment agreements, in order to be eligible for a bonus under the 2008 bonus program, eligible participants must be employed through the end of fiscal year ending January 31, 2008. Those executive officers who have executive employment agreements with us are entitled to, under certain situations, a prorata bonus if they resign or are terminated prior to the completion of the fiscal year ended January 31, 2008.

Bonuses normally will be paid in cash in a single lump sum, subject to payroll taxes and tax withholdings.

PART III

The information required by Items 10 through 14 is included in our definitive Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

CROSS REFERENCE TO ITEMS 10-14 LOCATED IN THE PROXY STATEMENT

	Item	Caption in the Conn's, Inc. 2007 Proxy Statement
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	BOARD OF DIRECTORS, EXECUTIVE OFFICERS
ITEM 11.	EXECUTIVE COMPENSATION	EXECUTIVE COMPENSATION
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	INDEPENDENT PUBLIC ACCOUNTANTS

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in response to Item 8 of this report are as follows:

Consolidated Balance Sheets as of January 31, 2006 and 2007

Consolidated Statements of Operations for the Years Ended January 31, 2005, 2006 and 2007

Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 2005, 2006 and 2007

Consolidated Statements of Cash Flows for the Years Ended January 31, 2006 and 2007

(2) Financial Statement Schedule: Report of Independent Auditors on Financial Statement Schedule for the three years in the period ended January 31, 2007; Schedule II -- Valuation and Qualifying Accounts. The financial statement schedule should be read in conjunction with the consolidated financial statements in our 2007 Annual Report to Stockholders. Financial statement schedules not included in this report have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits: A list of the exhibits filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of l934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONN'S, INC.
(Registrant)

Date: March 29, 2007

/s/ Thomas J. Frank, Sr.
Thomas J. Frank, Sr.
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Frank, Sr. Thomas J. Frank, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 29, 2007
/s/ David L. Rogers David L. Rogers	Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2007
/s/ Marvin D. Brailsford Marvin D. Brailsford	Director	March 29, 2007
/s/ Jon E. M. Jacoby Jon E. M. Jacoby	Director	March 29, 2007
/s/ Bob L. Martin Bob L. Martin	Director	March 29, 2007
/s/ Douglas H. Martin Douglas H. Martin	Director	March 29, 2007
/s/ Dr. William C. Nylin, Jr. Dr. William C. Nylin, Jr.	Executive Vice Chairman and Chief Operating Officer	March 29, 2007
/s/ Scott L. Thompson Scott L. Thompson	Director	March 29, 2007
/s/ William T. Trawick William T. Trawick	Director	March 29, 2007
/s/ Theodore M. Wright Theodore M. Wright	Director	March 29, 2007

EXHIBIT INDEX

Exhibit Number	Description
2	Agreement and Plan of Merger dated January 15, 2003, by and among Conn's, Inc., Conn Appliances, Inc. and Conn's Merger Sub, Inc. (incorporated herein by reference to Exhibit 2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.1	Certificate of Incorporation of Conn's, Inc. (incorporated herein by reference to Exhibit 3.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.1.1	Certificate of Amendment to the Certificate of Incorporation of Conn's, Inc. dated June 3, 2004 (incorporated herein by reference to Exhibit 3.1.1 to Conn's, Inc. Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).
3.2	Bylaws of Conn's, Inc. (incorporated herein by reference to Exhibit 3.2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.2.1	Amendment to the Bylaws of Conn's, Inc. (incorporated herein by reference to Exhibit 3.2.1 to Conn's Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).
4.1	Specimen of certificate for shares of Conn's, Inc.'s common stock (incorporated herein by reference to Exhibit 4.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on October 29, 2003).
10.1	Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]
10.1.1	Amendment to the Conn's, Inc. Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 to Conn's Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).[†]
10.1.2	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[†]
10.2	2003 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046)as filed with the Securities and Exchange Commission on September 23, 2003).[†]
10.2.1	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.2.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[†]
10.3	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.3 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]

10.4 Conn's 401(k) Retirement Savings Plan (incorporated herein by reference to Exhibit 10.4 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]

10.5 Shopping Center Lease Agreement dated May 3, 2000, by and between Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas (incorporated herein by reference to Exhibit 10.5 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.5.1 First Amendment to Shopping Center Lease Agreement dated September 11, 2001, by and among Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas (incorporated herein by reference to Exhibit 10.5.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.6 Industrial Real Estate Lease dated June 16, 2000, by and between American National Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 8550-A Market Street, Houston, Texas (incorporated herein by reference to Exhibit 10.6 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.6.1 First Renewal of Lease dated November 24, 2004, by and between American National Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 8550-A Market Street, Houston, Texas (incorporated herein by reference to Exhibit 10.6.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.7 Lease Agreement dated December 5, 2000, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas (incorporated herein by reference to Exhibit 10.7 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.7.1 Lease Amendment No. 1 dated November 2, 2001, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas (incorporated herein by reference to Exhibit 10.7.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.8 Lease Agreement dated June 24, 2005, by and between Cabot Properties, Inc. as Lessor, and CAI, L.P., as Lessee, for the property located at 1132 Valwood Parkway, Carrollton, Texas (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (file no. 000-50421) as filed with the Securities and Exchange Commission on June 29, 2005).

10.9 Credit Agreement dated October 31, 2005, by and among Conn Appliances, Inc. and the Borrowers thereunder, the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, as Documentation Agent (incorporated herein by reference to Exhibit 10.9 to Conn's, Inc. Quarterly Report on Form 10-Q (file no. 000-50421) as filed with the Securities and Exchange Commission on December 1, 2005).

10.9.1 Letter of Credit Agreement dated November 12, 2004 by and between Conn Appliances, Inc. and CAI Credit Insurance Agency, Inc., the financial institutions listed on the signature pages thereto, and JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference to Exhibit 99.2 to Conn's Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on November 17, 2004).

10.9.2 First Amendment to Credit Agreement dated August 28, 2006 by and between Conn Appliances, Inc. and CAI Credit Insurance Agency, Inc., the financial institutions listed on the signature pages thereto, and JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Conn's Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on August 28, 2006).

10.10 Receivables Purchase Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Purchaser, Conn Appliances, Inc. and CAI, L.P., collectively as Originator and Seller, and Conn Funding I, L.P., as Initial Seller (incorporated herein by reference to Exhibit 10.10 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.10.1 First Amendment to Receivables Purchase Agreement dated August 1, 2006, by and among Conn Funding II, L.P., as Purchaser, Conn Appliances, Inc. and CAI, L.P., collectively as Originator and Seller (incorporated herein by reference to Exhibit 10.10.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.11 Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.11 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.11.1 First Supplemental Indenture dated October 29, 2004 by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on November 4, 2004).

10.11.2 Second Supplemental Indenture dated August 1, 2006 by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on August 23, 2006).

10.12 Series 2002-A Supplement to Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.12 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.12.1 Amendment to Series 2002-A Supplement dated March 28, 2003, by and between Conn Funding II, L.P. as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.12.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.12.2 Amendment No. 2 to Series 2002-A Supplement dated July 1, 2004, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.12.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.12.3 Amendment No. 3 to Series 2002-A Supplement. dated August 1, 2006, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.12.3 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.13 Series 2002-B Supplement to Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.13 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.13.1 Amendment to Series 2002-B Supplement dated March 28, 2003, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.13.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.14 Servicing Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.14.1 First Amendment to Servicing Agreement dated June 24, 2005, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).

10.14.2 Second Amendment to Servicing Agreement dated November 28, 2005, by and among Conn Funding II, L.P., as 10.14.2 Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.2 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).

10.14.3 Third Amendment to Servicing Agreement dated May 16, 2006, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.3 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.14.4 Fourth Amendment to Servicing Agreement dated August 1, 2006, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.4 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.15.1 First Amendment to Executive Employment Agreement between Conn's, Inc. and Thomas J. Frank, Sr., Approved by the stockholders May 26, 2005 (incorporated herein by reference to Exhibit 10.15.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (file No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).[t]

10.16 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.16 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[t]

10.17 Description of Compensation Payable to Non-Employee Directors (incorporated herein by reference to Form 8-K (file no. 000-50421) filed with the Securities and Exchange Commission on June 2, 2005).[t]

10.18 Dealer Agreement between Conn Appliances, Inc. and Voyager Service Programs, Inc. effective as of January 1, 1998 (incorporated herein by reference to Exhibit 10.19 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and

Exchange Commission on March 30, 2006).

10.18.1 Amendment #1 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.2 Amendment #2 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.3 Amendment #3 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.3 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.4 Amendment #4 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.4 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.19 Service Expense Reimbursement Agreement between Affiliates Insurance Agency, Inc. and American Bankers Life Assurance Company of Florida, American Bankers Insurance Company Ranchers & Farmers County Mutual Insurance Company, Voyager Life Insurance Company and Voyager Property and Casualty Insurance Company effective July 1, 1998 (incorporated herein by reference to Exhibit 10.20 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.19.1 First Amendment to Service Expense Reimbursement Agreement by and among CAI, L.P., Affiliates Insurance Agency, Inc., American Bankers Life Assurance Company of Florida, Voyager Property & Casualty Insurance Company, American Bankers Life Assurance Company of Florida, American Bankers Insurance Company of Florida and American Bankers General Agency, Inc. effective July 1, 2005 (incorporated herein by reference to Exhibit 10.20.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.20 Service Expense Reimbursement Agreement between CAI Credit Insurance Agency, Inc. and American Bankers Life Assurance Company of Florida, American Bankers Insurance Company Ranchers & Farmers County Mutual Insurance Company, Voyager Life Insurance Company and Voyager Property and Casualty Insurance Company effective July 1, 1998 (incorporated herein by reference to Exhibit 10.21 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.20.1 First Amendment to Service Expense Reimbursement Agreement by and among CAI Credit Insurance Agency, Inc., American Bankers Life Assurance Company of Florida, Voyager Property & Casualty Insurance Company, American Bankers Life Assurance Company of Florida, American Bankers Insurance Company of Florida, American Reliable Insurance Company, and American Bankers General Agency, Inc. effective July 1, 2005 (incorporated herein by reference to Exhibit 10.21.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.21 Consolidated Addendum and Amendment to Service Expense Reimbursement Agreements by and among Certain Member Companies of Assurant Solutions, CAI Credit Insurance Agency, Inc. and

Affiliates Insurance Agency, Inc. effective April 1, 2004 (incorporated herein by reference to Exhibit 10.22 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.22	Series 2006-A Supplement to Base Indenture, dated August 1, 2006, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.23 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).
10.23	Fourth Amended and Restated Subordination and Priority Agreement, dated August 31, 2006, by and among Bank of America, N.A. and JPMorgan Chase Bank, as Agent, and Conn Appliances, Inc. and/or its subsidiary CAI, L.P (incorporated herein by reference to Exhibit 10.24 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).
10.23.1	Fourth Amended and Restated Security Agreement, dated August 31, 2006, by and among Conn Appliances, Inc. and CAI, L.P. and Bank of America, N.A (incorporated herein by reference to Exhibit 10.24.1 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).
10.24	Letter of Credit and Reimbursement Agreement, dated September 1, 2002, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).
10.24.1	Amendment to Standby Letter of Credit dated August 23, 2006, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25.1 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).
10.24.2	Amendment to Standby Letter of Credit dated September 20, 2006, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25.2 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).
11.1	Statement re: computation of earnings per share is included under Note 1 to the financial statements.
21	Subsidiaries of Conn's, Inc. (incorporated herein by reference to Exhibit 21 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith).
31.2	Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).
32.1	Section 1350 Certification (Chief Executive Officer and Chief Financial Officer) (furnished herewith).
99.1	Subcertification by Chief Operating Officer in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith).
99.2	Subcertification by Treasurer in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).
99.3	Subcertification by Secretary in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).
99.4	Subcertification of Chief Operating Officer, Treasurer and Secretary in support of Section 1350 Certifications (Chief Executive Officer and Chief Financial Officer) (furnished herewith).
t	Management contract or compensatory plan or arrangement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Check the appropriate box:

☐ Preliminary Proxy Statement

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☒ Definitive Proxy Statement

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Conn's, Inc.

(Name of Registrant as Specified in Its Charter)

N/A

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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4) Date Filed:

CONN'S, INC.
3295 College Street
Beaumont, Texas 77701
(409) 832-1696

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 30, 2007

To the Stockholders of Conn's, Inc.:

NOTICE IS HEREBY GIVEN that the 2007 annual meeting of stockholders of Conn's, Inc. will be held on Wednesday, May 30, 2007, at 3295 College Street, Beaumont, Texas 77701, commencing at 10:00 A.M. local time, for the following purposes:

1. to elect nine (9) directors;
2. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2008; and
3. to transact such other business as may properly come before the meeting.

A copy of the proxy statement relating to the 2007 annual meeting of stockholders, in which the foregoing matters are described in more detail, and our Annual Report on Form 10-K outlining our operations for the fiscal year ended January 31, 2007, accompanies this notice of 2007 annual meeting of stockholders. For your additional convenience, the Company is posting a copy of this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2007 on the Company's website at www.conns.com, under "investor relations - annual meeting information".

Only stockholders of record at the close of business on April 13, 2007 are entitled to notice of and to vote at the 2007 annual meeting of stockholders or any adjournment thereof. A list of such stockholders, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each such stockholder, will be available for examination by any stockholder for any purpose relating to the meeting during ordinary business hours for a period of at least ten days prior to the meeting at the principal offices of the Company located at 3295 College Street, Beaumont, Texas 77701.

Your vote is important. Whether or not you expect to be present at the meeting, please complete, sign, date and return promptly the enclosed form of proxy in the enclosed pre-addressed, postage-paid return envelope.

By Order of the Board of Directors,

/s/ Sydney K. Boone, Jr.
SYDNEY K. BOONE, JR.
Secretary

April 25, 2007
Beaumont, Texas

This proxy statement is first being mailed to our stockholders on or about April 27, 2007.



PROXY STATEMENT

2007 ANNUAL MEETING OF STOCKHOLDERS

Date:	May 30, 2007
Time:	10:00 A.M. local time
Location:	Conn's, Inc., 3295 College Street, Beaumont, Texas 77701
Record Date and Number of Votes:	April 13, 2007. Holders of our common stock are entitled to one vote for each share of common stock they owned as of the close of business on April 13, 2007. You may not cumulate votes.
Agenda:	1. to elect nine directors; 2. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2008; and 3. to transact such other business as may properly come before the meeting.
Proxies:	Unless you tell us on the enclosed form of proxy to vote differently, we will vote signed returned proxies "FOR" the board nominees. The proxy holders will use their discretion on other matters. If a nominee cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.
Proxies Solicited By:	The Board of Directors
First Mailing Date:	We are first mailing this Proxy Statement and the form of proxy on or about April 27, 2007.
Revoking Your Proxy:	You may revoke your proxy before it is voted at the meeting. To revoke your proxy, follow the procedures listed on page 2 under "General Information Regarding the 2007 Annual Meeting of Stockholders; Revocation of Proxies."

PLEASE VOTE BY RETURNING YOUR PROXY. YOUR VOTE IS IMPORTANT.
Prompt return of your proxy will help reduce the costs of re-solicitation.

Table of Contents

GENERAL INFORMATION REGARDING THE 2007 ANNUAL MEETING OF STOCKHOLDERS

Quorum

The holders of a majority of the outstanding shares of common stock entitled to vote at the 2007 annual meeting of stockholders, represented in person or by proxy, will constitute a quorum at the meeting. However, if a quorum is not present or represented at the meeting, the stockholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the meeting, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

Votes Required to Approve Proposals

To be elected, directors must receive a plurality of the shares voting in person or by proxy, provided a quorum exists. A plurality means receiving the largest number of votes, regardless of whether that is a majority. A majority of the votes cast is required to approve the ratification of Ernst & Young, LLP as our independent public accountants, provided a quorum exists.

Record Date, Shares Outstanding and Number of Votes

Only stockholders of record as of the close of business on April 13, 2007, the record date set for the meeting by our board, are entitled to notice of and to vote at the meeting or any adjournments of the meeting. On the record date, there were 23,543,160 shares of our common stock issued and outstanding and entitled to vote. Each share of common stock entitles the holder to one vote per share.

Method of Counting Votes, Abstentions and Broker Non-Votes

Votes cast by proxy or in person will be counted by the inspector of election appointed by the Company.

Those who fail to return a proxy or who do not attend the meeting will not count towards determining any required quorum, plurality or majority of votes cast. Stockholders and brokers returning proxies or attending the meeting who abstain from voting on the election of directors or on the proposal to ratify Ernst & Young, LLP as our independent public accountants will count towards determining a quorum. Such abstentions will have no effect on the election of our directors and will not impact how the shares in the Conn's Voting Trust are voted, which votes in the same proportion as the votes cast "for" and "against" a proposal by all other shareholders, not counting abstentions.

Brokers holding shares of record for customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. Brokers are permitted to vote on routine, non-controversial proposals in instances where they have not received voting instructions from the beneficial owner of the stock, *e.g.*, ratification of independent public accountants, but are not permitted to vote on non-routine matters. In the event that a broker does not receive voting instructions for non-routine matters, a broker may notify us that it lacks voting authority to vote those shares. These "broker non-votes" refer to votes that could have been cast on the matter in question by brokers with respect to uninstructed shares if the brokers had received their customers' instructions. The inspector of election will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. However, for the purpose of determining the outcome of any matter as to which the broker has indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters). These broker non-votes will have no effect on the outcome of the election of our directors or on the proposal to ratify Ernst & Young, LLP as our independent public accountants.

How the Proxies Will Be Voted

The enclosed proxies will be voted in accordance with the instructions you place on the form of proxy. Unless you tell us on the enclosed form of proxy to vote differently, we will vote signed returned proxies "FOR" the board nominees and "FOR" ratification of the selection of Ernst & Young as our independent public accountants for our fiscal year ending January 31, 2008 . The proxy holders will use their discretion on other matters. If a nominee cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.

Pursuant to the terms of a voting trust agreement entered into by Stephens Group, Inc., Stephens Inc. and certain affiliates of Stephens Inc., which collectively own approximately 47% of our common stock, unless the voting trust is revoked, the trustee of the voting trust must vote the shares of common stock held by the voting trust "FOR" or "AGAINST" any proposal or other matter submitted to the stockholders of the company for approval in the same proportion as the votes cast "FOR" and "AGAINST" such proposal or other matter by all other stockholders, not counting abstentions. Therefore, each proxy received voting "FOR" or "AGAINST" any proposal will result in a proportionate number of shares held in the voting trust to be voted "FOR" or "AGAINST" a proposal. Abstentions and broker non-votes will not impact how the shares in the voting trust are counted.

Revocation of Proxies

You may revoke your proxy before it is voted. Any stockholder returning the enclosed form of proxy may revoke such proxy at any time prior to its exercise by:

- delivering a signed proxy, dated later than the original proxy, to our transfer agent, Computershare., at 250 Royall Street, Canton, Massachusetts 02021, Attention: Patrick E. Thebado (please make sure our transfer agent receives your proxy at least two business days prior to the date of the meeting);
- delivering a signed, written revocation letter, dated later than the proxy, to our transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021, Attention: Patrick E. Thebado (please make sure our transfer agent receives your revocation letter at least two business days prior to the date of the meeting); or
- attending the meeting and voting in person (attending the meeting alone will not revoke your proxy).

Your last vote is the vote that will be counted.

Stockholder Proposals and Other Business

From time to time, stockholders seek to nominate directors or present proposals for inclusion in our proxy statement and form of proxy for consideration at an annual meeting of stockholders. To be included in our proxy statement and form of proxy or considered at our next annual meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements. We must receive your nominations and/or proposals for the 2008 annual meeting no later than December 29, 2007 for possible inclusion in the proxy statement or for possible consideration at the meeting no earlier than December 29, 2007 or later than January 28, 2008. However, if the date of the 2008 annual meeting changes by more than 30 days from the date of this year's meeting, then we must receive your nominations and/or proposals within a reasonable time before we begin to print and mail our proxy materials.

We do not intend to bring any business before the 2007 annual stockholders meeting other than the matters described in this proxy statement nor have we been informed of any matters that may be presented at the meeting by others. If however, any other business should properly arise, the persons appointed in the enclosed proxy have discretionary authority to vote in accordance with their best judgment.

Solicitation of Proxies

The cost of soliciting proxies will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and employees by other means, including telephone, email or in person. No special compensation will be paid to directors, officers or employees for the solicitation of proxies. To solicit proxies, we also will request the assistance of banks, brokerage houses and other custodians, nominees or fiduciaries, and, upon request, will reimburse such organizations or individuals for their reasonable expenses in forwarding soliciting materials to beneficial owners and in obtaining authorization for the execution of proxies.

Annual Report

The booklet containing this proxy statement also contains our Annual Report to Stockholders on Form 10-K, including audited consolidated financial statements for the year ended January 31, 2007. The booklet has been mailed to all stockholders of record as of the close of business on April 13, 2007. Any stockholder that has not received a copy of our annual report may obtain a copy, without charge, by writing to us at 3295 College Street, Beaumont, Texas 77701, Attention: Sydney K. Boone, Jr., Corporate General Counsel. You may also obtain a copy of this proxy statement and Form 10-K together with all of our SEC filings through the Company's website at www.conns.com and at the SEC's website at www.sec.gov.

PROPOSALS FOR STOCKHOLDER ACTION

PROPOSAL ONE:
ELECTION OF DIRECTORS

Number of Directors to be Elected

Our board is currently constituted with nine director positions, all of which positions are to be elected at the 2007 annual meeting of stockholders. The nine directors elected at the annual meeting will hold office until the 2008 annual meeting of stockholders or until their respective successors have been elected and qualified or their earlier death resignation or removal. You may not vote for a greater number of directors than those nominated.

Board Nominees

Our board of directors met in March 2007 and considered the candidates for election to the board at the 2007 annual meeting. A majority of our independent directors recommended that the board nominate:

Thomas J. Frank, Sr.
Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
William C. Nylin, Jr.
Scott L. Thompson
William T. Trawick
Theodore M. Wright

for re-election to the Board at the 2007 annual meeting. Each of the nominated directors were elected and served on the board of directors from the 2006 annual meeting. In making these recommendations, the independent directors considered the requirements and qualifications discussed under "Board of Directors; Nominating Policies" on page 11 of this Proxy Statement. Based on this recommendation, our board has nominated:

Thomas J. Frank, Sr.
Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
William C. Nylin, Jr.
Scott L. Thompson
William T. Trawick
Theodore M. Wright

to be elected by the stockholders at the 2007 annual meeting. All nominees have consented to serve as directors. The board has no reason to believe that any of the nominees will be unable or unwilling to act as a director. In the event any of these nominated directors is unable to stand for election, the board of directors may either reduce the size of the board or designate a substitute.

For biographical information regarding each of the board's nominees for director, please refer to "Board of Directors; Board Nominees" on page 6 of this Proxy Statement.

<u>We Recommend That You Vote For Each Of The Board Nominees.</u>

PROPOSAL TWO:
RATIFICATION OF THE SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP served as our independent public accountants for the fiscal year ended January 31, 2007. The Audit Committee of the Board has selected Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2008. Our Board of Directors has further directed that we submit the selection of our independent public accountants for ratification by the stockholders at the 2007 Annual Meeting. Stockholder ratification of the selection of Ernst & Young, LLP as our independent public accountants is not required by our Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young, LLP to the stockholders for ratification as a matter of good corporate practice. The Audit Committee believes it to be in the best interests of our stockholders to retain Ernst & Young, LLP as our independent public accountants for the fiscal year ended January 31, 2008. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young, LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent public accounting firm at any time during the year if they determine that such a change would be in our best interests and those of our stockholders. The Audit Committee annually reviews the performance of our independent public accountants and the fees charged for their services. The Audit Committee anticipates, from time to time, obtaining competitive proposals from other independent public accounting firms for our annual audit. Based upon the Audit Committee's analysis of this information, we will determine which independent public accounting firms to engage to perform our annual audit each year. Representatives of Ernst & Young, LLP will attend the 2007 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We Recommend That You Vote For the Ratification of Ernst & Young, LLP As Our Independent Public Accounting Firm.

BOARD OF DIRECTORS

Board of Director Nominees:

Thomas J. Frank, Sr. was appointed as our Chairman of the Board and Chief Executive Officer in 1994. He has been employed by us for 47 years, has been a member of our board of directors since 1980 and has held every key management position within the organization, including responsibilities for distribution, service, credit, information technology, accounting and general operations. Mr. Frank holds a B.A. degree in industrial arts from Sam Houston State University and attended graduate courses at Texas A&M University. Mr. Frank completed the SCMP course at Harvard University. Mr. Frank is 67years old.

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government's Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. Since 1996, General Brailsford has served on the board of directors of Illinois Tool Works, Inc. and has been a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University's John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College. General Brailsford is 68 years old.

Jon E. M. Jacoby has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of Stephens Group LLC, a family-owned investment company, and, on June 30, 2006, was elected as Executive Vice President of SF Holdings, Inc., formerly known as The Stephens Group, Inc. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he was employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. Mr. Jacoby serves on the board of directors of Delta and Pine Land Company, Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School. Mr. Jacoby is 68 years old.

Bob L. Martin has served as director since September 2003. Mr. Martin has over 32 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard's, Inc. He currently serves on the board of directors of Gap, Inc., Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University. Mr. Martin is 58 years old.

Douglas H. Martin has served as a director of the predecessor to the Company since 1998, and was appointed a director of the Company in September 2003, when it became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm's capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University. Mr. Martin is 53 years old.

William C. Nylin, Jr. was appointed to our board as Executive Vice Chairman of the Board by the board of directors on March 28, 2006, to fill the newly created ninth board position. Dr. Nylin has served as our Chief Operating Officer since 1995. From 1995 until April 1, 2006, Dr. Nylin also served as our President. He was a director of the predecessor to the Company commencing in 1993, and remained a member until September 2003, when the Company became a publicly held entity. In addition to responsibilities as Executive Vice Chairman and Chief Operating Officer, Dr. Nylin has direct responsibility for credit granting and collections, information technology, risk management, distribution, and service. From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operation, at Lamar University in Beaumont, Texas. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University, and holds both a masters and doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University. Dr. Nylin is 64 years old.

Scott L. Thompson has served as a director since June 2004. Mr. Thompson is recently retired from Group 1 Automotive where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2005. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson is also a director of UAP Holding Corp. and Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant. Mr. Thompson is 48 years old.

William T. Trawick has served as a director of the Company since September 2003, when the Company became a publicly held entity. Since August 2000, Mr. Trawick has served as Executive Director of NATM Buying Corporation where he oversees the administrative activities of the multi-billion dollar regional group purchasing program of which we are a member. He also functioned as a consultant to our merchandising department until September, 2006. From September 1996 to July 1999, Mr. Trawick served as our Vice President of Merchandising and was responsible for all product purchasing, merchandising and store operations. Mr. Trawick is 60 years old.

Theodore M. Wright has served as a director since September 2003, when the Company became a publicly held entity. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its chief financial officer from April 1997 to April 2003. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP's Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP's National Office of Accounting Research and SEC Services Department. Mr. Wright received a B.A. from Davidson College. Mr. Wright is 44 years old.

These directors will serve one year terms which expire at our 2008 annual meeting of stockholders.

Nomination Policies and Procedures Governance

In preparation of our initial public offering, we conducted a thorough process of selecting qualified directors for our board. All directors whose terms expire at this annual meeting, except Mr. Jacoby, Dr. Nylin, and Mr. Thompson, were appointed in September 2003 in preparation for that offering. Mr. Jacoby was appointed to our board in April 2003, Mr. Thompson was appointed to our board in June 2004, and Dr. Nylin was appointed to our Board in March 2006. We do not currently have a standing nominating committee. Our board believes that at this time it would not be a prudent use of our board's resources to have a separate nominating committee and those resources are better utilized on our other committees and board functions. Thus, in accordance with Nasdaq rules, a majority of our independent directors recommend and will continue to recommend director nominees for the board's selection.

The goal of our board has been, and continues to be, to identify nominees for service on the board of directors who will bring a variety of perspectives and skills from their professional and business experience. In furtherance of this goal, our board has adopted nominating policies and procedures which are available on our website at www.conns.com under "Investor Relations – Governance". The independent directors will consider candidates for nomination proposed by stockholders so long as they are made in accordance with the provisions of Section 2.14 of our Bylaws.

For the independent directors to consider candidates recommended by stockholders, Section 2.14 of our Bylaws requires that the stockholder provide written notice to our Secretary no later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the stockholders. The notice to our Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in the business by the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address, as they appear on the company's books, of such stockholder and beneficial owner; and (ii) the class and number of shares of the company that are owned beneficially and held of record by such stockholder and such beneficial owner. Notwithstanding this procedure, the Board may, in its discretion, exclude from any proxy materials set to stockholders any matters that may properly be excluded under the Exchange Act, Securities and Exchange Commission rules or other applicable laws.

The independent directors believe that the minimum requirements for a person to be qualified to be a member of the board of directors, are that a person must (i) be an individual of the highest character and integrity and have an inquiring mind, vision, a willingness to ask hard questions and the ability to work well with others; (ii) be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper and reasonable performance of the responsibilities of a director; (iii) be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and board committee member (including developing and maintaining sufficient knowledge of the company and its industry; reviewing and analyzing reports and other information important to the board and committee responsibilities; preparing for, attending and participating in board and committee meetings; and satisfying appropriate orientation and continuing education guidelines); and (iv) have the capacity and desire to represent the balanced, best interest of the stockholders as a whole and not primarily a special interest group or constituency. The independent directors evaluate whether certain individuals possess the foregoing qualities and recommends to the board for nomination candidates for election or re-election as directors at the annual meeting of stockholders, or if applicable, at a special meeting of stockholders. This process is the same regardless of whether the nominee is recommended by our board or one of our stockholders.

Independent Board Composition

Nasdaq requires that a majority of the board of directors of a listed company be "independent". Nasdaq's rules provide that an independent director is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Utilizing and applying the rules of Nasdaq as to whether a director is considered to not be independent, the board has determined during fiscal 2007 that the following directors are independent as defined by NASD listing standards: Marvin D. Brailsford, Jon E.M. Jacoby, Bob L. Martin, William T. Trawick, Scott L. Thompson, and Theodore M. Wright.

In the course of determination of each director's independence, the board considered Mr. Jacoby's service as Vice Chairman and Senior Principal of Stephens Group LLC, a merchant banking firm, and as Executive Vice President of SF Holdings, Inc. Warren Stephens owns 50% of SF Holdings, Inc. and the other 50% is owned by the owners of Stephens Group LLC. Stephens Group, LLC and SF Holdings, Inc. were each a part of the Stephens Group, Inc., which, along with certain affiliates and family members of the Stephens Family beneficially, own approximately 47% percent of the outstanding shares of Conn's, together with Mr. Jacoby's direct and indirect ownership of common stock of Conn's. Warren Stephens owns 100% of Stephens Inc., the former investment banking group of Stephens Group, Inc.

Mr. Jacoby retired from Stephens Group, Inc. in 2003, but continued to serve as a director of Stephens Group, Inc. until 2006. Until 2006, Stephens Group, Inc. owned Stephens, Inc. Stephens, Inc. has provided investment banking and brokerage services to us in the past. After taking into account such positions held by Mr. Jacoby with a significant shareholder, given his exercise of independent judgment as one of our directors over the years, the fact that Mr. Jacoby is not involved with Stephens, Inc., the investment banking firm, and his lack of control of the voting of common stock, our board of directors determined that above-described relationship would not interfere with the exercise of his independent judgment in carrying out his responsibilities as one of our directors.

The independent directors of the board held executive sessions at each meeting of the board of directors during fiscal 2007.

Board Meetings

During fiscal 2007, the board held four regularly scheduled meetings and one telephonic meeting. Each person serving as a director during fiscal 2007 attended at least seventy-five percent (75%) of the board meetings held during the period he served as director during fiscal 2007, except for Bob L. Martin who attended sixty percent (60%) of the board meetings.

Policy Regarding Director Attendance at the Annual Meeting of Stockholders

It is our policy that each member of the board of directors is encouraged to attend our annual meeting of stockholders. Each director serving at the time of last year's annual meeting attended our annual meeting of stockholders.

Committees of the Board

Audit Committee

The Audit Committee recommends the appointment of our independent auditors. It also approves audit reports and plans, accounting policies, audit fees and certain other expenses. In connection with the rules adopted by the SEC and NASD, we adopted a written charter for the Audit Committee, which is posted on our website at www.conns.com under "Investor Relations". The Audit Committee reviews and reassesses the adequacy of the written charter on an annual basis.

Messrs. Wright, Brailsford and Thompson serve on the Audit Committee. The Audit Committee held four regularly scheduled meetings and five telephonic meetings in fiscal 2007, each of which was attended by all of the members, and one unanimous written consent in lieu of meeting which was executed by all members of the Committee. The board has determined that each of Mr. Wright and Mr. Thompson is an "audit committee financial expert" as defined by SEC rules. In addition, each of the members of the Audit Committee is "independent" as defined by the NASD listing standards and the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee establishes, reviews and approves the CEO compensation package, and reviews and approves other senior executive officer compensation. It also evaluates the compensation plans, policies and programs to the executive officers of the company and makes recommendations to the board of directors concerning such plans, policies and programs, advises the board regarding compensation plans, policies and programs applicable to non-employee directors for their services as a director and administers the Company's stock option, stock purchase and other plans. The Compensation Committee also evaluates the competitiveness of our compensation and the performance of our executive officers, including our Chief Executive Officer. In connection with the rules adopted by the SEC and NASD, the Company adopted a written charter for the Compensation Committee, which is posted on our website at www.conns.com under "Investor Relations."

Messrs. Jacoby, Trawick, and Wright serve on the Compensation Committee. The Compensation Committee held four regular meetings in fiscal 2007 and one telephonic meeting, each of which was attended by all members of the Committee. All members of the Compensation Committee were determined to be independent directors as defined by NASD regulations. Additional information on the Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis section of this proxy statement below.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We have developed a compensation program for executives and key employees designed to: (i) reward performance that increases the value of our common stock; (ii) attract, retain and motivate executives and key employees with competitive compensation opportunities; and (iii) build and encourage ownership of our shares of common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our shareholders. These goals are intended to reward our executive officers and encourage their long term commitment to the Company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our Company's financial performance, and equity incentive compensation program through granting of stock options tied to the executive officers performance and retention desires, fulfill our objectives.

Objectives/Reward

Reward Performance: The Company's performance is a key consideration in determining executive compensation, combined with the continued performance and service to the Company by each executive officer over an extended period of time in the accomplishment of strategic direction and goals, including specific business objectives. While our compensation policy recognizes that stock price performance is one measure of performance, given industry business conditions and our long-term strategic direction and goals, it may not necessarily be the best current measure of executive performance. The Company compensation packages are based upon a company-wide compensation structure that emphasizes bonus compensation based upon company pre-tax income performance and is consistent for each position relative to its authority and responsibility.

Attract, Retain and Motivate: Our Company designs our compensation program with the goal to obtain and retain the benefits of excellent executives in our Company's significant areas of operations – sales, merchandising, distribution, product service, consumer credit and training. We understand that we must be competitive within our industry, and must provide long-term compensation as part of our overall compensation program, including the extended vesting periods of five (5) years for our stock option programs for all but three of our employees. This equity compensation aligns our executive officers' goals with those of our shareholders, in providing for long term growth and related compensation.

Encourage Ownership of our Shares of Common Stock: Equally important in our compensation objectives is our desire for our executive officers to obtain and benefit from ownership of our common stock. This is accomplished through the deferred vesting of our stock option program, as explained above, and the resulting accumulation of shares of common stock by our executive officers.

Elements of and Determining Compensation

Our compensation program consists of three basic elements: (i) base salary; (ii) bonus (both predetermined and individual performance based); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

For each of these elements, with the exception of the CEO, the Compensation Committee in making its final determination, receives recommendations from our Chief Executive Officer, or CEO, and our Chief Operating Officer, or COO, of the amounts and timing of each, based upon their respective day to day working knowledge of the performance of each individual and each such individuals areas of responsibility and expectations for future performance and rewards. The Compensation Committee alone determines the compensation of the CEO. The Compensation Committee also relies on its explicit knowledge of the industry and the Company's peers in determining the final salary, bonus and equity awards on a comparative basis as deemed appropriate and necessary to reward and maintain the executives as an integral part of the Company's executive team and its overall performance and achievements.

Base Salary: Each executive officer receives a base salary determined by the Compensation Committee to be commensurate with the officer's area of responsibility and that officer's areas of responsibility in relation to the performance of the Company as a whole. The determination of this component is made at the first Compensation Committee meeting during the Company's fiscal year, and is set for the ensuing fiscal year, or at other meetings as deemed necessary by the Compensation Committee. When the base is determined, it is designed to provide the executive officer with a competitive and equitable living salary.

Bonus: The Compensation Committee establishes our bonus program for all executive officers and other employees of the Company, after receiving recommendations from the CEO and the COO for each individual executive officer and employee with the exception of the CEO. The bonus program is based on the Company's achievement of predetermined profit goals for the next ensuing fiscal year. Individual executive officers and other employees' levels of bonus, is recommended by the CEO and the COO, and determined by the Compensation Committee based upon that officer or employee's level of responsibility and ability to affect the performance of his area of responsibility and the Company's performance. At the end of each fiscal year, the Compensation Committee may additionally establish individual performance bonus awards for each executive officer and employee upon recommendation by the CEO and the COO. The Compensation Committee approves the final dispensation of all bonus awards under the plan. The bonus level determination is made by the Compensation Committee at the first Committee meeting of each fiscal year for that fiscal year. The base bonus program is pre-determined based upon financial profit goals of the Company based upon level of financial performance for the applicable bonused fiscal year over that of the previous fiscal year. The bonuses will vary from year to year. For example, during the Company's fiscal year 2006, bonuses determined by the Compensation Committee utilizing these standards were increased through the individual performance of executive officers and employees on the Company's performance and the Company's attainment of high profitability as a partial result of the positive effects of Hurricanes Rita and Katrina on the Gulf Coast, while the actual bonuses paid during fiscal 2007 were at a lower level due to the use of the 2006 fiscal year financial performance as a base for the 2007 profit goals..

Equity Awards: The Company utilizes its 2003 Amended and Restated Stock Option Plan to grant stock options to executive officers and other employees to reward and retain them through the potential of capital gains and equity buildup in the Company. The Compensation Committee determines the number of stock options to be granted to individuals at its committee meeting following the Company's third fiscal quarter of each year, and, if necessary, in subsequent telephonic meetings if necessary to finalize the grants. The number of options approved by the Compensation Committee for each individual is a part of the total number of options approved by the Compensation Committee to be distributed to all employees, with the exception of the CEO, based on the Compensation Committee's experience and discussions with and recommendations by our CEO and COO. These grants are also partially based on the individual's deemed value to the Company and the grants previously made to that individual. The exercise price of each grant is the closing price of our common stock on the date of the approval of the grant. For newly hired executive officers and other employees, we may grant stock options as necessary to obtain and retain individuals for such offices. The price of these stock options will be the closing price of our common stock on the date of approval by the Compensation Committee of the grants for that individual. The options vest equally over five (5) years on the anniversary date of the grant, except for certain options granted the CEO, the COO and the CFO which vest equally over three (3) years from the date of grant. The vesting schedule for the stock options for the named executive officers are as described in the table on page 15 hereof. In accordance with the terms of the 2003 Amended and Restated Stock Option Plan, the stock options granted contain change in control vesting as described on page 16 hereof, to protect the employee's vested interest in and commitment to the Company for which the grants were initially awarded.

Employment Agreements

Our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer each have been accorded Employment Agreements expiring on January 31, 2008. Our Chief Financial Officer announced his retirement effective January 31, 2008, and as a result his Employment Agreement was amended to remove any further obligation of the Company to him beyond that point for further compensation. Each employment agreement may be renewed for successive one year periods upon the mutual written consent of the Company and the executive officer. Under the terms of these employment agreements, each of these officers is entitled to payment of an annual salary plus a bonus based upon attainment of performance goals determined by our Compensation Committee, to participate in our employee benefit plans and receive options to purchase shares of our common stock. In the event that we terminate the executive officer's employment other than for cause or we do not renew the employment agreement when it expires, other than our CFO's employment agreement, we are obligated to pay the executive officer severance in an amount equal to the executive officer's annual base salary. Under these employment agreements, the executive agreed to a confidentiality agreement as well as not to compete with the Company for period of one year following the termination of the Agreement and not to solicit our employees to work for anyone else for a period of two years following the termination of the Agreement.

Other Compensation

We provide our named executive officers with other benefits, as reflected in the All Other Compensation column in the Summary Compensation Table on page 13, which we believe are reasonable, competitive and consistent with the Company's executive compensation program.

Compensation for the Named Executive Officers in Fiscal 2007

CEO Compensation

Our CEO's annual compensation package was determined in accordance with our Company's policies and procedures for all executive officers. With respect to the Company's fiscal year ended January 31, 2007, the Chief Executive Officer was eligible to receive an annual cash bonus (the "Incentive Compensation"), the amount of such bonus determined by the Compensation Committee in accordance with a pre-established performance goal which satisfies the requirements of Section 1.162-27(e)(2) of the Treasury regulations, taking into account any one or more of the following criteria with respect to Conn's or any affiliates or divisions of Conn's: (a) total revenues or any component thereof; (b) operating income; pre-tax or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash form operations; (d) earnings per share; (e) value of the Conn's stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis. The Incentive Compensation award for any year may not exceed $1,920,000. Due to the financial performance of the Company, our CEO received a cash bonus based on minimum achievement of financial results, as reflected in the Summary Compensation Table. The other components of our CEO's compensation package are also reflected in the Summary Compensation Table and the footnotes following.

Other Named Executive Officers' Compensation

Each of the other Named Executive Officer's compensation was determined in accordance with our Company's policies and procedures for all executive officers, including bonus, stock option and other benefits. Each of the components is addressed in the Summary Compensation Table and the footnotes following for each Named Executive Officer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed the Analysis with Management. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2007 and the Company's 2007 Proxy Statement. This report is provided by the following independent directors, who comprise the Compensation Committee.

Jon E.M. Jacoby, Chairman
William T. Trawick
Theodore M. Wright

Compensation Tables

Summary Compensation Table

(a) Name and Principal Position	(b) Fiscal Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)	(f) Option Awards ($)	(g) Non-Equity Incentive Plan Compensation ($)	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compens-ation ($)	(j) Total ($)
					(1)				
Thomas J. Frank, Sr.	2007	441,000	500,000	-	16,778	-	-	12,157	969,935
Chairman and CEO								(2)	
David L. Rogers	2007	240,000	147,916	-	13,422	-	-	11,800	413,138
CFO								(3)	
William C. Nylin, Jr.	2007	350,000	313,147	-	16,778	-	-	13,800	693,725
Executive Vice Chairman and COO								(4)	
Timothy L. Frank	2007	180,000	168,416	-	8,300	-	-	15,509	372,225
President								(5)	
David W. Trahan	2007	204,000	168,416	-	8,300	-	-	15,309	396,025
Sr. Vice President								(6)	

(1) Fair value of options granted in the current fiscal year for the requisite service period; see "outstanding equity" and "grants of plan-based awards" tables for more information. Information on assumptions used in calculating the fair value can be obtained from Notes 1 and 7 to the financial statements contained in the Company's annual report on Form 10-K filed with the SEC on March 29, 2007.

(2) Company matched 401K contributions, $8,800; company-paid portion of health insurance, $3,357.

(3) Company matched 401K contributions, $8,800; use of automobile (including fuel), $3,000.

(4) Company matched 401K contributions, $8,800; use of automobile (including fuel), $5,000.

(5) Company matched 401K contributions, $8,800; company-paid portion of health insurance, $4,509; use of automobile (including fuel), $2,200.

(6) Company matched 401K contributions, $8,800; company-paid portion of health insurance, $4,509; use of automobile (including fuel), $2,000.

Grants of Plan-Based Awards Table

		Estimated Future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards						
Name	Grant Date	Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)	All other stock awards; Number of shares of stock or units (#)	All other option awards; Number of securities under-lying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Thomas J. Frank, Sr.	12/4/2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	25,000	22.68	302,000
David L. Rogers	12/4/2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	20,000	22.68	241,600
William C. Nylin, Jr.	12/4/2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	25,000	22.68	302,000
Timothy L. Frank	12/4/2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	20,000	22.68	249,000
David W. Trahan	12/4/2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	20,000	22.68	249,000

Outstanding Equity Awards at Fiscal Year End Table

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options-Exercisable (#)	Number of Securities Underlying Unexercised Options-Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#)	Option Exercised Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas J. Frank, Sr.	33,900	22,600	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Chairman and CEO	23,333	11,667	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	8,333	16,667	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	25,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
David L. Rogers	3,000	2,000	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
CFO	10,000	15,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	11,667	23,333	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
William C. Nylin, Jr.	33,900	22,600	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Executive Vice	23,333	11,667	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
Chairman and COO	5,000	10,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	25,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
Timothy L. Frank	11,228	0	N/A	$8.21	7/26/2011	N/A	N/A	N/A	N/A
President	4,800	3,200	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
	4,000	6,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	3,000	12,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
David W. Trahan	4,800	3,200	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Sr. Vice President	4,000	6,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	3,000	12,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Thomas J. Frank, Sr.	0	0	N/A	N/A
David L. Rogers	0	0	N/A	N/A
William C. Nylin, Jr.	39,623	561,355	N/A	N/A
Timothy L. Frank	0	0	N/A	N/A
David W. Trahan	0	0	N/A	N/A

Termination of Employment and Change of Control Arrangements

The following table indicated the quantitative disclosure of the estimated payments that would have been provided to our named executive officers if they were terminated without cause or if their employment agreement is not renewed, as of January 31, 2007:

The following table also indicated the quantitative disclosure of the estimated benefit of the acceleration of each named executive officer's unvested options had a change of control occurred on January 31, 2007 and is calculated based on the closing price of the Company's common stock on January 31, 2007:

Termination/Change in Control Benefits

(a) Named Excutive Officer	(b) Vesting acceleration of options upon change in control (# of shares)	(c) Compensa-tion in lieu of salary/bonus upon termination not for cause ($)
Thomas J. Frank, Sr.	75,934	480,000
William C. Nylin, Jr.	69,267	360,000
David L. Rogers	60,333	240,000
Timothy L. Frank	41,200	-
David W. Trahan	41,200	-

(b) Assumes vesting would accelerate on all unvested options per the employee stock option plan:

"1. Acceleration of Vesting and Exercise Dates. The other provisions of this Agreement notwithstanding and pursuant to Paragraph 12 of the Plan:

(a) In the event of a proposed dissolution or liquidation of the Company and at the discretion of the Administrator, this Option may be immediately exercised for the entire number of Shares covered hereby until fifteen (15) days prior to such dissolution or liquidation;

(b) In the event of a Merger Transaction in which this Option shall not be assumed or an equivalent option issued as a substitute by a successor entity, the Administrator shall notify the Optionee in writing that this Option shall be exercisable for the entire number of Shares covered hereunder for a period of fifteen (15) days from the date of such notice; or

In the event of a Merger Transaction that constitutes a Change of Control in which this Option is assumed or an equivalent option is issued by a successor entity, an Involuntary Termination of the Optionee within one (1) year after the effective date of the Change of Control shall cause this Option or the equivalent substitute option to be immediately exercisable for the full number of Shares covered hereunder."

(c) These amounts would be paid in equal installment in such intervals as the base salary would have been paid, i.e., semi-monthly. Assumes termination occurred on February 1, 2007 and that termination satisfies the following language from the employment agreements in force:

"1. In the event (i) Conn's exercises its right of termination other than for Cause or (ii) this Agreement is not renewed by Conn's when it expires, Conn's shall be obligated to pay Executive's Base Salary and Incentive Compensation, if any, earned and accrued but unpaid through the date of termination. In addition, Conn's shall pay as severance pay one (1) year of Executive's current Base Salary. Such payments shall be

Outstanding Equity Awards at Fiscal Year End Table

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options-Exercisable (#)	Number of Securities Underlying Unexercised Options-Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#)	Option Exercised Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas J. Frank, Sr.	33,900	22,600	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Chairman and CEO	23,333	11,667	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	8,333	16,667	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	25,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
David L. Rogers	3,000	2,000	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
CFO	10,000	15,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	11,667	23,333	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
William C. Nylin, Jr.	33,900	22,600	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Executive Vice	23,333	11,667	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
Chairman and COO	5,000	10,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	25,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
Timothy L. Frank	11,228	0	N/A	$8.21	7/26/2011	N/A	N/A	N/A	N/A
President	4,800	3,200	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
	4,000	6,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	3,000	12,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
David W. Trahan	4,800	3,200	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Sr. Vice President	4,000	6,000	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	3,000	12,000	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	0	20,000	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Thomas J. Frank, Sr.	0	0	N/A	N/A
David L. Rogers	0	0	N/A	N/A
William C. Nylin, Jr.	39,623	561,355	N/A	N/A
Timothy L. Frank	0	0	N/A	N/A
David W. Trahan	0	0	N/A	N/A

Termination of Employment and Change of Control Arrangements

The following table indicated the quantitative disclosure of the estimated payments that would have been provided to our named executive officers if they were terminated without cause or if their employment agreement is not renewed, as of January 31, 2007:

The following table also indicated the quantitative disclosure of the estimated benefit of the acceleration of each named executive officer's unvested options had a change of control occurred on January 31, 2007 and is calculated based on the closing price of the Company's common stock on January 31, 2007:

Termination/Change in Control Benefits

(a) Named Executive Officer	(b) Vesting acceleration of options upon change in control (# of shares)	(c) Compensation in lieu of salary/bonus upon termination not for cause ($)
Thomas J. Frank, Sr.	75,934	480,000
William C. Nylin, Jr.	69,267	360,000
David L. Rogers	60,333	240,000
Timothy L. Frank	41,200	-
David W. Trahan	41,200	-

(b) Assumes vesting would accelerate on all unvested options per the employee stock option plan:

"1. Acceleration of Vesting and Exercise Dates. The other provisions of this Agreement notwithstanding and pursuant to Paragraph 12 of the Plan:

(a) In the event of a proposed dissolution or liquidation of the Company and at the discretion of the Administrator, this Option may be immediately exercised for the entire number of Shares covered hereby until fifteen (15) days prior to such dissolution or liquidation;

(b) In the event of a Merger Transaction in which this Option shall not be assumed or an equivalent option issued as a substitute by a successor entity, the Administrator shall notify the Optionee in writing that this Option shall be exercisable for the entire number of Shares covered hereunder for a period of fifteen (15) days from the date of such notice; or

In the event of a Merger Transaction that constitutes a Change of Control in which this Option is assumed or an equivalent option is issued by a successor entity, an Involuntary Termination of the Optionee within one (1) year after the effective date of the Change of Control shall cause this Option or the equivalent substitute option to be immediately exercisable for the full number of Shares covered hereunder."

(c) These amounts would be paid in equal installment in such intervals as the base salary would have been paid, i.e., semi-monthly. Assumes termination occurred on February 1, 2007 and that termination satisfies the following language from the employment agreements in force:

"1. In the event (i) Conn's exercises its right of termination other than for Cause or (ii) this Agreement is not renewed by Conn's when it expires, Conn's shall be obligated to pay Executive's Base Salary and Incentive Compensation, if any, earned and accrued but unpaid through the date of termination. In addition, Conn's shall pay as severance pay one (1) year of Executive's current Base Salary. Such payments shall be

made in equal installments in such intervals as the Base Salary was paid at the time of such termination or expiration."

Compensation of Non-Employee Directors

Each non-employee director of the board in respect of his or her service on the board receives:

- an annual retainer of $25,000 through the 2007 annual meeting;
- $2,500 for each board meeting attended;
- $1,000 for each audit committee meeting attended by a member of the audit committee (excluding the chair of the audit committee) on the same day as a board meeting;
- $1,500 for each audit committee meeting attended by the chair of the audit committee on the same day as a board meeting;
- $2,500 for each audit committee meeting attended by a member of the audit committee (excluding the chair of the audit committee) on a day other than the day of the board meeting;
- $3,500 for each audit committee meeting attended by the chair of the audit committee meeting on a day other than the day of the board meeting;
- $500 per meeting for participation in a telephonic meeting of the board;
- $750 for each compensation committee meeting attended by a member of the compensation committee on the same day as a board meeting;
- $1,250 for each compensation committee meeting attended by a member of the compensation committee on a day other than the day of a board meeting.

In addition our non-employee directors (i) are allowed to participate in the Company's medical plan at the same contributories with all the benefits of full-time active employees,, (ii) receive a merchandise discount in the same amount as the discount our employees receive; and (iii) are reimbursed for their expenses in attending board and committee meetings.

We adopted the 2003 Non-Employee Director Stock Option Plan in February 2003 in connection with our initial public offering, and amended the Plan by vote of shareholders at our 2006 annual meeting of shareholders. The plan is administered by the board of directors. Only non-employee directors are eligible grantees. Upon the closing of the initial public offering, we granted each of our then-current non-employee directors the option to purchase 40,000 shares of our common stock, and we have and will grant an option to purchase 40,000 shares of our common stock to any new board member. We will also grant our non-employee directors an option to purchase an additional 10,000 shares following each annual stockholders meeting on and after the fourth anniversary of each non-employee director's initial election or appointment to the board of directors. The initial options to purchase 40,000 shares of our common stock issued to non-employee directors vest equally over a three year period, and the additional options to purchase 10,000 shares of our common stock issued to non-employee directors vests on the first annual anniversary date of the date of the grant. The exercise price of each option is equal to the price per share of our common stock at the close of market on the date the option is granted. The options have a term of up to ten years. Upon a change in control or sale of the company, optionees have special vesting and exercise rights.

Accordingly, if reelected at the 2007 Annual Meeting, six of the nominated non-employee directors, Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Trawick and Wright, shall each be granted an option to purchase an additional 10,000 shares of our common stock, with the option vesting on the annual anniversary date of the date of grant.

Director Compensation Table

Name	Fees earned or paid in cash $	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings $	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Thomas J. Frank, Sr.	-	-	-	-	-	-	-
William C. Nylin, Jr.	-	-	-	-	-	-	-
Marvin D. Brailsford	48,500	-	-	-	-	-	48,500
Jon E. M. Jacoby	39,750	-	-	-	-	-	39,750
Bob L. Martin	31,250	-	-	-	-	-	31,250
Douglas H. Martin	33,500	-	-	-	-	-	33,500
Scott L. Thompson	48,500	-	-	-	-	-	48,500
William T. Trawick	39,750	-	-	-	-	32,000	71,750
Theodore M. Wright	56,250	-	-	-	-	-	56,250

(g) Mr. Trawick was a paid consultant of the Company through September 30, 2006.

Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that provide for the indemnification of our directors and certain executive officers, including the Named Executive Officers, to the fullest extent permitted by applicable law. These provisions, among other things, indemnify each of our directors and certain officers for certain expenses, including judgments, fines and amounts paid in settling or otherwise disposing of actions or threatened actions, incurred by reason of the fact that such person was a director or officer of Conn's or of any other corporation which such person served in any capacity at the request of Conn's.

In addition, we have entered into indemnification agreements with each of our directors pursuant to which we will indemnify them against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director, in his capacity as a director, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of certain expenses (such as attorney's fees, witness fees, damages, judgments, fines and settlement costs) to our directors in connection with any such suit or proceeding.

We maintain a directors' and officers' liability insurance policy to insure our directors and officers against certain losses resulting from acts committed by them in their capacities as our directors and officers, including liabilities arising under the Securities Act of 1933.

CORPORATE GOVERNANCE

Code of Ethics

Our board has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes is published on our website at www.conns.com under "Investor Relations." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website.

Stockholder Communications with the Board

We have adopted a policy that allows stockholders to communicate directly with the board of directors. Stockholders may contact the board or any committee of the board by any one of the following methods:

By telephone:	By mail:	By e-mail:
(409) 832-1696 Ext. 3218	Board of Directors 3295 College Street Beaumont, Texas 77701	Conns1890tf@aol.com

All communications submitted under this policy will be compiled by the Compliance Officer of the company and submitted to the board or the requisite board committee on a periodic basis. Complaints or concerns relating to accounting, internal accounting controls or auditing matters will be referred to the Audit Committee under the policy adopted by the Audit Committee. This policy and procedure is posted on our website at www.conns.com under "Investor Relations".

AUDIT COMMITTEE REPORT

The Committee

Our board of directors established the Audit Committee to recommend the appointment of our independent auditors and to oversee the company's (i) financial reporting process; (ii) internal audits, internal control policies and procedures implementation and compliance with Sarbanes-Oxley Section 404 requirements, and authorities; and (iii) financial, tax, and risk management policies. The Audit Committee is composed of three members and operates under a written charter, a copy of which is published on our website at www.conns.com under "Investor Relations." The Audit Committee has prepared the following report on its activities with respect to the company's financial statements for the fiscal year ended January 31, 2007.

Review and Discussion

Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of Conn's consolidated financial statements in accordance with generally accepted accounting principles. Ernst & Young, LLP, the company's independent auditors, is responsible for auditing those financial statements for attesting to Management's Report on Internal Control over Financial Reporting; and for assessing the effectiveness of internal control over financial reporting. It is the Audit Committee's responsibility to monitor and review these processes. The members of the Audit Committee are not employees of the Company and do not represent themselves to be or to serve as, accountants or auditors by profession or experts in the field of accounting or auditing.

In connection with the preparation of the Company's audited financial statements for the fiscal year ended January 31, 2007, the Audit Committee:

- reviewed and discussed the Company's annual report on Form 10-K, including the audited consolidated financial statements of the Company and Management's Report on Internal Control over Financial Reporting for the year ended January 31, 2007 with management;
- discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61;
- received the written disclosures and the letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with Ernst & Young its independence from Conn's, including whether Ernst & Young's provision of non-audit services to the company is compatible with the auditors' independence.

The Audit Committee meets with the company's independent auditors to discuss the results of their examinations, their evaluations of the company's internal controls and the overall quality of the company's financial reporting. The Audit Committee held four regularly scheduled meetings and five telephonic meetings during the fiscal year ended January 31, 2007.

Recommendation

Based on the review and discussion referred to above, the Audit Committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2007, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Theodore M. Wright, Chairman
Marvin D. Brailsford
Scott L. Thompson

PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total stockholder return on our common stock against the Nasdaq U.S. Stock Market Index and the average of a peer group index comprised of five publicly traded consumer electronic and/or appliance retailers(1) since our initial public offering on November 24, 2003. Since we have not been publicly traded for five years, we have selected November 24, 2003, the date our initial public offering, and the end of each of our fiscal quarters between November 24, 2003 and January 31, 2007 (the last trading day of our fiscal year) for comparison purposes. The graph reflects the value of a $100 investment as of November 24, 2003 in either our stock or the indices presented at the dates of measurement, including reinvestment of dividends. The corresponding index values and common stock price values are summarized in the table below by measurement date.



Indexed Total Stockholder Return
Stock Index in $
$330.00
$280.00
$230.00
$180.00
$130.00
$80.00
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Conn's Index
NASDAQ US Stock Market
Peer Group Index

Trade Date	Conn's Index	NASDAQ US Stock Market Index	Peer Group Stock Index[1]	Conn's Closing Stock Price
November 24, 2003	$ 100.00	$ 100.00	$ 100.00	$ 14.00
January 31, 2004	114.29	106.11	105.51	16.00
April 30, 2004	118.57	98.61	102.22	16.60
July 31, 2004	119.36	96.93	117.86	16.71
October 31, 2004	109.43	101.43	140.87	15.32
January 31, 2005	118.21	105.92	137.22	16.55
April 30, 2005	121.64	98.69	157.15	17.03
July 31, 2005	191.36	112.21	184.58	26.79
October 31, 2005	209.07	108.89	150.92	29.27
January 31, 2006	310.57	118.42	178.18	43.48
April 30, 2006	244.07	119.28	205.04	34.17
July 31, 2006	183.71	107.41	171.86	25.72
October 31, 2006	171.57	121.55	206.15	24.02
January 31, 2007	167.64	126.54	190.06	23.47

[1] The peer group index consists of the simple average of the indices of Sears Holding Co., Best Buy Co., Inc., Circuit City Stores, Inc., Rex Stores Corp. and Tweeter Home Entertainment Group, Inc.

EXECUTIVE OFFICERS

Biographical Information

The board appoints our executive officers at the first board meeting following our annual meeting of stockholders and updates the executive officer positions as necessary. Our executive officers serve at the discretion of the board and until their successors are elected and qualified or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information regarding our executive officers, including service with Conn Appliances, Inc., our predecessor company:

Name	Age	Positions	Years of Service with Conn's
Thomas J. Frank, Sr.	67	Chairman of the Board and Chief Executive Officer	47
William C. Nylin, Jr.	64	Executive Vice Chairman of the Board and Chief Operating Officer	14
David L. Rogers	58	Chief Financial Officer	10
Timothy L. Frank	39	President	11
David R. Atnip	59	Senior Vice President and Treasurer	14
Walter M. Broussard	47	Senior Vice President – Sales/Store Operations	21
Robert B. Lee, Jr.	60	Senior Vice President – Service and Logistics	7
David W. Trahan	46	Senior Vice President – Retail	19
Reymundo de la Fuente, Jr.	46	Senior Vice President – Credit	8

Thomas J. Frank, Sr. was appointed as our Chairman of the Board and Chief Executive Officer in 1994. He has been employed by us for 47 years, has been a member of our board of directors since 1980 and has held every key management position within the organization, including responsibilities for distribution, service, credit, information technology, accounting and general operations. Mr. Frank holds a B.A. degree in industrial arts from Sam Houston State University and attended graduate courses at Texas A&M University. Mr. Frank completed the SCMP course at Harvard University. Mr. Frank is the father of Timothy L. Frank, our President.

William C. Nylin, Jr.. On March 28, 2006, Dr. Nylin was appointed to our board of directors as its Executive Vice Chairman. He has served as our Chief Operating Officer since 1995. From 1995 until April 1, 2006, he also served as our President. He became a member of our board of directors in 1993 and served in that capacity until September 2003, and was appointed to our board of directors on March 28, 2006 by our board. In addition to performing responsibilities as Chief Operating Officer, he has direct responsibility for credit granting and collections, information technology, risk management, distribution and service. From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operations at Lamar University. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University and holds both a masters degree and a doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University.

David L. Rogers was appointed as our Chief Financial Officer Designate, effective September 1, 2004 and our Chief Financial Officer effective January 31, 2005. Mr. Rogers joined us in October 1996 and served as our Legal Manager until August 1997. He has served as our Controller from September 1997 until September 1, 2004. Prior to his joining our Company, Mr. Rogers served in various accounting positions during a twenty-year career with a Fortune 500 public utility. Mr. Rogers obtained his B.B.A. in accounting from Lamar University in December, 1974. Mr. Rogers has announced his retirement effective January 31, 2008.

Timothy L. Frank was elected President of our Company by our board of directors on March 28, 2006, effective April 1, 2006. Mr. Frank has previously served as our Senior Vice President – Retail from May, 2005. He joined us in September 1995 and has served in various roles throughout our Company, including Director of Advertising, Director of Credit, Director of Legal Collections, Director of Direct Marketing, and as Vice President of Special Projects. Prior to joining our Company, Mr. Frank served in various marketing positions with a nationally known marketing consulting company. Mr. Frank holds a B.S. in Liberal Arts from Texas A&M University and an M.B.A. in Marketing from the University of North Texas. Mr. Frank has also completed a post-graduate program at Harvard University. Mr. Frank is the son of Thomas J. Frank, Sr., our Chairman and Chief Executive Officer.

David R. Atnip has served as our Senior Vice President since October 2001 and as our Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997 and as our Secretary from 1997 to 2005. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 20 years of financial experience in the savings and loan industry.

Walter M. Broussard has served as our Senior Vice President – Sales since 2005, and previously served as our Senior Vice President – Store Operations from October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 25 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

Robert B. Lee, Jr. has served as our Senior Vice President – Service and Logistics since April, 2005, after serving as our Vice President – Advertising, and was our Senior Vice President – Advertising from October 2001 and Vice President – Advertising from January, 1999 until October 2001. His responsibilities include managing our Service Division and Distribution Division. The Service Division is responsible for providing factory authorized service from the Company's five regional service centers for the majority of the products that we sell. The Distribution Division consists of warehousing, transportation and delivery operations from our five regional warehouse and two cross-dock facilities. He also chairs our site selection committee and manages our Facility Maintenance department. From 1990 until 1998, he was a partner in Ann Lee & Associates, a Beaumont-based advertising agency and public relations firm where he served as Chief Operating Officer. Mr. Lee obtained a B.B.A. in Finance from The University of Texas at Austin and completed a post-graduate program at the University of Notre Dame.

David W. Trahan was elected Senior Vice President – Retail by our board of directors on March 28, 2006, effective April 1, 2006. He has previously served as our Senior Vice President – Merchandising from October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last four years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

Reymundo de la Fuente, Jr. has served as our Senior Vice President – Credit since October 2001. Since joining us in 1998, he has served in positions that involve direct responsibility for credit underwriting, customer service inbound operations, collections, recovery of charge-offs and legal activities. Mr. de la Fuente has worked in the credit receivables industry since 1986 with national credit organizations. His responsibilities included the strategic direction and development of large credit portfolios. Mr. de la Fuente obtained his B.B.A. in finance from The University of Texas at San Antonio and holds an M.B.A. from Our Lady of the Lake in San Antonio.

Michael J. Poppe. In connection with the announcement by David Rogers, our CFO, of his retirement effective January 31, 2008, our Board appointed Michael J. Poppe, our current Controller and Assistant Chief Financial Officer, as our Chief Financial Officer effective February 1, 2008. Mr. Poppe, 39, has served as our Controller and Assistant Chief Financial Officer and Assistant Treasurer since he joined us in September 2004. In the 14 years prior to his joining us, Mr. Poppe served in various accounting and finance management positions in public accounting at Arthur Andersen LLP and in automotive retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc. Mr. Poppe spent from January 1997 until May 2004 at Group 1, a New York Stock Exchange listed, Fortune 500 retail company, and was a member of the founding management team. Mr. Poppe is a certified public accountant and obtained his B.B.A in accounting and finance from Texas A&M University.

Equity Incentive Plans

Amended and Restated 2003 Incentive Stock Option Plan

In February 2003, we adopted our Amended and Restated 2003 Incentive Stock Option Plan, and amended the Plan in June 2004. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Option grants are made within the discretion of the Compensation Committee. Options may be granted for such terms as the Compensation Committee may determine, but not for terms greater than ten years from the date of grant. The maximum number of shares of our common stock that may be issued under this plan is 3,859,767 shares, subject to adjustment. All options issued vest equally over either a three-year term or a five-year term. At January 31, 2007, there were options to purchase 1,755,018 shares of our common stock issued and outstanding under the plan.

Employee Stock Purchase Plan

In February 2003, we adopted our Employee Stock Purchase Plan. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Eligible employees are able to purchase shares of our common stock without brokerage commissions and at a discount from market prices. The maximum number of shares of our common stock that may be issued under this plan is 1,267,085 shares, subject to adjustment.

2003 Non-Employee Director Stock Option Plan

We also have the 2003 Non-Employee Director Stock Option Plan, which we adopted in February 2003 and is discussed on page 10. The maximum number of shares of our common stock that may be issued under this plan is 600,000 shares, subject to adjustment. All options issued to a director when he or she becomes a director currently vest equally over a three-year term, while those issued to a director on his fourth anniversary date of becoming a director vest on the first anniversary date of the grant. At January 31, 2007, there were options to purchase 251,000 shares of our common stock issued and outstanding under the plan.

The following table provides information regarding the number of shares of our common stock that may be issued on exercise of outstanding stock options and warrants under our existing equity compensation plans as of January 31, 2006. These plans are as follows:

- the Amended and Restated 2003 Incentive Stock Option Plan;
- the Non-Employee Director Stock Option Plan; and
- the Employee Stock Purchase Program.

	(A)	(B)	(C)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Stockholders	2,006,018 (1)	$18.36	1,724,249 (1)
Equity Compensation Plans Not Approved by Stockholders	-	-	-
Total	2,006,018	$18.36	1,724,249

(1) Includes 251,000 outstanding options and 320,000 options available for future issue applicable to the Non-Employee Director Stock Option Plan.

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for each person who is known by us to be the beneficial owner of more than 5% of our voting securities, for each director and named executive officer, and for all directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting and investment power over the shares indicated. For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of April 13, 2007 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Name	Common Stock Owned		Percent of Common Stock Owned
Conn's Voting Trust (1)	11,293,243		47.09%
SF Holding Corp. (2)	1,011,115		4.22%
Stephens Inc.	313,859		1.31%
Warren A. Stephens	2,743,354	(3)	11.44%
W.R. Stephens, Jr.	2,871,163	(4)	11.97%
Elizabeth Stephens Campbell	2,774,722	(5)	11.57%
Pamela Dianne Stephens Trust One	1,182,862		4.93%
Bess C. Stephens	1,843,740	(6)	7.69%
Jon E.M. Jacoby	643,391	(7)	2.68%
Douglas H. Martin	300,717	(8)	1.25%
GAM London Ltd	1,880,000		7.84%
Thomas J. Frank, Sr.	918,279	(9)	3.83%
William C. Nylin, Jr.	281,585	(10)	1.17%
David W. Trahan	164,330	(11)	0.69%
David L. Rogers	30,667	(12)	0.13%
Timothy L. Frank	114,600	(13)	0.48%
Marvin D. Brailsford	40,000	(14)	0.17%
Bob L. Martin	40,000	(15)	0.17%
William T. Trawick	40,000	(16)	0.17%
Theodore M. Wright	23,000	(17)	0.10%
Scott L. Thompson	28,213	(18)	0.12%
Directors and officers (12 persons)	2,624,782	(19)	10.95%

(1) These shares have been contributed to a voting trust agreement and are held and voted by an independent third party as voting trustee. The voting trust will vote the shares held in the voting trust in the same proportion as votes cast "for" or "against" any proposals by all other stockholders. The voting trust agreement imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire in November 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock.

(2) The principal voting stockholders of SF Holding Corp. are the Jackson T. Stephens Trust No. One UID ¼/88 and the Bess C. Stephens Trust. Warren A. Stephens is a director and co-chairman of SF Holding Corp. and a director and president of Stephens Inc. W.R. Stephens, Jr. is a director and co-chairman of SF Holding Corp. Mr. Jacoby is a officer of SF Holding Corp. Mr. Martin is a director and an officer of SF Holding Corp and an officer of Stephens Inc. The address of Warren A. Stephens and Doug Martin is c/o Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201. The address of W.R. Stephens, Jr. and Jon E.M. Jacoby is c/o The Stephens Group, LLC, 100 Morgan Keegan Drive, Little Rock, Arkansas 72202.

(3) Includes 1,871,549 shares owned by Stephens Investments Holdings LLC, 4,356 shares owned by Warren Miles Amerine Stephens Trust, 4,356 shares owned by John Calhoun Stephens Trust and 4,356 shares owned by Laura Whitaker Stephens Trust, which have been contributed to the voting trust and as to which Mr. Stephens, as trustee or otherwise, has no power to vote and sole power of disposition; 739,100 shares owned by Harriet C. Stephens Trust, which have been contributed to the voting trust; 119,322 shares owned by Stephens Investment Partners 2000 LLC and 315 shares owned by Stephens Investment Partners 2001 LLC, as to which Mr. Stephens, as co-manager, has shared power to vote and shared power of disposition. Does not include shares owned by SF Holding Corp., Stephens Inc., or any of their respective affiliates, except as mentioned in this footnote.

[4] Includes 1,162,530 shares owned by W.R. Stephens, Jr. Revocable Trust, which have been contributed to the voting trust and as to which Mr. Stephens, as trustee, has no power to vote and sole power of disposition; 202,774 shares owned by W.R. Stephens, Jr. Children's Trust, 155,489 shares held by W.R. Stephens III Trust, 155,489 shares held by Arden Jewell Stephens Trust, and 1,182,862 shares held by Pamela D. Stephens Trust One, which have been contributed to the voting trust and as to which Mr. Stephens, as a co-trustee or otherwise, has no power to vote and shared power of disposition; and 12,019 shares owned by Carol Stephens which have been contributed to the voting trust. Does not include shares owned by SF Holding Corp. or any of its affiliates, except as mentioned in this footnote.

[5] Includes 1,091,531 shares owned by Francine, Inc., which have been contributed to the voting trust and as to which Ms. Campbell, as an executive officer, has no power to vote and sole power of disposition; 1,182,862 shares owned by Pamela D. Stephens Trust One, 250,331 shares owned by MAM International, Inc., and 83,333 shares owned by each of Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, and Elizabeth S. Campbell 1992 Trust, which have been contributed to the voting trust and as to which Ms. Campbell, as a co-trustee or otherwise, has no power to vote and shared power of disposition.

[6] Includes 202,774 shares owned by W.R. Stephens, Jr. Children's Trust, 208,105 shares owned by Bess. C. Stephens Trust, 1,182,862 shares owned by Pamela D. Stephens Trust One, and 83,333 shares owned by each of Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, and Elizabeth S. Campbell 1992 Trust, which have been contributed to the voting trust and as to which Ms. Stephens, as a co-trustee, has no power to vote and shared power of disposition.

[7] Includes 570,280 shares owned by Coral Two Corporation which have been contributed to the voting trust and as to which Mr. Jacoby, as an executive officer, has no power to vote and sole power of disposition; 42,857 shares owned by Smiley Holdings, LLC, as to which Mr. Jacoby, as a manager, has sole power to vote and sole power of disposition; 3,588 shares owned by Mr. Jacoby which have not been contributed to the voting trust; and 40,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days after April 13, 2007. Does not include shares owned by SF Holding Corp. or any of its affiliates, except as mentioned in this footnote.

[8] Includes 154,414 shares owned by Mr. Martin, which have been contributed to the voting trust and as to which Mr. Martin has no voting power and sole dispositive power; 119,322 shares owned by Stephens Investment Partners 2000 LLC and 315 shares owned by Stephens Investment Partners 2001 LLC, as to which Mr. Martin, as co-manager, has shared power to vote and shared power of disposition; and 40,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days after April 13, 2007. Does not include shares owned by SF Holding Corp., Stephens Inc., or any of their respective affiliates, except as mentioned in this footnote.

[9] Includes 338,279 shares owned by a trust over which Mr. Frank is the trustee and exercises sole voting power and sole dispositive power but over which Mr. Frank has no pecuniary interest and for which Mr. Frank disclaims beneficial ownership and includes options to purchase 65,566 shares of common stock. .

[10] Includes options to purchase 50,700 shares of common stock.

[11] Includes options to purchase 11,800 shares of common stock.

[12] Includes options to purchase 24,667 shares of common stock.

[13] Includes options to purchase 23,028 shares of common stock.

[14] Includes options to purchase 40,000 shares of common stock.

[15] Includes options to purchase 40,000 shares of common stock.

[16] Includes options to purchase 40,000 shares of common stock.

[17] Includes options to purchase 23,000 shares of common stock.

[18] Includes options to purchase 28,000 shares of common stock.

[19] Includes options to purchase 438,294 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest, and if so, if the transactions are at arms length and are acceptable to the Board of Directors. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. In addition, the Audit Committee reviews any related person transaction that is required to be disclosed, and submits to the full board of directors such relationship for approval. In the course of its review of these relationships, the committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction, and the timing of the entering of such transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
- any other matters the committee deems appropriate.

Lease Arrangement

Since 1996, we have leased one of our Houston, Texas store locations containing approximately 19,150 square feet from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrow for taxes, insurance and common area maintenance expenses, which escalate annually, per month through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in each of fiscal years 2005, 2006, and 2007. Based on current market lease rates for comparable retail space in the area, we believe that the terms of this lease were at or better than fair market value at the date of the lease commencement.

Independent Contractor

William T. Trawick has served as a member of our board of directors since September 2003 and served as an advisory director of Conn Appliances, Inc., our predecessor company, since August 1999. In addition to the fees paid to Mr. Trawick in his capacity as a director, we paid him consulting fees in the amount of $48,000 in fiscal 2005, $48,000 in fiscal 2006 and $32,000 in fiscal 2007. Mr. Trawick is also the President and Executive Director of NATM Buying Corporation, a national buying group representing nine regional retailers, including us, in the appliance and electronics industry. NATM coordinates the buying and merchandising strategies for its member retailers. We recorded expenses of cash payments to NATM for membership dues of $83,000 in fiscal years 2005, 2006, and 2007. The Company terminated its consulting contract with Mr. Trawick in September, 2006.

Indirect Ownership in Service Provider

During fiscal year 2007, we engaged the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mailing advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of our company, and Messrs. Jacoby and Martin are members of our Board of Directors. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors indirectly owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal 2006. The fees we paid to DMS during fiscal 2005, 2006 and 2007 amounted to approximately $1.8 million, $4.3 million and $5.8 million, respectively. When DMS was initially engaged to perform direct marketing services for us, a competitive analysis was performed from submissions by various marketing groups, with DMS presenting the low price point in these analyses. During fiscal 2006 and 2007, additional competitive analyses have been performed which continually support that DMS offers us the lowest cost for this service. We, at least annually, seek competitive bids for the services performed by DMS.

Stock repurchase services

The Company engaged the services of Stephens Inc. to act as its broker under its stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of the Company's Board of Directors. During the year ended January 31, 2007, the Company incurred fees payable to Stephens Inc. of $5,040 related to the purchase of 168,000 shares of its common stock. Based on a review of competitive bids received from various broker candidates, the Company believes the terms of this arrangement are no less favorable than it could have obtained in an arms' length transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, executive officers and other persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership of our common stock with the SEC. Officers, directors and other stockholders who own more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based on a review of reports and information furnished to us by those persons who were directors, executive officers and/or the beneficial holders of 10% or more of our common stock at any time during the fiscal year ended January 31, 2007 and upon representations from such persons, we believe that all stock ownership reports required to be filed under section 16(a) by such reporting persons during the fiscal year ended January 31, 2007 were timely made.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP served as our independent public accountants for the fiscal year ended January 31, 2007. The Audit Committee has appointed Ernst & Young as our independent public accountants for the fiscal year ending January 31, 2008, subject to shareholder ratification. Representatives of Ernst & Young will attend the 2007 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We paid the following fees to Ernst & Young for professional and other services rendered by them during fiscal 2005, 2006 and 2007:

	Years Ended January 31,		
	2005	2006	2007
Audit Fees	$ 663,536	$ 636,624	$ 897,578
Audit-Related Fees	68,300	100,634	101,251
Tax Fees	-	-	-
All Other Fees	-	-	133,656

Our Audit Committee Charter requires pre-approval of all services to be rendered by our independent auditors. It was determined that no services rendered by our outside auditors in fiscal 2007 were prohibited under the new requirements of the Sarbanes-Oxley Act of 2002. Fees associated with the audit for fiscal 2007 were approved in advance of services being rendered. In addition, the Audit Committee has considered whether Ernst & Young's provision of services, other than services rendered in connection with the audit of our annual financial statements and reviews of our financial statements included in our Forms 10-Q for the most recent fiscal year, is compatible with maintaining Ernst & Young's independence and has determined that such services rendered met the requirements of independence.



FINANCIAL HIGHLIGHTS

Combined Portfolio Statistics



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2003
2004
2005
2006
2007
% Increase Product Sales
% Increase Portfolio Balance
60 Day Percent Delinquency Rate
Net Credit Loss Rate

Same Store Sales



Percentage Increase
20%
15%
10%
5%
2003
2004
2005
2006
2007
Years Ended January 31

Net Income



Dollars in Millions
40
30
20
10
2003
2004
2005
2006
2007
Years Ended January 31

Revenues



Dollars in Millions
$700
600
500
400
300
2003
2004
2005
2006
2007
Years Ended January 31

Number of Stores



60
50
40
30
20
2003
2004
2005
2006
2007
Years Ended January 31

END


Conn's
AWARD
WINNING
SERVICE
Since 1890

Conn's, Inc.
3295 College St.
Beaumont, TX 77701